
05051305

balance

JONES APPAREL GROUP 2004 ANNUAL REPORT

etter *from the C.E.O.*

Dear Jones Apparel Shareholder:

2004 was a year of considerable challenges in the marketplace, particularly in the second half of the year when we fell short of some of the financial targets that we had forecast. Even with these disappointments, we generated record net revenues of $4.65 billion resulting in net income of $302 million and operating cash flow of $462 million. This is directly attributable to the strength of our brands, the quality of our people, and our culture of strict discipline over expenses and working capital management.

> "The overall vision driving our success is to be essentially a bulletproof company, to provide products across multiple distribution channels for multiple consumers."
>
> -Peter Boneparth in *Women's Wear Daily,* November 11, 2004

We have a long history of identifying opportunities within the marketplace, then moving swiftly to create product for the ever-changing needs of the consumer. Our attentiveness to the demands and aspirations of our consumer is never-ending and is integrated in our brand-building processes. By performing market research, gathering valuable data, and speaking to target consumers in advance, we believe we maximize the potential performance of any new opportunity.

In 2004, our highly anticipated Jones New York Signature line arrived on retail floors. This lifestyle brand was designed to target a consumer that we felt was neglected in the marketplace, and Jones New York Signature was created with a sense of uniqueness which allowed that consumer to make her very own personal statement. Jones New York Signature was very well received, with wholesale net sales approaching $200 million. This was a tremendous accomplishment and involved the hard work of nearly every discipline within our company. More importantly, it was another good example of the vast consumer-oriented capabilities that, combined, define our company.

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We have also positioned Bandolino, a storied footwear brand with a strong heritage, into a fashionable lifestyle concept which includes apparel, handbags, costume jewelry and also freestanding retail stores. Although this initiative began in 2003, it gained considerable momentum in 2004 and now provides the consumer with great product at a reasonable price across many different categories.

Jones New York Signature and Bandolino are simply two examples of our balanced portfolio of businesses. We see additional long-term opportunities for growth in each of our business segments, and we will remain focused on them. To complement these initiatives in our core business, we like to enhance our future growth opportunities by making strategic acquisitions.

We acquired Maxwell Shoe Company last year, thereby leveraging our footwear infrastructure and providing us with future opportunities to expand in the mid-tier, children's and bridge categories. Well-known brands such as Joan & David, Circa Joan & David, Mootsies Tootsies and Sam & Libby were added to our portfolio. This acquisition also included the AK Anne Klein footwear business, which we were licensing to Maxwell Shoe. We now produce apparel, handbags and footwear under the AK Anne Klein brand within the Jones Apparel Group umbrella. Similar to AK Anne Klein, we believe some of the other acquired Maxwell brands have additional potential within our core competencies, including apparel, handbags and even


dney Kimmel
Jones Apparel Group, Inc.
and Director


esley R. Card
and Financial Officer


onda J. Brown
and Chief Executive Officer

international expansion. As you can imagine, leveraging our in-house capabilities helps to fuel future growth.

We further diversified the demographic and economic profiles of the range of our target consumers late in 2004, by acquiring the Barneys New York specialty retail business. The luxury consumer who frequents Barneys has proven to be resilient in the face of many macro-economic uncertainties. We are confident that the excellence of the Barneys management team and its culture of "Taste, Luxury and Humor" can allow Barneys to become a billion dollar enterprise over the next several years. Our approach to achieving this growth will be well planned and highly disciplined.

With so many highly recognizable consumer brands in our portfolio and our core competencies in apparel, footwear, denim, handbags, costume jewelry, retail, and now luxury, we feel uniquely positioned within our industry. We complement our brands and core competencies with a flexible infrastructure that allows us to meet the demanding needs of our customer. Advanced systems, multiple points of distribution, a world-wide sourcing network and a strong operational skill set together form the foundation for us to be successful. For more than 30 years, we have prided ourselves on operational excellence...this remains true today and will continue into the future.

As I regularly meet with investors and shareholders, I am often asked, "Where will Jones go from here?" While on the surface, this may appear to be a very broad based and general question, the answer is actually quite simple and consistent with our many actions in 2004. Jones Apparel Group will go wherever the consumer takes us. This is particularly true as we position our multi-brand, multi-channel business model for future growth.

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er Boneparth
and Chief Executive Officer
Director

Jones Apparel Group has evolved into a premier branded consumer products company because of the tireless dedication and unwavering commitment of our people. They seek opportunities and welcome challenges with the goal of making Jones Apparel Group the standout in our industry. To our more than 17,000 worldwide associates, I say thank you. And together, we say thank you to our many customers, suppliers and investors, whose loyalty and support are deeply appreciated.

Sincerely,

Peter Boneparth


NINE WEST


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BARNEYS
NEWYORK


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introducing luxury






ANNE KLEIN
NEW YORK








JONES NEW YORK SIGNATURE




JONES NEW YORK COLLECTION


GLO jeans


NIPON BOUTIQUE



Jones Apparel Group, Inc. & Subsidiaries

all amounts in millions except per share and employee data	2004	2003	2002
total revenues	$4,650	$4,375	$4,341
gross profit	$1,705	$1,637	$1,684
gross margin	36.7%	37.4%	38.8%
operating income	$528	$580	$591
operating margin	11.4%	13.3%	13.6%
net income	$302	$329	$319
diluted earnings per share	$2.39	$2.48	$2.36
working capital	$612	$827	$891
total assets	$4,551	$4,188	$3,853
stockholders' equity	$2,654	$2,538	$2,304
book value per share	$21.72	$20.11	$17.94
dividends per share	$0.36	$0.16	–
employees	17,260	17,095	15,950


$5.0
$4.0
$3.0
$2.0
$1.0
2002
2003
2004
(in billions)

TOTAL REVENUES


$500
$400
$300
$200
$100
2002
2003
2004
(in millions)

NET INCOME


$5.0
$4.0
$3.0
$2.0
$1.0
2002
2003
2004
stockholders' equity
total assets
(in billions)

TOTAL ASSETS & STOCKHOLDERS' EQUITY

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A

(Amendment No. 1)

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2004

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission file number 1-10746

JONES APPAREL GROUP, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania (State or other jurisdiction of incorporation or organization)	**06-0935166** (I.R.S. Employer Identification No.)
250 Rittenhouse Circle, Bristol, Pennsylvania (Address of principal executive offices)	**19007** (Zip Code)

Registrant's telephone number, including area code: **(215) 785-4000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	**New York Stock Exchange, Inc.**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K/A or any amendment to this Form 10-K/A. [X]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). [X] Yes [ ] No

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of the last business day of the registrant's most recently completed second fiscal quarter, based on the closing price of the registrant's common stock as reported on the New York Stock Exchange composite tape on July 2, 2004, was approximately $4,858,157,435.

As of February 23, 2005, 122,413,858 shares of the registrant's common stock were outstanding.

Explanatory Note

This Amendment No. 1 on Form 10-K/A to our Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the "Original Filing"), which was filed with the Securities and Exchange Commission (the "SEC") on February 25, 2005, is being filed to:

- include a revised Consent of Independent Registered Public Accounting Firm to cover both the audit report relating to our consolidated financial statements and the audit report relating to our internal control over financial reporting, consistent with views recently expressed by the Staff of the SEC,
- include a revised Report of Independent Registered Public Accounting Firm relating to our consolidated financial statements, to which a reference to the audit report relating to our internal control over financial reporting has been added,
- include a revised Report of Independent Registered Public Accounting Firm relating to our internal control over financial reporting, to include disclosure that such firm's audit of our internal control over financial reporting did not include an evaluation of the internal control over financial reporting of Barneys New York, Inc., which we acquired on December 20, 2004 and
- include information under Item 9B, and as Exhibit 10.34, concerning executive officer compensation action taken by the Compensation Committee of our Board of Directors at a meeting on December 14, 2004.

As a result of these amendments, the certifications pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002, filed as exhibits to the Original Filing, have been re-executed and re-filed as of the date of this Form 10-K/A.

Except for the amendments described above, this Form 10-K/A does not modify or update other disclosures in, or exhibits to, the Original Filing. For the convenience of the reader, this Form 10-K/A also includes the remainder of the Original Filing in its entirety.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

The documents incorporated by reference into this Form 10-K/A and the Parts hereof into which such documents are incorporated are listed below:

Document	Part
Those portions of the registrant's proxy statement for the registrant's 2005 Annual Meeting of Stockholders (the "Proxy Statement") that are specifically identified herein as incorporated by reference into this Form 10-K/A.	III

DEFINITIONS

As used in this Report, unless the context requires otherwise, "our," "us" and "we" means Jones Apparel Group, Inc. and consolidated subsidiaries, "Sun" means Sun Apparel, Inc., "Nine West Group" means Nine West Group Inc., "Nine West" means Nine West Footwear Corporation, "Victoria" means Victoria + Co Ltd., "Judith Jack" means Judith Jack, LLC, "McNaughton" means McNaughton Apparel Group Inc., "Gloria Vanderbilt" means Gloria Vanderbilt Apparel Corp. (acquired April 8, 2002), "l.e.i." means R.S.V. Sport, Inc. and its related companies (acquired August 15, 2002), "Kasper" means Kasper, Ltd. (acquired December 1, 2003), "Maxwell" means Maxwell Shoe Company Inc. (acquired July 8, 2004), "Barneys" means Barneys New York, Inc. (acquired December 20, 2004), "FASB" means the Financial Accounting Standards Board, "SFAS" means Statement of Financial Accounting Standards and "SEC" means the United States Securities and Exchange Commission.

STATEMENT REGARDING FORWARD-LOOKING DISCLOSURE

This Report includes, and incorporates by reference, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements regarding our expected financial position, business and financing plans are forward-looking statements. The words "believes," "expects," "plans," "intends," "anticipates" and similar expressions identify forward-looking statements. Forward-looking statements also include representations of our expectations or beliefs concerning future events that involve risks and uncertainties, including those associated with the effect of national and regional economic conditions, lowered levels of consumer spending resulting from a general economic downturn or generally reduced shopping activity caused by public safety concerns, the performance of our products within the prevailing retail environment, customer acceptance of both new designs and newly-introduced product lines, financial difficulties encountered by customers, the effects of vigorous competition in the markets in which we operate, the integration of the organizations and operations of any acquired businesses into our existing organization and operations, our foreign operations and manufacturing, our reliance on independent manufacturers, changes in the costs of raw materials, labor and advertising, and our ability to secure and protect trademarks and other intellectual property rights. All statements other than statements of historical facts included in this Report, including, without limitation, the statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations," are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such expectations may prove to be incorrect. Important factors that could cause actual results to differ materially from our expectations ("Cautionary Statements") are disclosed in this Report in conjunction with the forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

WEBSITE ACCESS TO COMPANY REPORTS

Copies of our filings under the Securities Exchange Act of 1934 (including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to these reports) are available free of charge on our investor relations website at www.jny.com on the same day they are electronically filed with the SEC.

PART I

ITEM 1. BUSINESS

General

Jones Apparel Group, Inc. is a leading designer, marketer and wholesaler of branded apparel, footwear and accessories. We also market directly to consumers through our chain of specialty retail and value-based stores, and operate the Barneys chain of luxury stores. Our nationally recognized brands include *Jones New York, Evan-Picone, Norton McNaughton, Gloria Vanderbilt, Erika, l.e.i., Energie, Nine West, Easy Spirit, Enzo Angiolini, Bandolino, Joan & David, Mootsies Tootsies, Sam & Libby, Napier, Judith Jack, Kasper, Anne Klein, Albert Nipon, Le Suit* and *Barneys New York.* The Company also markets apparel under the *Polo Jeans Company* brand licensed from Polo Ralph Lauren Corporation ("Polo"), costume jewelry under the *Tommy Hilfiger* brand licensed from Tommy Hilfiger Licensing, Inc. ("Hilfiger") and the *Givenchy* brand licensed from Givenchy Corporation and footwear under the *Dockers Women* brand licensed from Levi Strauss & Co. Each brand is differentiated by its own distinctive styling, pricing strategy, distribution channel and target consumer. We primarily contract for the manufacture of our products through a worldwide network of quality manufacturers. We have capitalized on our nationally known brand names by entering into various licenses for several of our trademarks, including *Jones New York, Evan-Picone, Anne Klein New York, Nine West, Gloria Vanderbilt* and *l.e.i.*, with select manufacturers of women's and men's products which we do not manufacture. For more than 30 years, we have built a reputation for excellence in product quality and value, and in operational execution.

On July 8, 2004, we acquired all the outstanding shares of Maxwell. Maxwell designs and markets casual and dress footwear for women and children under multiple brand names, each of which is targeted to a distinct segment of the footwear market. Maxwell markets its products nationwide to national chains, department stores and specialty retailers. Maxwell offers footwear for women in the moderately priced market segment under the *Mootsies Tootsies, Sam & Libby* and *Dockers Women* brands, in the better market segment under the *AK Anne Klein* and *Circa Joan & David* brands and in the bridge segment under the *Joan and David* and *Albert Nipon* brands. Maxwell also sells moderately priced children's footwear under both the *Mootsies Tootsies* and *Sam & Libby* brands and licenses the *J. G. Hook* trademark from J. G. Hook, Inc. to source and develop private label products for retailers who require brand identification.

On December 20, 2004, we acquired 100% of the common stock of Barneys. Barneys is a luxury retailer that provides its customers with a wide variety of merchandise across a broad range of prices, including a diverse selection of *Barneys* label merchandise. Barneys' preferred arrangements with established and emerging designers, combined with creative merchandising, store designs and displays, advertising campaigns, publicity events and emphasis on customer service, has positioned it as a leading retailer of men's and women's fashion, cosmetics, jewelry and home furnishings. Barneys complements its merchandise offerings from designers such as Giorgio Armani, Manolo Blahnik, Marc Jacobs, Prada, Jil Sander and Ermenegildo Zegna with a diverse selection of *Barneys* label merchandise, including ready-to-wear apparel, handbags, shoes, dress shirts, ties and sportswear. *Barneys* label merchandise is manufactured by independent third parties according to Barneys' specifications and is of comparable quality to the designer merchandise.

Operating Segments

Our operations are comprised of four reportable segments: wholesale better apparel, wholesale moderate apparel, wholesale footwear and accessories, and retail. We identify operating segments based on, among other things, the way our management organizes the components of our business for purposes of allocating resources and assessing performance. Segment revenues are generated from the sale of apparel, footwear and accessories through wholesale channels and our own retail locations. See "Business Segment and Geographic Area Information" in the Notes to Consolidated Financial Statements.

Wholesale Better Apparel

Our brands cover a broad array of categories for the women's markets; we also provide *Polo Jeans Company* apparel to the men's markets. Within those brands, various product classifications include career and casual sportswear, jeanswear, dresses, suits, and a combination of all components termed lifestyle collection. We also produce a collection of sportswear under the *Anne Klein New York* brand and suits under the *Albert Nipon* brand that are priced for the bridge market. Career and casual sportswear are marketed as individual items or groups of skirts, pants, shorts, jackets, blouses, sweaters and related accessories which, while sold as separates, are coordinated as to styles, color schemes and fabrics, and are designed to be worn together. New collections are introduced in the four principal selling seasons - Spring, Summer, Fall and Holiday. Each season is comprised of a series of individual items or groups which have systematically spaced shipment dates to ensure a fresh flow of goods to the retail floor. In addition, certain labels offer key item styles, which are less seasonal in nature, on a replenishment basis (which ship generally within three to five days from receipt of order).

The following table summarizes selected aspects of the products sold under both our brands and licensed brands:

	Label	Product Classification	Retail Price Points
Jones New York Labels	*Jones New York*	Collection Sportswear	\$20 - \$420
Skirts, blouses, pants,	*Jones New York Signature*	Lifestyle	
jackets, sweaters,	*Jones New York Sport*	Casual Sportswear	
jeanswear, suits,	*Jones Jeans*	Casual Sportswear	
dresses, casual tops,	*Jones New York Country*	Lifestyle	
outerwear, shorts	*Jones New York Dress*	Dresses	
	Jones New York Suit	Suits	
Nine West Labels	*Nine West*	Lifestyle	\$20 - \$259
Skirts, blouses, pants,	*Easy Spirit*	Lifestyle	
jackets, sweaters, dresses,			
outerwear, shorts,			
casual tops			
Anne Klein Labels	*Anne Klein New York*	Collection Sportswear	\$55 - \$2,495
Skirts, blouses, pants,	*AK Anne Klein*	Collection Sportswear	\$29 - \$1,081
jackets, sweaters, vests,	*AK Sport*	Casual Sportswear	\$10 - \$80
dresses, casual tops	*Anne Klein Dress*	Dresses	\$160 - \$360
Other Labels	*Kasper*	Suits, Dresses, Sportswear	\$39 - \$521
Skirts, blouses, pants,	*Albert Nipon*	Suits	\$262 - \$1,174
jackets, sweaters,	*Evan-Picone Dress*	Dresses	\$69 - \$159
suits, dresses	*Le Suit*	Suits	\$100 - \$342
Labels Under License	*Polo Jeans Company*	Casual Sportswear	\$20 - \$849
Skirts, t-shirts,			
pants, jackets, dresses,			
sweaters, jeanswear			

Wholesale Moderate Apparel

Our brands cover a broad array of categories for the women's, juniors and girls markets. Within those brands, various product classifications include career and casual sportswear, jeanswear, dresses, suits, and a combination of all components termed lifestyle collection. Career and casual sportswear are marketed as individual items or groups of skirts, pants, shorts, jackets, blouses, sweaters and related accessories which, while sold as separates, are coordinated as to styles, color schemes and fabrics, and are designed to be worn together. New collections are introduced in the four principal selling seasons - Spring, Summer, Fall and Holiday. Each season is comprised of a series of individual items or groups which have scheduled shipment dates to ensure a fresh flow of goods to the retail floor. In addition, certain labels offer key item styles, which are less seasonal in nature, on a replenishment basis (which ship generally within three to five days from receipt of order).

The following table summarizes selected aspects of the products sold under our brands:

	Label	Product Classification	Retail Price Points
Jones New York Labels Skirts, blouses, jackets, sweaters, casual tops	*Jones Wear* *Jones Wear Sport*	Collection Sportswear Casual Sportswear	$20 - $150
Nine West Labels Skirts, blouses, jackets, sweaters, casual tops	*Nine & Company* *Bandolino*	Lifestyle Casual Sportswear	$16 - $260
McNaughton Labels Skirts, blouses, jackets, sweaters, casual tops	*Norton McNaughton* *Maggie McNaughton*	Collection Sportswear Collection Sportswear	$29 - $103
Gloria Vanderbilt Labels Skirts, blouses, shorts, jackets, sweaters, jeanswear, capris, casual tops	*Gloria Vanderbilt*	Lifestyle	$36 - $65
Other Labels Skirts, blouses, pants, jackets, sweaters, jeanswear, dresses, casual tops and bottoms	*Evan-Picone* *Energie* *Erika* *l.e.i.* *Jeanstar* *A | Line* *Pappagallo* *Rena Rowan* *Glo/Glo Girls*	Lifestyle Casual Sportswear Casual Sportswear Casual Sportswear Casual Sportswear Casual Sportswear Casual Sportswear Career Sportswear Casual Sportswear	$6 - $104

In addition to the products sold under these brands, we provide design and manufacturing resources to certain retailers to develop moderately-priced product lines to be sold under private labels.

Wholesale Footwear and Accessories

Our wholesale footwear and accessories operations include the sale of both brand name and private label footwear, handbags, small leather goods and costume, semi-precious, sterling silver, and marcasite jewelry. The following table summarizes selected aspects of the products sold under both our brands and licensed brands:

Label	Product Classification	Retail Price Points	
		Shoes	Boots
Footwear			
Bridge Labels			
Joan & David	Sophisticated Classics	$175 - $225	$325 - $379
Albert Nipon	Sophisticated Classics	$129 - $169	$229 - $329
Garolini	Sophisticated/Contemporary	$110 - $140	$180 - $250
Better Labels			
Nine West	Contemporary	$49 - $85	$89 - $199
Enzo Angiolini	Sophisticated Classics	$60 - $115	$99 - $289
AK Anne Klein	Modern Classics	$59 - $75	$139 - $159
Circa Joan & David	Sophisticated Classics	$59 - $98	$119 - $189
Upper Moderate Labels			
Bandolino	Modern Classics	$49 - $69	$79 - $149
Easy Spirit	Comfort/Fit, Active, Sport/Casuals	$49 - $89	$69 - $129
Moderate Labels			
Nine & Company	Contemporary	$40 - $50	$59 - $99
Westies	Contemporary	$39 - $49	$59 - $99
Pappagallo	Lifestyle	$29 - $49	—
Gloria Vanderbilt	Lifestyle	$30 - $45	$43 - $50
Mootsies Tootsies	Lifestyle	$25 - $35	$30 - $46
Mootsies Tootsies Kids	Children's	$15 - $30	$35 - $40
Sam & Libby	Contemporary	$39 - $49	$49 - $69
Sam & Libby Kids	Children's	$20 - $41	$40 - $60
Dockers Women	Lifestyle	$40 - $55	$40 - $76

Label	Product Classification	Retail Price Points
Accessories		
Bridge Labels		
Jones New York	Handbags	$28 - $188
Anne Klein New York	Handbags	$50 - $320
Judith Jack	Marcasite and Sterling Silver Jewelry	$30 - $688
Better Labels		
Nine West	Handbags, Small Leather Goods and Costume Jewelry	$10 - $100
Givenchy	Costume and Fashion Jewelry	$20 - $295
Tommy Hilfiger	Juniors Costume Jewelry	$14 - $160
Upper Moderate Labels		
Easy Spirit	Costume Jewelry	$18 - $60
Bandolino	Handbags	$48 - $138
Moderate Labels		
Nine & Company	Handbags, Small Leather Goods and Costume Jewelry	$10 - $42
Gloria Vanderbilt	Handbags, Small Leather Goods and Costume Jewelry	$10 - $36
A | Line	Handbags and Small Leather Goods	$16 - $42
Napier	Costume Jewelry	$8 - $135
l.e.i.	Juniors Costume Jewelry	$6 - $15

Retail

We market apparel, footwear and accessories directly to consumers through our specialty retail stores operating in malls and urban retail centers, our various value-based ("outlet") stores and, with the acquisition of Barneys, luxury stores located in major urban locations. We constantly evaluate both the opportunities for new locations and the results of underperforming locations for possible modification or closure.

Specialty Retail Stores. At December 31, 2004, we operated a total of 402 specialty retail stores. These stores sell either footwear and accessories or apparel (or a combination of these products) primarily under their respective brand names. Our *Nine West, Easy Spirit, Enzo Angiolini* and *Bandolino* retail stores offer selections of exclusive products not marketed to our wholesale customers. Certain of our specialty retail stores also sell products licensed by us, including belts, legwear, outerwear, watches and sunglasses.

The following table summarizes selected aspects of our specialty retail stores at December 31, 2004. Of these stores, 393 are located within the United States, five are located in the United Kingdom and four are located in Canada. In addition to the stores listed in the table, we participate in a joint venture that operates 29 specialty stores in Australia under the *Nine West* and *Enzo Angiolini* names.

	Number of locations	Brands offered	Retail Price Range: Shoes and Boots	Accessories	Apparel	Type of locations	Average store size (square feet)
Nine West	215	Primarily *Nine West*	$15 - $250	$3 - $400	$44 - $1,000	Upscale and regional malls and urban retail centers	1,661
Easy Spirit	137	Primarily *Easy Spirit*	$29 - $149	$4 - $140	$39 - $159	Upscale and regional malls and urban retail centers	1,389
Enzo Angiolini	18	Primarily *Enzo Angiolini*	$24 - $229	$6 - $215	$129 - $259	Upscale malls and urban retail centers	1,497
Bandolino	22	Primarily *Bandolino*	$34 - $189	$10 - $79	$36 - $199	Urban retail locations and regional malls	1,241
Apparel	10	Various	-	-	$10 - $399	Urban retail locations and regional malls	2,848

Luxury stores. At December 31, 2004, we operated three *Barneys New York* flagship stores in prime retail locations in New York City, Beverly Hills and Chicago. The flagship stores, which average 136,667 square feet, establish and promote *Barneys New York* as a leading retailer of men's and women's fashion. These stores offer customers a wide variety of merchandise, including apparel, accessories, cosmetics and items for the home, catering to affluent, fashion-conscious customers. We also seek to ensure that the ambience of our flagship stores reflects the luxury and distinct style of the merchandise that we sell. The flagship stores in New York and Beverly Hills also include restaurants managed by third-party contractors.

At December 31, 2004, we operated three *Barneys New York* regional stores in Manhasset, NY, Seattle, WA and Chestnut Hill, MA. The regional stores, which average 12,133 square feet, provide a limited selection of the merchandise offered in the flagship stores and cater to similar customers as our flagship stores in more localized markets.

At December 31, 2004, we operated three *Barneys New York CO-OP* stores in New York City and one in Miami. These free-standing stores, which average 7,569 square feet, are an extension of the CO-OP departments in our flagship stores and focus on providing customers with a selection of high-end, contemporary, urban casual apparel and accessories, often at price points that are slightly lower than our non-CO-OP merchandise. CO-OP stores provide us with the opportunity to develop one of Barneys' fastest growing merchandise categories in a less capital intensive manner, relative to Barneys' other luxury stores. These stores give us the opportunity to enter new markets and expand in our existing markets, while broadening our client base by targeting the younger designer customer. In addition, since we will be attracting our Barneys customer earlier in their life cycle, we also believe this format can serve as the initial entree for the shopper who will ultimately develop into our regional and flagship store customer. Similar to our CO-OP departments, our CO-OP stores offer merchandise from established and emerging designers, as well as our *Barneys* label.

Outlet Stores. At December 31, 2004, we operated a total of 625 outlet stores. Our shoe stores focus on breadth of product line, as well as value pricing, and offer a distribution channel for our residual inventories. The majority of the shoe stores' merchandise consists of new production of current and proven prior season's styles, with the remainder of the merchandise consisting of discontinued styles from our specialty retail footwear stores and wholesale divisions. The apparel stores focus on breadth of product line, customer service and value pricing. In addition to our brand name merchandise, these stores also sell merchandise produced by our licensees. The *Barneys New York* outlet stores leverage the *Barneys New York* brand to reach a wider audience by providing a lower priced version of the sophistication, style and quality of the retail experience provided in the luxury stores and also provide a clearance vehicle for residual merchandise from the luxury stores.

The following table summarizes selected aspects of our outlet stores at December 31, 2004. Of these stores, 606 are located within the United States and its territories and 19 are located in Canada. In addition to the stores listed in the table, we participate in a joint venture that operates five outlet stores in Australia under the *Nine West* name.

	Number of locations	Brands offered	Type of locations	Average store size (square feet)
Nine West	143	Primarily *Nine West*	Manufacturer outlet centers	2,821
Jones New York	157	Primarily *Jones New York, Jones New York Sport* and *Jones New York Country*	Manufacturer outlet centers	3,724
Easy Spirit	109	Primarily *Easy Spirit*	Manufacturer outlet centers	3,998
Stein Mart (leased footwear departments)	104	All Company footwear brands	Strip centers	2,646
Kasper	81	Primarily *Kasper*	Manufacturer outlet centers	2,618
Anne Klein	19	Primarily *Anne Klein*	Manufacturer outlet centers	2,689
Barneys New York	11	Various	Manufacturer outlet centers	7,084
Joan & David	1	Primarily *Joan & David*	Manufacturer outlet center	2,202

We also operate four *Barneys New York* warehouse sale events annually, one each spring and fall season in both New York and Santa Monica, California. The warehouse sale events provide another vehicle for liquidation of end of season residual merchandise, as well as a low cost extension of the *Barneys New York* brand to a wider audience. The events attract a wide range of shoppers, mostly bargain hunters who value quality and fashion.

Licensed Brands

As a result of the acquisition of Sun, we obtained the right to sell *Polo Jeans Company* products under long-term license and design agreements which Sun entered into with Polo in 1995 (collectively, the "*Polo Jeans* License"). Under the *Polo Jeans* License, Polo has granted us an exclusive license for the design, manufacture and sale of men's and women's jeanswear, sportswear, and related apparel under the *Polo Jeans Company by Ralph Lauren* trademarks in the United States, its territories and Mexico. The agreements expire on December 31, 2010 and may be renewed by us in five-year increments for up to 20 additional years, provided that we achieve certain minimum sales levels. Renewal of the *Polo Jeans* License after 2010 requires a one-time payment by us of $25.0 million or, at our option, a transfer of a 20% interest in our *Polo Jeans Company* business to Polo (with no fees required for subsequent renewals). Polo also has an option, exercisable on or before June 1, 2010, to purchase our *Polo Jeans Company* business at the end of 2010 for a purchase price, payable in cash, equal to 80% of the then fair value of the business as a going concern, assuming continuation of the *Polo Jeans* License through 2030. The agreements provide for the payment by us of a percentage of net sales against guaranteed minimum royalty and design service payments as set forth in the agreements.

As a result of the acquisition of Victoria, we obtained the exclusive license to produce and sell costume jewelry in the United States and Canada under the *Tommy Hilfiger* trademark pursuant to an agreement with Hilfiger. This agreement expires on March 31, 2008. The agreement provides for payment by us of a percentage of net sales against guaranteed minimum royalty and advertising payments as set forth in the agreement. We also obtained the exclusive license to produce, market and distribute costume jewelry in the

United States, Canada, Mexico and Japan under the *Givenchy* trademark pursuant to an agreement with Givenchy, which expires on December 31, 2005. The agreement provides for the payment by us of a percentage of net sales against guaranteed minimum royalty and advertising payments as set forth in the agreement.

As a result of the acquisition of Maxwell, we obtained the exclusive license to produce and sell women's footwear under the *Dockers Women* trademark in the United States (including its territories and possessions) pursuant to an agreement with Levi Strauss & Co. and a license to design, develop and market women's and children's shoes under the *J. G. Hook* and *Hook Sport* brand names pursuant to an agreement with J. G. Hook, Inc. These agreements expire in December 2005 and December 2006, respectively. The agreements provide for the payment by us of a percentage of net sales against guaranteed minimum royalty payments as set forth in the agreements.

Design

Our apparel product lines have design teams that are responsible for the creation, development and coordination of the product group offerings within each line. We believe our design staff is recognized for its distinctive styling of garments and its ability to update fashion classics with contemporary trends. Our apparel designers travel throughout the world for fabrics and colors, and stay continuously abreast of the latest fashion trends. In addition, we actively monitor the retail sales of our products to determine and react to changes in consumer trends.

For most sportswear lines, we will develop several groups in a season. A group typically consists of an assortment of skirts, pants, jeans, shorts, jackets, blouses, sweaters, t-shirts and various accessories. We believe that we are able to minimize design risks because we often will not have started cutting fabrics until the first few weeks of a major selling season. Since different styles within a group often use the same fabric, we can redistribute styles and, in some cases, colors, to fit current market demand. We also have a key item replenishment program for certain lines which consists of core products that reflect little variation from season to season.

Our footwear and accessories product lines are developed by a combination of our own design teams and third-party designers, which independently interpret global lifestyle, clothing, footwear and accessories trends. To research and confirm such trends, the teams travel extensively in Asia, Europe and major American markets, conduct extensive market research on retailer and consumer preferences, and subscribe to fashion and color information services. Each team presents styles that maintain each brand's distinct personality. Samples are refined and then produced. After the samples are evaluated, lines are modified further for presentation at each season's shoe shows and accessory markets.

Our jewelry brands are developed by separate design teams. Each team presents styles that maintain each brand's distinct personality. A prototype is developed for each new product where appropriate. Most prototypes are produced by our contractors based on technical drawings that we supply. These prototypes are reviewed by our product development team, who negotiate costs with the contractors. After samples are evaluated and cost estimates are received, the lines are modified as needed for presentation for each selling season.

We complement the designer merchandise in our luxury stores with a diverse selection of comparable quality *Barneys* label merchandise, including ready-to-wear apparel, handbags, shoes, dress shirts, ties and sportswear. *Barneys* label merchandise is manufactured by independent third parties according to our specifications. We are intensively involved in all aspects of the design and manufacture of this collection.

In accordance with standard industry practices for licensed products, we have the right to approve the concepts and designs of all products produced and distributed by our licensees. Similarly, Polo Ralph Lauren provides design services to us for our licensed products and has the right to approve our designs for the *Polo Jeans Company* product line. Hilfiger, Givenchy and Levi Strauss & Co. also provide design services to us for our licensed products and have the right to approve our designs for the *Tommy Hilfiger, Givenchy* and *Dockers Women* product lines, respectively.

Manufacturing and Quality Control

Apparel

Apparel sold by us is produced in accordance with our design, specification and production schedules through an extensive network of independent factories located in the United States and its territories, Mexico, China and other locations throughout the world. We also operate manufacturing facilities of our own in Mexico. Approximately 18% of our apparel products were manufactured in the United States and Mexico and 82% in other parts of the world (primarily Asia) during 2004. We source a portion of our products in Central America, enabling us to take advantage of shorter lead times than other offshore locations due to proximity. Sourcing in this region enables us to utilize exemptions under "807" customs regulations, which provide that certain articles assembled abroad from United States components are exempt from United States duties on the value of these components.

We believe that outsourcing a majority of our products allows us to maximize production flexibility, while avoiding significant capital expenditures, work-in-process inventory build-ups and costs of managing a larger production work force. Our fashion designers, production staff and quality control personnel closely examine garments manufactured by contractors to ensure that they meet our high standards.

Our comprehensive quality control program is designed to ensure that raw materials and finished goods meet our exacting standards. Substantially all of the fabric purchases for garments manufactured domestically, in Mexico and in Central America are inspected upon receipt in either our warehouse facilities (where they are stored prior to shipment for cutting) or at the contractor's warehouse. Fabrics for garments manufactured offshore are inspected by either independent inspection services or by our contractors upon receipt in their warehouses. Our quality control program includes inspection of both prototypes of each garment prior to cutting by the contractors and a sampling of production garments upon receipt at our warehouse facilities to ensure compliance with our specifications.

Domestic contractors are supervised by our quality control staff based primarily in Pennsylvania. Our Mexican contractors are monitored by an in-house contractor operations group located in Mexico and other foreign manufacturers' operations are monitored by our Hong Kong-based personnel, buying agents located in other countries and independent contractors and inspection services. Finished goods are generally shipped to our warehouses for final inspection and distribution.

For our sportswear business, we generally supply the raw material to our domestic manufacturers and occasionally to foreign manufacturers. Otherwise, the raw materials are purchased directly by the manufacturer in accordance with our specifications. Raw materials, which are in most instances made and/or colored especially for us, consist principally of piece goods and yarn and are purchased by us from a number of domestic and foreign textile mills and converters. Our foreign finished goods purchases are generally purchased on a letter of credit basis, while our domestic purchases are generally purchased on open account.

Our primary raw material in our jeanswear business is denim, which is primarily purchased from leading mills located in the United States, Mexico, the Pacific Rim and Pakistan. Denim purchase commitments and prices are negotiated on a quarterly or semi-annual basis. We perform our own extensive testing of denim, cotton twill and other fabrics to ensure consistency and durability.

We do not have long-term arrangements with any of our suppliers. We have experienced little difficulty in satisfying our raw material requirements and consider our sources of supply adequate. Products have historically been purchased from foreign manufacturers in pre-set United States dollar prices, and therefore, we generally have not been adversely affected by fluctuations in exchange rates.

Our apparel products are manufactured according to plans prepared each year which reflect prior years' experience, current fashion trends, economic conditions and management estimates of a line's performance. We generally order piece goods concurrently with concept development. The purchase of piece goods is controlled and coordinated on a divisional basis. When possible, we limit our exposure to specific colors and fabrics by committing to purchase only a portion of total projected demand with options to purchase additional volume if demand meets the plan.

We believe our extensive experience in logistics and production management underlies our success in coordinating with contractors who manufacture different garments included within the same product group. We also contract for the production of a portion of our products through a network of foreign agents. We have had long-term mutually satisfactory business relationships with many of our contractors and agents but do not have long-term written agreements with any of them.

Footwear and Accessories

To provide a steady source of inventory, we rely on long-standing relationships developed by Nine West and Maxwell with footwear manufacturers in Asia and Brazil, by Nine West with accessories manufacturers in Asia and by Victoria with jewelry manufacturers in Asia. We work through independent buying agents for footwear and our own offices for accessories and jewelry. Allocation of production among our manufacturing resources is determined based upon a number of factors, including manufacturing capabilities, delivery requirements and pricing.

During 2004, approximately 88% of our footwear products were manufactured by independent footwear manufacturers located in Asia (primarily China) and approximately 12% were manufactured by independently owned footwear manufacturers in Brazil. Our handbags and small leather goods are sourced through our own buying offices in Korea, China and Hong Kong, which utilize independent third party manufacturers located primarily in China. Products have historically been purchased from the Brazilian and Asian manufacturers in pre-set United States dollar prices, and therefore, we generally have not been adversely affected by fluctuations in exchange rates. We do not have contracts with any of our footwear, handbag or small leather goods manufacturers but, with respect to footwear imported from Brazil and China, we rely on established relationships with our Brazilian and Chinese manufacturers directly and through our independent buying agents. For footwear, quality control reviews are done on-site in the factories by our third-party buying agents primarily to ensure that material and component qualities and fit of the product are in accordance with our specifications. For accessories, quality control reviews are done on-site in the factories by our own locally-based inspection technicians. Our quality control program includes approval of prototypes, as well as approval of final production samples to ensure they meet our high standards.

We believe that our relationships with our Brazilian and Chinese manufacturers provide us with a responsive and adequate source of supply of our products and, accordingly, give us a significant competitive advantage. We also believe that purchasing a significant percentage of our products in Brazil and China allows us to maximize production flexibility while limiting our capital expenditures, work-in-process inventory and costs of managing a larger production work force. Because of the sophisticated manufacturing techniques of footwear manufacturers, individual production lines can be quickly changed from one style to another, and production of certain styles can be completed in as few as four hours, from uncut leather to boxed footwear.

We place our projected orders for each season's styles with our manufacturers prior to the time we have received all of our customers' orders. Because of our close working relationships with our third party manufacturers (which allow for flexible production schedules and production of large quantities of footwear within a short period of time), most of our orders are finalized only after we have received orders from a majority of our customers. As a result, we believe that, in comparison to our competitors, we are better able to meet sudden demands for particular designs, more quickly exploit market trends as they occur, reduce inventory risk and more efficiently fill reorders booked during a particular season.

We do not have contracts with any of our jewelry manufacturers but rely on long-standing relationships, principally with third-party Asian manufacturers. We also have our own manufacturing facility to satisfy demand for products manufactured domestically (such as cosmetic containers) and to provide product samples, prototypes, small quantities of test merchandise and a small amount of production capacity in the event of a disruption of certain outsourced manufacturing. Victoria has historically experienced little difficulty in satisfying finished goods requirements, and we consider their source of supplies adequate. Products have historically been purchased from Asian manufacturers in pre-set United States dollar prices, and therefore, we generally have not been adversely affected by fluctuations in exchange rates.

During 2004, our jewelry products were manufactured primarily by independently-owned jewelry manufacturers in Asia. We believe that the quality and cost of products manufactured by our suppliers provide us with the ability to remain competitive. Sourcing the majority of our products enables us to better control costs and avoid significant capital expenditures, work in process inventory, and costs of managing a larger production workforce. Victoria's history as manufacturers gives them the requisite experience and knowledge to manage their vendors effectively.

Forecasts for basic jewelry products are produced on a rolling 12-week basis and are adjusted based on point of sale information from retailers. Manufacturing of fashion jewelry products is based on marketing forecasts and sales plans; actual orders are received several weeks after such forecasts are produced. Quality control testing is performed either by private firms in the country of manufacture or on-site by domestic employees or our own locally-based inspection technicians. Quality assurance checks are also performed upon receipt of finished goods at our distribution facilities.

Workplace Compliance Program

We have an active program in place to monitor compliance by our contract manufacturers (in all product categories) with the Jones Apparel Group Standards for Contractors and Suppliers ("Factory Standards"). In 1996, we became a participant in the United States Department of Labor's Apparel Manufacturer's Compliance Program Agreement. Under that agreement, and through independent agreements with domestic and foreign manufacturers that produce products for us, we regularly audit for compliance with our Factory Standards and require corrective action when appropriate. In 2003, we also initiated a more active training program for contractors.

Our Factory Standards, which we have posted on our website, apply to conditions of employment, such as child labor, wages and benefits, working hours and days off, health and safety conditions in the workplace and housing, forced labor, discrimination, disciplinary practices and freedom of association.

We have a vigorous factory-auditing program. During 2004, 1,364 audits were conducted (including 915 by independent auditors), including domestic and foreign factories for apparel, footwear, handbag and jewelry products. Our Compliance Auditing staff consists of 15 auditors based in three countries. Thirteen auditors claim English as a second language, and virtually all are multi-lingual and have at least a bachelor's degree from a four-year institution in the United States or abroad. In addition to our own staff, we retain several recognized, unaffiliated workplace compliance audit firms to conduct factory audits on our behalf and to report on such findings, including recommendations for remediation.

During 2003, we initiated a more training-based approach with our contract manufacturers. In China, we funded a mobile training van program run by an independent monitoring firm, in which approximately 20 factories were visited several times during the year, providing worker training in the following topics: nutrition, reproductive health for female workers, psychology and interpersonal relationships, social skills, our Factory Standards, prevention and cure of SARS, calculation of wage and working hours entitlements, and occupational health and safety. These topics were addressed through lectures, group discussions and group exhibits performed by the independent monitor's staff or local experts with relationships to the monitor.

Expanding on our introduction in 2003 of a more training-based approach, in 2004 we funded training for an initial period of six months with ten footwear factories. This training is being conducted by a China-based labor compliance consulting organization. It addresses setting up policies and procedures with the factories and communicating their policies and procedures throughout the factory workforce. Examples of their policies and procedures are grievance procedures and hiring, promotion, termination and harassment prevention policies. The ten factories have committed to another six months of additional training, focusing on production planning to reduce the number of working hours. Jones is funding one-half of the second six months of training in these ten factories. In addition to the ten footwear factories, we have funded training for 14 accessories factories for an initial six months that is similar to the footwear factory initial training program. These training programs began in October and November 2004.

Jones is also providing ongoing support (but not funding) for six apparel factories that have engaged the same China-based labor compliance consulting organization. For 2005, eight additional factories are in the process of engaging the same compliance consulting organization for an initial six months of consulting services.

Jones utilizes five factories in Lesotho which have been part of an Employee Relations Improvement Program conducted by a local Industrial Relations expert from South Africa. The program was presented at a conference for textile and apparel industries in Lesotho in May 2004, co-hosted by the Commark Trust and the Lesotho National Development Corporation. These five factories and any other factories we may use in Lesotho in the future are eligible for public funding through the Commark Trust to continue the Employee Relations Improvement Program. The Commark Foundation Trust received its initial funding from the UK's Department for International Development.

In 2003, we funded remediation training for approximately ten factories in Guatemala to address previously unfavorable audit results, specifically verbal harassment of workers. Also at our expense in 2003, a monitor provided an interpersonal relationship training program to workers at two facilities in Vietnam on our behalf, and a general code of conduct informational session for representatives of all footwear factories in China (some of the same factories being visited by the mobile van), bringing in local government representatives to provide detailed information on the local labor code requirements for working hours and wages.

Obtaining compliance with our Factory Standards is, in many instances, a very challenging process. We deal with many factories in many countries, each with legal systems and cultures far different from those of the United States. Our auditing program invariably reports problems of varying degrees in almost all factories. Our approach, in virtually all cases, has been to attempt to improve conditions through directions to remediate the cited conditions and to conduct follow-up audits, rather than to cease using a given factory, which would assuredly result in severe hardship for the employees working at those factories. We believe that progress and improvement, although incremental, is quite real.

Marketing

During 2004, no single customer accounted for more than 10% of sales; however, certain of our customers are under common ownership. When considered together as a group under common ownership, sales to seven department store customers currently owned by The May Department Stores Company ("May") accounted for approximately 14% of 2004 sales, and sales to eight department store customers currently owned by Federated Department Stores, Inc. ("Federated") accounted for approximately 12% of 2004 sales. Our ten largest customer groups accounted for approximately 59% of sales in 2004. We believe that purchasing decisions are generally made independently by individual department stores within a commonly controlled group. There has been a trend, however, toward more centralized purchasing decisions. As such decisions become more centralized, the risk to us of such concentration increases. Furthermore, we believe a trend exists among our major customers to concentrate purchasing among a narrowing group of vendors. In addition, in recent years the retail industry has experienced consolidation and other ownership changes. In the future, retailers may have financial problems or consolidate, undergo restructurings or reorganizations, or realign their affiliations, any of which could increase the concentration of our customers. We attempt to minimize our credit risk from our concentration of customers by closely monitoring accounts receivable balances and shipping levels and the ongoing financial performance and credit status of our customers.

Sportswear products are marketed to department stores and specialty retailing customers during "market weeks," which are generally four to six months in advance of the corresponding industry selling seasons. While we typically will allocate a six-week period to market a sportswear line, most major orders are written within the first three weeks of any market period.

We believe retail demand for our apparel products is enhanced by our ability to provide our retail accounts and consumers with knowledgeable sales support. In this regard, we have an established program to place retail sales specialists in many major department stores for many of our brands, including *Jones New York, Jones New York Sport, Jones New York Signature, Polo Jeans Company, Kasper* and *Anne Klein*. These individuals have been trained by us to support the sale of our products by educating other store personnel and consumers about our products and by coordinating our marketing activities with those of the stores. In addition, the retail sales specialists provide us with firsthand information concerning consumer reactions to our products. In addition, we have a program of designated sales personnel in which a store agrees to designate certain sales personnel who will devote a substantial portion of their time to selling our products in return for certain benefits.

We introduce new collections of footwear at industry-wide shoe shows, held semi-annually in both New York City and Las Vegas. We also present an interim line to customers during the fall and spring of each year. We introduce new handbag and small leather goods collections at market shows that occur five times each year in New York City. Jewelry products are marketed in New York City showrooms through individual customer appointments and at five industry-wide market shows each year. Retailers visit our showrooms at these times to view various product lines and merchandise.

We market our footwear, handbag and small leather goods businesses with certain department stores and specialty retail stores by bringing our retail and sales planning expertise to those retailers. Under this program, members of branded division management who have extensive retail backgrounds work with the retailer to create a "focus area" or "concept shop" within the store that displays the full collection of a single brand in one area. These individuals assist the department and specialty retail stores by: providing advice about appropriate product assortment and product flow; making recommendations about when a product should be re-ordered; providing sales guidance, including the training of store personnel; and developing advertising programs with the retailer to promote sales of our products. In addition, our sales force and field merchandising associates for footwear, handbags and small leather goods recommend how to display our products, assist with merchandising displays and educate store personnel about us and our products. The goal of this approach is to promote high retail sell-throughs of our products. With this approach, customers are encouraged to devote greater selling space to our products, and we are better able to assess consumer preferences, the future ordering needs of our customers, and inventory requirements.

We work closely with our wholesale jewelry customers to create long-term sales programs, which include choosing among our diverse product lines and implementing sales programs at the store level. A team of sales representatives and sales managers monitor product performance against plan and are responsible for inventory management, using point-of-sale information to respond to shifts in consumer preferences. Management uses this information to adjust product mix and inventory requirements. In addition, field merchandising associates recommend how to display our products, assist with merchandising displays and educate store personnel about us and our products. Retailers are also provided with customized displays and store-level merchandising designed to maximize sales and inventory turnover. By providing retailers with in-store product management, we establish close relationships with retailers, allowing us to maximize product sales and increase floor space allocated to our product lines. We have also placed retail sales specialists in major department stores to support the sale of our *Napier, Nine West, Givenchy, Tommy Hilfiger* and *Judith Jack* jewelry products.

Advertising and Promotion

We employ a cooperative advertising program for our branded products, whereby we share the cost of certain wholesale customers' advertising and promotional expenses in newspapers, magazines and other media up to either a preset maximum percentage of the customer's purchases or an agreed-upon rate of contribution. An important part of the marketing program includes prominent displays of our products in wholesale customers' sales catalogs as well as in-store shop displays.

We have national advertising campaigns for the following brands:

- *Jones New York* Collection, *Jones New York Sport* and *Jones New York Signature* (in fashion and lifestyle magazines),
- *Nine West* (footwear, apparel, handbags, jewelry and licensed products, primarily in fashion magazines),
- *Easy Spirit* (primarily in fashion, lifestyle, health and fitness magazines),
- *Nine & Company* (in fashion magazines through co-op advertising efforts),
- *Bandolino* (in fashion magazines),

- *Gloria Vanderbilt* (in fashion and trade magazines),
- *Glo* (in fashion magazines),
- *l.e.i.* (in lifestyle and fashion magazines and radio),
- *Anne Klein New York* and *AK Anne Klein* (in fashion magazines),
- *Kasper* (in fashion magazines),
- *Jeanstar* (in fashion magazines) and
- the licensed *Polo Jeans Company* line (in fashion and lifestyle magazines).

Given the strong recognition and brand loyalty already afforded our brands, we believe these campaigns will serve to further enhance and broaden our customer base. Except for *Polo Jeans Company*, our in-house creative services departments oversee the conception, production and execution of virtually all aspects of these activities. We also believe that our retail network promotes brand name recognition and supports the merchandising of complete lines by, and the marketing efforts of, our wholesale customers.

Licensing of Company Brands

We have entered into various license agreements under which independent licensees either manufacture, market and sell certain products under our trademarks in accordance with designs furnished or approved by us or distribute our products in certain countries where we do not do business. These licenses, the terms of which (not including renewals) expire at various dates through 2015, typically provide for the payment to us of a percentage of the licensee's net sales of the licensed products against guaranteed minimum royalty payments, which typically increase over the term of the agreement. We are also a party to licensing arrangements pursuant to which two retail stores are operated in Japan and a single in-store department is operated in Singapore under the name *Barneys New York*.

The following table sets forth information with respect to select aspects of our licensing business:

Brand	Category
Jones New York	Men's Accessories and Jewelry (U.S., Canada)
	Men's Dress Shirts (U.S.)
	Men's Neckwear (Canada)
	Men's Neckwear (U.S.)
	Men's Tailored Clothing, Dress Shirts, Outerwear, Dress Slacks (Canada)
	Men's Tailored Clothing, Formal Wear (U.S.)
	Men's Topcoats, Outerwear (U.S.)
	Men's Umbrellas, Rain Accessories (U.S.)
	Women's Costume Jewelry (Canada)
	Women's Leather Outerwear (U.S.)
	Women's Optical Eyewear (Aruba, Australia, Canada, Colombia, Costa Rica, Curacao, Cyprus, Dominican Republic, Ecuador, El Salvador, Guatemala, Honduras, Kuwait, Lebanon, Mexico, Nicaragua, Panama, Philippines, Trinidad, Turkey, South Africa, Sweden)
	Women's Outerwear, Rainwear (U.S.)
	Women's Outerwear, Wool Coats, Rainwear (Canada)
	Women's Scarves, Wraps and Cold Weather Accessories (U.S., Canada)
	Women's Sleepwear, Loungewear (U.S., Canada)
	Women's Sunglasses (U.S., Canada)
	Women's Umbrellas, Rain Accessories (U.S.)
	Women's Wool Coats (U.S.)
Kasper	Men's Leather Outerwear (U.S.)
	Men's Tailored Clothing (U.S., Canada, Mexico)
Evan-Picone	Men's Tailored Clothing, Formal Wear, Topcoats (U.S.)
	Women's Sheer Hosiery, Casual Legwear (U.S.)
	Women's Sportswear (Japan)
Albert Nipon	Men's Tailored Clothing (U.S.)
	Women's Outerwear (U.S.)
A | Line	Costume Jewelry (U.S.)
	Outerwear, Rainwear (U.S.)
	Scarves (U.S.)
	Swimwear (U.S.)

Brand	Category
Anne Klein New York and *AK Anne Klein*	*Anne Klein New York* Footwear (worldwide excluding Japan)
	AK Anne Klein costume jewelry (U.S.)
	Belts (U.S., Canada)
	Home Sewing Patterns (worldwide)
	Hosiery, Casual Legwear (U.S., Canada)
	Outerwear, Wool Coats, Rainwear (U.S.)
	Scarves, Cold Weather Accessories, Gloves (U.S., Canada)
	Sunglasses, Optical Eyewear (worldwide)
	Swimwear (U.S.)
	Umbrellas, Rain Accessories (U.S., Canada)
	Watches (worldwide)
	Men's Outerwear (U.S., Canada, Mexico)
	Bed, Bath, Table Linens (U.S., Mexico)
	Apparel, Handbags, Belts, Accessories, Costume Jewelry, Footwear, Towels (Japan)
	Apparel, Handbags, Accessories (Korea)
	Apparel, Handbags, Accessories (Central America, South America, Caribbean, Dominican Republic)
	Apparel, Handbags, Accessories (Mexico)
	Apparel, Handbags, Accessories, Belts (Hong Kong, China, Taiwan, Singapore, Malaysia, Thailand, Indonesia, Macau)
	Apparel, Handbags, Accessories, Belts, Sleepwear, Casual Legwear (Philippines)
	Retail distribution rights for Apparel, Handbags and Small Leather Goods (Turkey)
	Retail distribution rights for Apparel, Handbags and Small Leather Goods (Saudi Arabia)
Nine West	Belts (U.S.)
	Casual Legwear (U.S., Canada)
	Gloves, Cold Weather Accessories (U.S., Canada)
	Hats (U.S., Canada)
	Leather, Wool, Casual Outerwear, Rainwear (U.S., Canada, Spain)
	Luggage (U.S., Canada)
	Optical Eyewear (U.S., Bolivia, Brazil, Canada, Chile, China, Colombia, Costa Rica, El Salvador, Honduras, Mexico, Netherlands Antilles, Panama, Peru, Venezuela)
	Sunglasses (U.S., Canada, Spain)
	Watches (U.S., Argentina, Canada, Chile, El Salvador, Guatemala, Israel, Mexico, Panama, Saudi Arabia, Spain, Turkey, UAE, Venezuela, Hong Kong)
Nine & Company	Belts (U.S.)
	Casual Legwear (U.S.)
	Gloves, Cold Weather Accessories (U.S.)
	Hats (U.S.)
	Luggage (U.S.)
	Leather, Wool, Casual Outerwear, Rainwear (U.S.)
	Sleepwear, Loungewear (U.S.)
	Slippers (U.S.)
	Sunglasses (U.S.)
	Swimwear (U.S.)
	Watches (U.S.)
Easy Spirit	Slippers (U.S., Canada)
Enzo Angiolini	Sunglasses (U.S.)
Calico	Footwear (U.S.)
Gloria Vanderbilt	Costume Jewelry (Canada)
	Knit Tops, Bottoms, ActiveWear, Performance ActiveWear (U.S.)
	Scarves, Gloves, Cold Weather Accessories (U.S., Canada)
	Sleepwear, Daywear, Loungewear (U.S., Canada)
	Sweaters (U.S.)
	Swimwear (U.S.)
	Watches (U.S.)
	Wool, Leather, Casual Outerwear, Rainwear (U.S.)
	Woven Shirts (U.S.)
	Infants', Toddlers' and Children's (4-6x) Apparel (U.S., Canada)
	Bath Towels, Decorative Bedding, Decorative Bath, Bath/Accent Rugs, Pillows, Mattress Pads and Pillow Protectors (U.S.)
	Women's, Girls' (4-18), Infants' and Toddlers' Apparel and Accessories (Canada)

Brand	Category
Vanderbilt For Boys and *Vanderbilt For Men*	Men's, Boys' (4-18), Infants' and Toddlers' Apparel and Accessories (Canada)
Glo	Infants', Toddlers' and Children's (4-6x) Apparel (U.S.) Swimwear (U.S.)
Energie	Men's Denim & Sportswear (U.S.)
Joan & David	Retail distribution rights for Apparel, Footwear and Handbags (Hong Kong, Taiwan, Japan, United Kingdom, Singapore, France, Thailand, Spain, Italy, China)
Mootsies Tootsies	Women's and Girls' Hosiery and Casual Legwear (U.S., Canada, Mexico)
Sam & Libby	Men's, Women's and Children's Slippers and Sandals (U.S.)
l.e.i.	Casual Legwear (U.S.) Children's Apparel (U.S.) Footwear (U.S., Canada) Handbags, Belts, Accessories, Cold Weather Accessories (U.S., Canada) Hats (U.S., Canada) Intimate Apparel (U.S.) Outerwear (U.S.) Sunglasses (U.S., Canada) Swimwear (U.S., Canada) Watches (U.S., Canada)
International footwear and accessories retail/wholesale distribution	*Nine West* retail locations (Bahrain, Kuwait, Oman, Qatar, The United Arab Emirates, Jordan, India, Poland) *Nine West* retail locations (Saudi Arabia, Lebanon) *Nine West* retail locations and wholesale distribution rights for *Nine West, Enzo Angiolini, Bandolino* and *Easy Spirit* footwear and accessories (Belize, Colombia, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Panama, Venezuela, the Dominican Republic, French Guiana, Guyana, Suriname, the Caribbean Islands) *Nine West* retail locations and wholesale distribution rights for *Nine West* footwear and accessories (Greece, Cyprus) *Nine West* retail locations and wholesale distribution rights for *Nine West* footwear and accessories (Chile, Peru) and wholesale distribution rights for *Enzo Angiolini* footwear and accessories (Chile) *Nine West, Enzo Angiolini, NW Nine West* and *Easy Spirit* retail locations and wholesale distribution rights for *Nine West, Enzo Angiolini, NW Nine West* and *Easy Spirit* footwear and accessories (Hong Kong, Indonesia, Japan, Korea, Macau, Malaysia, the People's Republic of China, the Philippines, Singapore, Taiwan, Thailand) *Nine West* retail locations and wholesale distribution rights for *Nine West* footwear and accessories (South Africa) *Nine West, Enzo Angiolini* and *Westies* retail locations, wholesale distribution rights for *Nine West* footwear and accessories and *Enzo Angiolini* and *Westies* footwear and manufacturing rights for *Westies* footwear (Mexico) *Nine West* retail locations (Turkey) *Nine West* and *Easy Spirit* retail locations and wholesale distribution rights for *Nine West* and *Easy Spirit* footwear and accessories (Israel) *Nine West* and *Easy Spirit* retail locations, wholesale distribution rights for *Nine West, Enzo Angiolini, Easy Spirit, Bandolino, Nine & Company* and *Westies* footwear and accessories and *AK Anne Klein, Circa Joan & David, Sam & Libby and Mootsies Tootsies* footwear (Canada) *Nine West* retail locations (the United Kingdom, Ireland, the Channel Islands) and wholesale distribution rights for *Nine West* and *NW Nine West* footwear and accessories and *Easy Spirit* footwear (the United Kingdom, Ireland, the Channel Islands, Norway, Denmark, Sweden, Finland, Iceland, Belgium, the Netherlands, Luxembourg) *Nine West* retail locations and wholesale distribution rights for *Nine West* and *Enzo Angiolini* footwear and accessories (Spain) Wholesale distribution rights for *Nine West* and *Napier* costume jewelry (Canada)

Trademarks

We utilize a variety of trademarks which we own, including *Jones New York, Jones New York Signature, Jones New York Sport, Jones Wear, Jones New York Country, Jones Jeans, Jones Studio, Evan-Picone, Norton McNaughton, Maggie McNaughton, Norton Studio, Erika, Energie, Nine West, Easy Spirit, Enzo Angiolini, Bandolino, Banister, Nine & Company, Westies, Joan & David, Mootsies Tootsies, Sam & Libby, Napier, Richelieu, Judith Jack, Gloria Vanderbilt, Glo, l.e.i., Albert Nipon, Anne Klein, Anne Klein New York, AK Anne Klein, A | Line, Kasper, Le Suit* and *Barneys New York*. We have registered or applied for registration for these and other trademarks for use on a variety of items of apparel, footwear, accessories and/or related products and, in some cases, for retail store services, in the United States and certain other countries. The expiration dates of the United States trademark registrations for our material registered trademarks are as follows, with our other registered foreign and domestic trademarks expiring at various dates through 2019. Certain brands such as *Jones New York* are sold under several related trademarks; in these instances, the range of expiration dates is provided. All marks are subject to renewal in the ordinary course of business if no third party successfully challenges such registrations and, in the case of domestic and certain foreign registrations, applicable use and related filing requirements for the goods and services covered by such registrations have been met.

Trademark	Expiration Dates	Trademark	Expiration Dates	Trademark	Expiration Dates
Jones New York	2006-2012	*Napier*	2009	*Anne Klein*	2005-2012
Jones New York Sport	2013	*Judith Jack*	2012	*Kasper*	2011
Evan-Picone	2013	*Norton McNaughton*	2014	*Le Suit*	2008
Nine West	2011-2013	*Erika*	2014	*Joan & David*	2008-2014
Easy Spirit	2007-2013	*Energie*	2008	*Mootsies Tootsies*	2010
Enzo Angiolini	2005-2014	*Gloria Vanderbilt*	2005-2012	*Sam & Libby*	2011
Bandolino	2011	*l.e.i.*	2011	*Barneys New York*	2005-2010
Nine & Company	2012	*Albert Nipon*	2006-2012		

We carefully monitor trademark expiration dates to provide uninterrupted registration of our material trademarks. We also license the *Polo Jeans Company by Ralph Lauren, Givenchy, Tommy Hilfiger, Dockers Women, J. G. Hook* and *Hook Sport* trademarks (see "Licensed Brands" above).

We also hold numerous patents expiring at various dates through 2019 (subject to payment of annuities and/or periodic maintenance fees) and have additional patent applications pending in the United States Patent and Trademark Office. We regard our trademarks and other proprietary rights as valuable assets which are critical in the marketing of our products. We vigorously monitor and protect our trademarks and patents against infringement and dilution where legally feasible and appropriate.

Imports and Import Restrictions

Our transactions with our foreign manufacturers and suppliers are subject to the risks of doing business abroad. Imports into the United States are affected by, among other things, the cost of transportation and the imposition of import duties and restrictions. The United States, China, Brazil and other countries in which our products are manufactured may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duty or tariff levels, which could affect our operations and our ability to import products at current or increased levels. We cannot predict the likelihood or frequency of any such events occurring.

Our import operations are subject to constraints imposed by bilateral textile agreements between the United States and a number of foreign countries, including Hong Kong, Taiwan, the Philippines, Thailand, Indonesia and South Korea. In certain cases, these agreements impose quotas on the amount and type of goods which can be imported into the United States from these countries. Such agreements also allow the United States to impose, at any time, restraints on the importation of categories of merchandise that, under the terms of the agreements, are not subject to specified limits. Our imported products are also subject to United States customs duties and, in the ordinary course of business, we are from time to time subject to claims by the United States Customs Service for duties and other charges.

We monitor duty, tariff and quota-related developments and continually seek to minimize our potential exposure to quota-related risks through, among other measures, geographical diversification of our manufacturing sources, the maintenance of overseas offices, allocation of overseas production to merchandise categories where more quota is available and shifts of production among countries and manufacturers.

Because our foreign manufacturers are located at greater geographic distances from us than our domestic manufacturers, we are generally required to allow greater lead time for foreign orders, which reduces our manufacturing flexibility. Foreign imports are also affected by the high cost of transportation into the United States and the effects of fluctuations in the value of the dollar against foreign currencies in certain countries.

In addition to the factors outlined above, our future import operations may be adversely affected by political instability resulting in the disruption of trade from exporting countries and restrictions on the transfer of funds.

Backlog

We had unfilled customer orders of approximately $1.5 billion and $1.4 billion at December 31, 2004 and December 31, 2003, respectively. These amounts include both confirmed and unconfirmed orders which we believe, based on industry practice and past experience, will be confirmed. The amount of unfilled orders at a particular time is affected by a number of factors, including the mix of product, the timing of the receipt and processing of customer orders and scheduling of the manufacture and shipping of the product, which in some instances is dependent on the desires of the customer. Backlog is also affected by a continuing trend among customers to reduce the lead time on their orders. Due to these factors, as well as the acquisition of Maxwell during 2004, a comparison of unfilled orders from period to period is not necessarily meaningful and may not be indicative of eventual actual shipments.

Competition

Apparel, footwear and accessories companies face competition on many fronts, including the following:

- establishing and maintaining favorable brand recognition;
- developing products that appeal to consumers;
- pricing products appropriately; and
- obtaining access to retail outlets and sufficient floor space.

Competition is intense in the sectors of the apparel, footwear and accessory and retail industries in which we participate. We compete with many other manufacturers and retailers, some of which are larger and have greater resources than we do.

We compete primarily on the basis of fashion, price and quality. We believe our competitive advantages include our ability to anticipate and respond quickly to changing consumer demands, our brand names and range of products and our ability to operate within the industries' production and delivery constraints. Furthermore, our established brand names and relationships with retailers have resulted in a loyal following of customers.

While new entrants come into markets we serve on a regular basis, we consider the risk of formidable new competitors to be low due to barriers to entry, such as significant startup costs, the long-term nature of supplier and customer relations and the need to develop both adequate financial resources and an efficient operational infrastructure.

We believe that, during the past few years, major department stores and specialty retailers have been increasingly sourcing products from suppliers who are well capitalized or have established reputations for delivering quality merchandise in a timely manner. However, there can be no assurance that significant new competitors will not develop in the future.

Employees

At December 31, 2004, we had approximately 17,260 full-time employees. This total includes approximately 10,095 in quality control, production, design and distribution positions, approximately 3,090 in administrative, sales, clerical and office positions and approximately 4,075 in our retail stores. We also employ approximately 5,240 part-time employees, of which approximately 5,115 work in our retail stores.

Approximately 210 of our employees located in Bristol, Pennsylvania are members of the Teamsters Union, which has a collective bargaining agreement with us expiring in March 2006. Approximately 80 of our employees located in Vaughan, Ontario are members of the Laundry and Linen Drivers and Industrial Workers Union, which has a collective bargaining agreement with us expiring in March 2006. Approximately 1,060 of our employees located in Mexico are members of an affiliate of the Cofederacion de Trabajadores Mexicanos, which has a collective bargaining agreement expiring on January 1, 2006. Approximately 215 of our employees are members of the Union of Needletrades, Industrial and Textile Employees, which has a labor agreement with Kasper that expires on May 31, 2007. Approximately 765 of our employees are members of UNITE HERE, which has various labor agreements with Barneys that expire between March 1, 2005 and March 31, 2007. We consider our relations with our employees to be satisfactory.

ITEM 2. PROPERTIES

The general location, use and approximate size of our principal properties are set forth below:

Location	Owned/ leased	Use	Approximate Area in Square Feet
Bristol, Pennsylvania	leased	Headquarters and distribution warehouse	419,200
Bristol, Pennsylvania	leased	Administrative and computer services	170,600
New York, New York	leased	Administrative, executive and sales offices	727,100
Vaughan, Canada	leased	Administrative offices and distribution warehouse	125,000
Lawrenceburg, Tennessee	leased	Distribution warehouses	1,199,100
South Hill, Virginia	leased	Distribution warehouses	534,000
El Paso, Texas	owned	Administrative, warehouse and preproduction facility	165,000
El Paso, Texas	leased	Distribution warehouses	860,500
Durango, Mexico	owned	Finishing, assembly and warehouse facilities	452,600
White Plains, New York	leased	Administrative offices	366,500
West Deptford, New Jersey	leased	Distribution warehouses	868,150
East Providence, Rhode Island	leased	Distribution warehouses, product development, administrative and computer services	241,400
Goose Creek, South Carolina	leased	Distribution warehouses	600,000
Edison, New Jersey	leased	Distribution warehouse	155,000
Commerce, California	leased	Administrative offices and distribution warehouse	86,100
Yuma, Arizona	leased	Distribution warehouse	75,000
San Luis, Mexico	leased	Production and distribution warehouses	946,800
Secaucus, New Jersey	leased	Administrative offices, retail store and distribution warehouse	384,550
Hyde Park, Massachusetts	leased	Administrative offices	52,000
Brockton, Massachusetts	leased	Distribution warehouse	215,000
Lyndhurst, New Jersey	leased	Distribution warehouse	180,000
New York, New York	leased	*Barneys New York* flagship retail store	240,000
Beverly Hills, California	leased	*Barneys New York* flagship retail store	120,000

We sublease approximately 200,000 square feet of our White Plains facilities and a 220,000 square foot warehouse facility in Teterboro, New Jersey to independent companies. Our Australian joint venture company leases office and distribution facilities in Australia.

We also own two production facilities totaling 101,000 square feet in Durango, Mexico which are currently not in service.

Our retail stores are leased pursuant to long-term leases, typically five to seven years for apparel and footwear outlet stores, ten years for footwear and accessories and apparel specialty stores and ten to 20 years with multiple ten-year renewal options for our luxury stores. Certain leases allow us to terminate our obligations after a predetermined period (generally one to three years) in the event that a particular location does not achieve specified sales volume, and some leases have options to renew. Many leases include clauses that provide for contingent payments based on sales volumes, and many leases contain escalation clauses for increases in operating costs and real estate taxes.

We believe that our existing facilities are well maintained, in good operating condition and that our existing and planned facilities will be adequate for our operations for the foreseeable future.

ITEM 3. LEGAL PROCEEDINGS

In October 1995, we acquired an exclusive license to manufacture and market women's shirts, blouses, skirts, jackets, suits, sweaters, pants, vests, coats, outerwear and hats under the *Lauren by Ralph Lauren* ("*Lauren*") trademark in the United States, Canada and Mexico pursuant to license and design service agreements with Polo (collectively, the "*Lauren* License"), which were to expire on December 31, 2006. In May 1998, we acquired an exclusive license to manufacture and market women's dresses, shirts, blouses, skirts, jackets, suits, sweaters, pants, vests, coats, outerwear and hats under the *Ralph by Ralph Lauren* ("*Ralph*") trademark in the United States, Canada and Mexico pursuant to license and design service agreements with Polo (the "*Ralph* License"). The *Ralph* License was scheduled to end on December 31, 2003.

During the course of the discussions concerning the *Ralph* License, Polo asserted that the expiration of the *Ralph* License would cause the *Lauren* License agreements to end on December 31, 2003, instead of December 31, 2006. We believe that this is an improper interpretation and that the expiration of the *Ralph* License did not cause the *Lauren* License to end.

On June 3, 2003, we announced that our discussions with Polo regarding the interpretation of the *Lauren* License had reached an impasse and that, as a result, we had filed a complaint in the New York State Supreme Court against Polo and its affiliates and our former President, Jackwyn Nemerov. The complaint alleges that Polo breached the *Lauren* License agreements by claiming that the license ends at the end of 2003. The complaint also alleges that Ms. Nemerov breached the confidentiality and non-compete provisions of her employment agreement with us. Additionally, Polo is alleged to have induced Ms. Nemerov to breach her employment agreement and Ms. Nemerov is alleged to have induced Polo to breach the *Lauren* License agreements. We asked the court to enter a judgment for compensatory damages of $550 million, as well as punitive damages, and to enforce the confidentiality and non-compete provisions of Ms. Nemerov's employment agreement. On June 3, 2003, Polo also filed a complaint in the New York State Supreme Court against us, seeking among other things a declaratory judgment that the *Lauren* License terminated as of December 31, 2003. On June 25, 2003, we filed an amended complaint adding a claim against Ms. Nemerov for conversion, which alleges that Ms. Nemerov wrongfully took and possesses documents containing confidential information regarding us.

On October 2, 2003, Ms. Nemerov filed a motion to stay our claims against her and to compel arbitration of those claims. We opposed that motion. Additionally, on July 3, 2003, Polo served a motion on us to dismiss our breach of contract claim, and to stay our claim regarding inducement of Ms. Nemerov's breach of her employment agreement pending the outcome of arbitration. On July 8, 2003, we served papers opposing Nemerov's motion. On July 23, 2003, we served papers opposing Polo's motion and also served upon Polo a motion seeking summary judgment in Polo's action for a declaratory judgment. On August 12, 2003, Polo filed a cross-motion for summary judgment in that action.

On March 15, 2004, the Court issued a decision resolving the motions. The Court denied Polo's motion to dismiss our breach of contract claim, granted our motion for summary judgment in Polo's action for a declaratory judgment, and denied Polo's cross-motion for summary judgment in the same action. As a result, the Court dismissed Polo's action for a declaratory judgment and entered judgment in our favor in that action, while permitting our action against Polo to proceed.

The Court also denied Nemerov's motion to compel arbitration of our claim against her for inducing Polo to breach the *Lauren* Agreements, but granted her motion to compel arbitration of our remaining claims against her. The Court granted Polo's motion for a stay of proceedings relating to our claim against Polo for inducing Nemerov to breach her employment agreement while those claims are arbitrated by us and Nemerov. We dismissed our claims against Nemerov in the litigation and are pursuing our claims against her in the arbitration.

Polo and Nemerov have appealed from these rulings. In addition, Polo filed a motion for leave to reargue and to renew its previous motions to dismiss and for summary judgment, which we opposed. On April 16, 2004, the Court heard oral argument on Polo's motion. On August 16, 2004, the court denied Polo's motions to reargue and renew its previous motions. Polo has appealed from this ruling.

On May 12, 2004, we initiated a Demand for Arbitration with the American Arbitration Association against Ms. Nemerov. The demand alleges Ms. Nemerov breached her employment agreement with us, violated her fiduciary duties and converted our property. Ms. Nemerov has denied these allegations and asserted counterclaims for defamation and breach of the non-disparagement and indemnification clauses of her employment agreement. On August 24, 2004, we amended our demand to add a claim for misappropriation of trade secrets. Ms. Nemerov continues to deny our claims and to pursue her counterclaims.

We have been named as a defendant in various actions and proceedings arising from our ordinary business activities. Although the amount of any liability that could arise with respect to these actions cannot be accurately predicted, in our opinion, any such liability will not have a material adverse financial effect on us.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not Applicable.

EXECUTIVE OFFICERS OF THE REGISTRANT

Our executive officers are as follows:

Name	Age	Office
Peter Boneparth	45	President and Chief Executive Officer
Sidney Kimmel	77	Chairman
Wesley R. Card	57	Chief Operating and Financial Officer
Patrick M. Farrell	55	Senior Vice President and Corporate Controller
Rhonda J. Brown	49	President and Chief Executive Officer of Footwear, Accessories and Retail Group and President and Chief Executive Officer of Nine West and Jones Retail
Anita Britt	41	Executive Vice President of Finance
Ira M. Dansky	59	Executive Vice President, General Counsel and Secretary

Mr. Boneparth was named President in March 2002 and Chief Executive Officer in May 2002. He also serves as Chief Executive Officer of McNaughton. He has been Chief Executive Officer of McNaughton since June 1999, President of McNaughton from April 1997 until January 2002, and Chief Operating Officer of McNaughton from 1997 until its acquisition by us. Prior to that time, Mr. Boneparth was Executive Vice President and Senior Managing Director of Investment Banking for Rodman & Renshaw, Inc., an investment banking firm, from March 1995 to April 1997.

Mr. Kimmel founded the Jones Apparel Division of W.R. Grace & Co. in 1970. Mr. Kimmel has served as our Chairman since 1975 and as Chief Executive Officer from 1975 to May 2002.

Mr. Card has been our Chief Financial Officer since 1990. He was also named Chief Operating Officer in March 2002.

Mr. Farrell was appointed Vice President and Corporate Controller in November 1997 and Senior Vice President in September 1999.

Ms. Brown joined us as President and Chief Executive Officer of Nine West Group and President and Chief Executive Officer of Footwear, Accessories and Retail Group in October 2001. Prior to joining us, Ms. Brown served as President of Steve Madden, Ltd. from February 2000 to September 2001. Ms. Brown also served as Chief Operating Officer of Steve Madden, Ltd. from July 1996 to January 2001 and as a director of that company from October 1996 to September 2001.

Ms. Britt was named Executive Vice President of Finance in May 2002. She served as Director of Investor Relations and Financial Planning from 1996 to August 2000, Vice President, Finance and Investor Relations from September 2000 to February 2001 and Senior Vice President, Finance and Investor Relations from March 2001 to April 2002.

Mr. Dansky has been our General Counsel since 1996 and our Secretary since January 2001. He was elected an Executive Vice President in March 2002.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Price range of common stock:				
2004				
High	$38.18	$40.00	$39.66	$37.49
Low	$33.25	$35.20	$34.41	$33.00
2003				
High	$37.44	$31.15	$33.18	$35.91
Low	$25.61	$26.60	$27.98	$30.78
Dividends per share of common stock:				
2004	$0.08	$0.08	$0.10	$0.10
2003	-	-	$0.08	$0.08

Our common stock is traded on the New York Stock Exchange under the symbol "JNY." The above figures set forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the New York Stock Exchange Composite Tape. The last reported sale price per share of our common stock on February 23, 2005 was $32.83, and on that date there were 508 holders of record of our common stock. However, many shares are held in "street name;" therefore, the number of holders of record may not represent the actual number of shareholders.

Annual CEO Certification

The Annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual was submitted to the New York Stock Exchange on May 26, 2004.

Issuer Purchases of Equity Securities

The following table sets forth the repurchases of our common stock for the fiscal quarter ended December 31, 2004.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares (or Units) Purchased	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
October 2, 2004 to October 29, 2004	850,000	$34.02	850,000	$144,236,442
October 30, 2004 to November 26, 2004	81,000	$35.29	81,000	$141,377,954
November 27, 2004 to December 31, 2004	-	-	-	$141,377,954
Total	931,000	$34.13	931,000	$141,377,954

These repurchases were made under programs announced on July 27, 2004 for $150.0 million and October 27, 2004 for $100.0 million. Neither plan has an expiration date.

ITEM 6. SELECTED FINANCIAL DATA

The following financial information is qualified by reference to, and should be read in conjunction with, our Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this Report. The selected consolidated financial information presented below is derived from our audited Consolidated Financial Statements for each of the five years in the period ended December 31, 2004. We completed our acquisitions of Victoria, Judith Jack, McNaughton, Gloria Vanderbilt, l.e.i., Kasper, Maxwell and Barneys at various dates within the five-year period and, accordingly, the results of their operations are included in our operating results from the respective dates of acquisition.

(All amounts in millions except net income per share data)

Year Ended December 31,	2004	2003	2002	2001	2000
Income Statement Data					
Net sales	$ 4,592.6	$ 4,339.1	$ 4,312.2	$ 4,073.8	$ 4,147.4
Licensing income (net)	57.1	36.2	28.7	24.8	22.2
Total revenues	4,649.7	4,375.3	4,340.9	4,098.6	4,169.6
Cost of goods sold	2,944.4	2,738.6	2,657.0	2,570.4	2,436.5
Gross profit	1,705.3	1,636.7	1,683.9	1,528.2	1,733.1
Selling, general and administrative expenses	1,176.9	1,056.9	1,093.3	1,004.1	1,091.6
Amortization of goodwill	-	-	-	44.2	36.9
Operating income	528.4	579.8	590.6	479.9	604.6
Interest income	1.9	3.5	4.6	4.5	2.3
Interest expense and financing costs	51.2	58.8	62.7	84.6	103.8
Equity in earnings of unconsolidated affiliates	3.8	2.5	1.0	-	-
Income before provision for income taxes	482.9	527.0	533.5	399.8	503.1
Provision for income taxes	181.1	198.4	201.2	163.6	201.2
Income before cumulative effect of change in accounting principle	301.8	328.6	332.3	236.2	301.9
Cumulative effect of change in accounting for intangible assets, net of tax	-	-	13.8	-	-
Net income	$ 301.8	$ 328.6	$ 318.5	$ 236.2	$ 301.9
Per Share Data					
Income per share before cumulative effect of change in accounting principle					
Basic	$2.44	$2.58	$2.59	$1.92	$2.54
Diluted	$2.39	$2.48	$2.46	$1.82	$2.48
Net income per share					
Basic	$2.44	$2.58	$2.48	$1.92	$2.54
Diluted	$2.39	$2.48	$2.36	$1.82	$2.48
Dividends paid per share	$0.36	$0.16	-	-	-
Weighted average common shares outstanding					
Basic	123.6	127.3	128.2	123.2	119.0
Diluted	126.5	136.5	139.0	133.7	121.9

December 31,	2004	2003	2002	2001	2000
Balance Sheet Data					
Working capital	$ 612.3	$ 826.9	$ 890.9	$ 762.8	$ 294.9
Total assets	4,550.8	4,187.7	3,852.6	3,373.5	2,979.2
Short-term debt and current portion of long-term debt and capital lease obligations	203.2	180.8	6.3	7.7	499.8
Long-term debt, including capital lease obligations	1,016.6	835.1	978.1	976.6	576.2
Stockholders' equity	2,653.9	2,537.8	2,303.5	1,905.4	1,477.2

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides information and analysis of our results of operations from 2002 through 2004, and our liquidity and capital resources. The following discussion and analysis should be read in conjunction with our Consolidated Financial Statements included elsewhere herein.

Overview

We design, contract for the manufacture of, manufacture and market a broad range of women's collection sportswear, suits and dresses, casual sportswear and jeanswear for men, women and children, and women's footwear and accessories. We sell our products through a broad array of distribution channels, including better specialty and department stores and mass merchandisers, primarily in the United States and Canada. We also operate our own network of retail and factory outlet stores. In addition, we license the use of several of our brand names to select manufacturers and distributors of women's and men's apparel and accessories worldwide.

Trends

We believe that two significant trends are occurring in the women's apparel, footwear and accessories industry. We believe that a trend exists among our major retail accounts to concentrate their women's apparel, footwear and accessories buying among a narrowing group of vendors and to differentiate their product offerings through exclusivity of brands. We also believe that consumers in the United States and Canada are shopping less in department stores (our traditional distribution channel) and more in other channels, such as specialty shops and mid-tier locations where value is perceived to be higher. We have responded to these trends by enhancing the brand equity of our labels through our focus on design, quality and value, and through strategic acquisitions which provide significant diversification to the business by successfully adding new distribution channels, labels and product lines (such as the *Gloria Vanderbilt, l.e.i., Kasper, Albert Nipon, AK Anne Klein, Anne Klein New York, Joan & David, Mootsies Tootsies* and *Sam & Libby* brands and the *Barneys New York* retail stores). Through this diversification, we have evolved into a multidimensional resource in apparel, footwear and accessories. We have leveraged the strength of our brands to increase both the number of locations and amount of selling space in which our products are offered, to introduce product extensions such as the *Jones New York Signature, Nine West, Nine & Company, Easy Spirit* and *Bandolino* apparel labels and the *Jones New York* accessory label, and to reposition the *Bandolino* and *Evan-Picone* labels to the moderate market segment.

On January 1, 2005, the World Trade Organization's 148 member nations lifted all quotas on apparel and textiles. As a result, all textiles and textile apparel manufactured in a member nation and exported on or after January 1, 2005 will no longer be subject to quota restrictions. This will allow retailers, apparel firms and others to import unlimited quantities of apparel and textile items from China, India and other low-cost countries. The effects of this action could lead to lower production costs or allow us to improve the quality of our products for a given cost and could also allow us to concentrate production in the most efficient markets. China, however, has implemented an export tax on many of the items previously subject to quota restriction. In addition, litigation and political activity has been initiated by interested parties seeking to re-impose quotas. As a result, we are unable to predict the long-term effects of the lifting of quota restrictions and related events on our results of operations.

Risk Factors

There are certain risks and uncertainties that could cause actual results and events to differ materially from those anticipated. Risks and uncertainties that could adversely affect us include, without limitation, the following factors:

- the apparel, footwear and accessories industries are highly competitive, and any increased competition could result in reduced sales or prices (or both);
- we may not be able to respond to changing fashion and retail trends in a timely manner;

- a prolonged period of depressed consumer spending;
- the loss of any of our largest customers;
- the loss or infringement of our trademarks or other proprietary rights;
- the extent of our foreign operations and manufacturing;
- fluctuations in the price, availability and quality of raw materials; and
- damage to our customer relationships resulting from delays or quality issues, or damage to our reputation resulting from any failure to comply with our factory workplace standards, caused by our reliance on independent manufacturers.

Acquisitions

We completed our acquisitions of Gloria Vanderbilt on April 8, 2002, l.e.i. on August 15, 2002, Kasper on December 1, 2003, Maxwell on July 8, 2004 and Barneys on December 20, 2004. The results of operations of the acquired companies are included in our operating results from the respective dates of acquisition. Accordingly, the financial position and results of operations presented and discussed herein are not directly comparable between years. Kasper operates primarily in the wholesale better apparel and retail segments, Gloria Vanderbilt and l.e.i. operate in the wholesale moderate apparel segment, Maxwell operates in the wholesale footwear and accessories segment and Barneys operates in the retail segment.

Restructuring and Other Charges

During 2002, we recorded a $31.9 million charge relating to contractual obligations under employment contracts, primarily for former President Jackwyn Nemerov and former Vice Chairman Irwin Samelman. The charges under these contracts are comprised of pre-tax amounts totaling $11.8 million for contractual salary and bonus obligations and $18.1 million for non-cash compensation expense resulting from contractual vesting of outstanding stock options and restricted stock. Also included is a pre-tax amount of $2.0 million related to certain obligations under the employment agreement that we entered into with Peter Boneparth when we acquired McNaughton in 2001. These obligations were satisfied in March 2002 when Mr. Boneparth was elected President and designated to become our Chief Executive Officer on May 22, 2002.

Also during 2002 we restructured several of our existing operations to reduce both excess capacity and overhead costs, including the closing of Canadian and Mexican production facilities and the closing of an administrative, warehouse and preproduction facility in El Paso, Texas. As a result, we recorded restructuring charges of $8.8 million, including $5.0 million of employee severance and related costs, $3.3 million of asset impairments (based on estimated market values of the affected properties) and $0.5 million of other costs. Of these charges, $0.9 million is reported as a selling, general and administrative ("SG&A") expense in the wholesale better apparel segment, $6.9 million is reported as an SG&A expense in the wholesale moderate apparel segment and $1.0 million is reported as an SG&A expense in the wholesale footwear and accessories segment.

During 2003, we further restructured our operations by announcing the closing of a warehouse facility in Rural Hall, North Carolina, which resulted in a charge of $0.7 million for employee severance and related costs which is reported as an SG&A expense in the wholesale better segment. This charge was offset by a reversal of $0.2 million of employee severance cost accruals in the wholesale footwear and accessories segment.

In 2004, we recorded an additional net restructuring charge of $1.5 million as an SG&A expense in the wholesale better apparel segment, which reflects a $1.7 million lease termination payment related to the North Carolina facility offset by a $0.2 million reduction in accruals for the closing of the Canadian facility.

Goodwill and Other Intangible Assets

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which changed the accounting for goodwill and other intangible assets from an amortization method to an impairment-only approach. Upon our adoption of SFAS No. 142 on January 1, 2002, we ceased amortizing our trademarks without determinable lives and our goodwill. As prescribed under SFAS No. 142, we had our goodwill and trademarks tested for impairment during the first fiscal quarter of 2002.

Due to market conditions resulting from a sluggish economy compounded by the aftereffects of the events of September 11, 2001, we revised our earnings forecasts for future years for several of our trademarks and licenses. As a result, the fair market value of these assets (as appraised by an independent third party) was lower than their carrying value as of December 31, 2001. We accordingly recorded an after-tax impairment charge of $13.8 million, which is reported as a cumulative effect of change in accounting principle resulting from the adoption of SFAS No. 142.

In the second fiscal quarter of 2002, we recorded an additional impairment charge of $5.8 million related to two trademarks due to a decrease in projected accessory revenues resulting from a further evaluation of our costume jewelry business. We have our annual impairment test for goodwill and trademarks performed in the fourth fiscal quarter of the year. As a result of continuing decreases in projected revenues in our costume jewelry lines, the conversion of a portion of our *Enzo Angiolini* retail stores to the more moderately-priced *Bandolino* brand and the discontinuance of our *Rena Rowan* better apparel line, we recorded additional trademark impairment charges of $18.6 million in 2002, $4.5 million in 2003 and $0.2 million in 2004. These charges are reported as an SG&A expense in the licensing, other and eliminations segment.

Termination as of December 31, 2003 of Licenses with Polo for *Lauren* and *Ralph* Brands

The *Ralph* License with Polo was scheduled to end on December 31, 2003. During the course of the discussions concerning the *Ralph* License, Polo asserted that the expiration of the *Ralph* License would cause the *Lauren* License to end on December 31, 2003, instead of December 31, 2006. We believe that this is an improper interpretation and that the expiration of the *Ralph* License did not cause the *Lauren* License to end.

On June 3, 2003, we announced that our discussions with Polo regarding the interpretation of the *Lauren* License had reached an impasse and that, as a result, we had filed a complaint in the New York State Supreme Court against Polo and its affiliates (see "Legal Proceedings"). The complaint alleges that Polo breached the *Lauren* License agreements by claiming that the license ends at the end of 2003. We asked the Court to enter a judgment for compensatory damages of $550 million as well as punitive damages. On June 3, 2003, Polo also filed a complaint in the New York State Supreme Court against us, seeking among other things a declaratory judgment that the *Lauren* License terminated as of December 31, 2003. On July 3, 2003, Polo served a motion to dismiss our breach of contract claim. On July 23, 2003, we served papers opposing Polo's motion and also served upon Polo a motion seeking summary judgment in Polo's action for a declaratory judgment. On August 12, 2003, Polo filed a cross-motion for summary judgment in that action.

On March 15, 2004, the Court issued a decision resolving the motions. The Court denied Polo's motion to dismiss our breach of contract claim, granted our motion for summary judgment in Polo's action for a declaratory judgment, and denied Polo's cross-motion for summary judgment in the same action. As a result, the Court dismissed Polo's action for a declaratory judgment and entered judgment in our favor in that action, while permitting our action against Polo to proceed. Polo has appealed from these rulings. In addition, Polo filed a motion for leave to reargue and to renew its previous motions to dismiss and for summary judgment, which we opposed. On August 16, 2004, the court denied Polo's motions to reargue and renew its previous motions. Polo has appealed from this ruling.

We assert within the complaint that Polo's actions fully discharged our obligations under the *Lauren* License agreements for lines to be sold after December 31, 2003. Therefore, we ceased development of *Lauren* products effective with the Spring 2004 season. Our *Lauren* business represented a significant portion of our sales and profits. Net sales of *Lauren* products were $476.4 million for 2003. The termination of our exclusive right to manufacture and market clothing under this trademark in the United States, Canada and elsewhere will have a material adverse effect on our results of operations after 2003. To replace the sales of the *Lauren* brand, we have pursued other opportunities, including internal brands (including the new lifestyle brand under the *Jones New York Signature* label), acquisitions (including the Kasper acquisition) and licensing options, some of which we previously were precluded from exploring under agreements with Polo. The loss of the *Lauren* License has not materially adversely impacted our liquidity, and we continue to have a strong financial position.

The expiration of the *Ralph* License has not been material to us in any respect. Net sales of *Ralph* products were $30.7 million for 2003.

We and Polo have agreed that, in connection with the expiration of the *Ralph* License, related licenses to produce certain *Polo Jeans Company* and *Polo Ralph Lauren* products in Canada terminated as of December 31, 2003. The termination of these Canadian licenses has not been material to us in any respect. Net sales of all products under these Canadian licenses were $41.3 million for 2003. The dispute between us and Polo does not relate to the *Polo Jeans* License in the United States, and an end to the Canada Licenses does not end our longer term *Polo Jeans* License in the United States or otherwise adversely affect the *Polo Jeans* License in the United States.

Stock-Based Compensation

Effective January 1, 2003, we adopted the fair value method of accounting for employee stock options for all options granted after December 31, 2002 pursuant to the guidelines contained in SFAS No. 123, "Accounting for Stock-Based Compensation" using the "prospective method" set forth in SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." Under this approach, the fair value of the option on the date of grant (as determined by the Black-Scholes option pricing model) is amortized to compensation expense over the option's vesting period. Since the expense to be recorded is dependent on both the timing and the number of options to be granted, we cannot estimate the effect on future results of operations at this time. Prior to January 1, 2003, pursuant to a provision in SFAS No. 123 we had elected to continue using the intrinsic-value method of accounting for stock options granted to employees in accordance with Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost for stock options had been measured as the excess, if any, of the quoted market price of our stock at the date of the grant over the amount the employee must pay to acquire the stock. Under this approach, we had only recognized compensation expense for stock-based awards to employees for options granted at below-market prices. For more information, see "Summary of Accounting Policies - Stock Options" in Notes to Consolidated Financial Statements.

Critical Accounting Policies

Several of our accounting policies involve significant judgements and uncertainties. The policies with the greatest potential effect on our results of operations and financial position include the estimated collectibility of accounts receivable, the recovery value of obsolete or overstocked inventory and the estimated fair values of both our goodwill and intangible assets with indefinite lives.

For accounts receivable, we estimate the net collectibility, considering both historical and anticipated trends of trade discounts and co-op advertising deductions taken by our customers, allowances we provide to our retail customers to flow goods through the retail channels, and the possibility of non-collection due to the financial position of our customers. For inventory, we estimate the amount of goods that we will not be able to sell in the normal course of business and write down the value of these goods to the recovery value expected to be realized through off-price channels. Historically, actual results in these areas have not been materially different than our estimates, and we do not anticipate that our estimates and assumptions are likely to materially change in the future. However, if we incorrectly anticipate trends or unexpected events occur, our results of operations could be materially affected.

We utilize independent third-party appraisals to estimate the fair values of both our goodwill and our intangible assets with indefinite lives. These appraisals are based on projected cash flows and interest rates; should interest rates or our future cash flows differ significantly from the assumptions used in these projections, material impairment losses could result where the estimated fair values of these assets become less than their carrying amounts.

Results of Operations

Statements of Income Stated in Dollars and as a Percentage of Total Revenues

(In millions)	2004		2003		2002	
Net sales	$ 4,592.6	98.8%	$ 4,339.1	99.2%	$ 4,312.2	99.3%
Licensing income (net)	57.1	1.2%	36.2	0.8%	28.7	0.7%
Total revenues	**4,649.7**	**100.0%**	**4,375.3**	**100.0%**	**4,340.9**	**100.0%**
Cost of goods sold	2,944.4	63.3%	2,738.6	62.6%	2,657.0	61.2%
Gross profit	**1,705.3**	**36.7%**	**1,636.7**	**37.4%**	**1,683.9**	**38.8%**
Selling, general and administrative expenses	1,176.9	25.3%	1,056.9	24.2%	1,061.4	24.5%
Executive compensation obligations	-	-	-	-	31.9	0.7%
Operating income	**528.4**	**11.4%**	**579.8**	**13.3%**	**590.6**	**13.6%**
Interest income	1.9	0.0%	3.5	0.1%	4.6	0.1%
Interest expense and financing costs	51.2	1.1%	58.8	1.3%	62.7	1.4%
Equity in earnings of unconsolidated affiliates	3.8	0.1%	2.5	0.1%	1.0	0.0%
Income before provision for income taxes	482.9	10.4%	527.0	12.0%	533.5	12.3%
Provision for income taxes	181.1	3.9%	198.4	4.5%	201.2	4.6%
Earnings before change in accounting principle	301.8	6.5%	328.6	7.5%	332.3	7.7%
Cumulative effect of change in accounting for intangible assets	-	-	-	-	13.8	0.3%
Net income	**$ 301.8**	**6.5%**	**$ 328.6**	**7.5%**	**$ 318.5**	**7.3%**

Percentage totals may not agree due to rounding.

2004 Compared to 2003

Revenues. Total revenues for 2004 were $4.65 billion compared to $4.38 billion for 2003, an increase of 6.3%.

Revenues by segment were as follows:

(In millions)	2004	2003	Increase	Percent Change
Wholesale better apparel	$1,493.2	$1,475.0	$18.2	1.2%
Wholesale moderate apparel	1,315.3	1,310.2	5.1	0.4%
Wholesale footwear and accessories	1,002.4	868.3	134.1	15.4%
Retail	780.3	685.6	94.7	13.8%
Licensing and other	58.5	36.2	22.3	61.6%
Total revenues	$4,649.7	$4,375.3	$274.4	6.3%

Wholesale better apparel revenues were impacted by the discontinuance of the *Lauren* and *Ralph* businesses (a decrease of $535.9 million including the Canadian *Polo* business) which was offset by shipments of the new *Jones New York Signature* line ($176.3 million) and the product lines added as a result of the Kasper acquisition ($349.2 million). Planned decreases in shipments of the *Polo Jeans Company* product line and the discontinuance of the *Rena Rowan* better product line were partially offset by increased shipments of *Jones New York* Collection and *Nine West* products, as well as the initial shipments of the *AK Sport* product line.

Wholesale moderate apparel revenues increased as a result of higher shipments of our *Energie, Gloria Vanderbilt* and *Bandolino* product lines and the initial shipments of our *A | Line* product, mostly offset by reduced shipments of our *Norton McNaughton, Evan-Picone* and *l.e.i.* product lines as well as planned decreases in our private label denim businesses.

Wholesale footwear and accessories revenues increased primarily due to the product lines added as a result of the Maxwell acquisition ($92.5 million) as well as higher shipments of our *Nine West* and *Bandolino* footwear and our *Nine West* accessories product line, the introduction of *Bandolino* accessories, and the inclusion of the *Anne Klein* accessories product line obtained in the Kasper acquisition, as well as an increase in our international footwear business. These increases were partially offset by reductions in shipments of our *Easy Spirit* footwear product line.

Retail revenues increased primarily due to same store sales increasing 1.6% for footwear and accessories stores and 3.8% for ready-to-wear outlet stores as compared to 2003, $14.2 million from the addition of the *Jones New York Signature* product line to our apparel outlet stores and $62.5 million and $19.3 million, respectively, in sales from locations added as a result of the Kasper and Barneys acquisitions. We began 2004 with 990 retail locations, added 21 locations as a result of the Barneys acquisition and had a net addition of 26 apparel and footwear locations during 2004 to end the period with 1,037 locations.

Gross Profit. The gross profit margin decreased to 36.7% in 2004 compared to 37.4% in 2003.

Wholesale better apparel gross profit margins were 34.2% and 38.0% for 2004 and 2003, respectively. The decrease was a result of the discontinuance of the *Lauren* product line (which carried higher margins than the historical segment average) and the addition of the acquired Kasper business (which generated lower margins than the historical segment average), partially offset by shipments of the new *Jones New York Signature* line (which carries higher margins than the historical segment average). Margins were also negatively impacted by a higher level of markdowns and lower off-price recoveries than the prior year. Cost of sales for 2004 included $4.1 million related to adjustments required under purchase accounting to write up acquired Kasper inventories to market value.

Wholesale moderate apparel gross profit margins were 26.1% and 26.0% for 2004 and 2003, respectively. The increase is primarily the result of increased shipping in the higher-margin *Gloria Vanderbilt* product line.

Wholesale footwear and accessories gross profit margins were 33.5% and 33.8% for 2004 and 2003, respectively. The decrease was driven primarily by the increase in our lower-margin international business and $6.0 million of adjustments required under purchase accounting to write up acquired Maxwell inventories to market value. The negative impact of these items was partially offset by improved margins in our wholesale accessories and costume jewelry businesses.

Retail gross profit margins were 53.3% and 54.5% for 2004 and 2003, respectively. The decrease was primarily the result of the effects of the addition of the acquired Kasper apparel retail outlets and Barneys retail locations, which generate lower margins than the historical segment average, as well as a higher level of promotional activity in our domestic retail stores and lower margins in our Canadian retail outlets.

SG&A Expenses. SG&A expenses of $1.18 billion in 2004 represented an increase of $120.0 million from the $1.06 billion reported for 2003. In 2004, Kasper added $96.8 million to the wholesale better apparel segment, which includes $8.0 million of amortization of the purchase price assigned to acquired customer orders, and $22.4 million to the retail segment; Maxwell added $26.8 million to the wholesale footwear and accessories segment, which includes $13.9 million of amortization of the purchase price assigned to acquired customer orders; and Barneys added $5.7 million to the retail segment. We also recorded an $8.4 million writeoff of unamortized bond discounts and debt issuance costs in the wholesale better apparel segment resulting from the redemption of all of our outstanding Zero Coupon Notes. Increases in expenses in our *Gloria Vanderbilt* and retail businesses were related to the volume growth of these business over the prior year. These increases were offset by a $66.2 million reduction in royalty and advertising expenses resulting from the discontinuance of the *Lauren* and *Ralph* businesses.

Operating Income. The resulting operating income for 2004 of $528.4 million decreased 8.9%, or $51.4 million, from the $579.8 million for 2003, due to the factors described above.

Net Interest Expense. Net interest expense was $49.3 million in 2004 compared to $55.3 million in 2003. This was primarily a result of lower overall borrowings during 2004 and a favorable interest rate differential resulting from replacing our Zero Coupon Notes and 7.50% Senior Notes due 2004 with short-term borrowings under our Senior Credit Facilities.

Provision for Income Taxes. The effective income tax rate was 37.5% for 2004 and 37.65% for 2003. The difference is primarily driven by a favorable change in the state and local effective tax rate resulting from various legal entity reorganizations and business initiatives.

Net Income and Earnings Per Share. Net income was $301.8 million in 2004, a decrease of $26.8 million from the net income of $328.6 million earned in 2003. Diluted earnings per share for 2004 was $2.39 compared to $2.48 for 2003, on 7.3% fewer shares outstanding.

2003 Compared to 2002

Revenues. Total revenues for 2003 were $4.38 billion compared to $4.34 billion for 2002, an increase of 0.8%.

Revenues by segment were as follows:

(In millions)	2003	2002	Increase/ (Decrease)	Percent Change
Wholesale better apparel	$ 1,475.0	$ 1,636.4	$ (161.4)	(9.9%)
Wholesale moderate apparel	1,310.2	1,093.5	216.7	19.8%
Wholesale footwear and accessories	868.3	882.3	(14.0)	(1.6%)
Retail	685.6	700.0	(14.4)	(2.1%)
Licensing and other	36.2	28.7	7.5	26.1%
Total revenues	$ 4,375.3	$ 4,340.9	$ 34.4	0.8%

Wholesale better apparel revenues declined primarily as the result of a decrease in shipments and increased customer allowances of our *Polo Jeans, Lauren* and *Ralph* businesses. Planned decreases in *Jones New York* career and decreased shipments in our *Jones New York Sport* and *Rena Rowan* products were partially offset by increases in our *Nine West, Jones New York Suit* and *Easy Spirit* apparel product lines as well as the product lines added as a result of the Kasper acquisition.

Wholesale moderate apparel revenues increased primarily as a result of the product lines obtained as a result of the Gloria Vanderbilt and l.e.i. acquisitions. Increases were also realized in the *Nine & Company* business during 2003, which were offset by reduced shipments of our *Jones Wear, Energie, Evan-Picone* and *Erika* products.

The wholesale footwear and accessories business was planned conservatively in light of the uncertain retail climate. These planned reductions significantly impacted shipments of our *Nine West* accessories and *Enzo Angiolini* footwear product lines, which were somewhat offset by new product lines, including *ESPRIT* and *Gloria Vanderbilt* in both the footwear and accessories product categories, as well as the growth of our *Bandolino* footwear line and our *Nine West* international business.

Retail revenues decreased primarily due to comparable store sales decreasing approximately 2.3% for footwear and accessories stores and 4.3% for ready-to-wear outlet stores as compared to 2002. The overall decreases were a result of a lack of consumer traffic and the challenging retail environment for most of 2003, although consumer traffic in our footwear stores improved considerably during the fourth fiscal quarter of 2003, and a net reduction of five footwear stores and a consolidation of 12 apparel stores from 2002.

Gross Profit. The gross profit margin decreased to 37.4% in 2003 compared to 38.8% in 2002.

Wholesale better apparel gross profit margins were 38.0% and 41.3% for 2003 and 2002, respectively. The decrease was a result of higher levels of sales through the off-price channel and increased discounts and customer allowances provided to our retail customers in relation to the discontinuance of our *Lauren* business. This decrease was partially offset by improved performance of the *Jones New York* career products at retail, resulting in lower levels of customer allowances, as well as a higher percentage of sales of our product lines to regular customers at full-price and a lower percentage of sales through the off-price channel. Cost of sales for 2003 included $3.4 million related to adjustments required under purchase accounting to write up acquired inventories to market value.

Wholesale moderate apparel gross profit margins were 26.0% and 27.0% for 2003 and 2002, respectively. The margin for the current period was impacted by a higher level of customer allowances as a result of higher promotions at our retail customers, as well as a higher ratio of off-price to full-price sales during the period. Cost of sales for 2002 included $23.1 million related to adjustments required under purchase accounting to write up acquired inventories to market value.

Wholesale footwear and accessories gross profit margins were 33.8% and 32.0% for 2003 and 2002, respectively. The margin increase, which occurred principally in our costume jewelry business, was driven by our inventory liquidation plan in 2002 and an emphasis on maintaining lower inventory levels, which resulted in lower sales through the off-price channel. This increase was partially offset by challenges in our *Nine West* accessories business that resulted in a higher level of customer allowances to maintain the flow of inventory through the retail channel. Margins also decreased in the *Nine West*, *Easy Spirit* and *Bandolino* footwear product lines due to a higher level of customer allowances and a higher percentage of sales through the off-price channel.

Retail gross profit margins were 54.5% and 53.2% for 2003 and 2002, respectively. The increase was primarily the result of improved inventory planning which resulted in a higher percentage of full-price sales and lower promotional activity in our retail stores.

SG&A Expenses. SG&A expenses of $1.06 billion in 2003 represented a decrease of $36.4 million from the $1.09 billion reported for 2002. In 2003, Kasper added $6.7 million to the wholesale better apparel segment, which includes $1.1 million in amortization of acquired customer orders, and $2.7 million to the retail segment. Gloria Vanderbilt and l.e.i. added a total of $28.2 million to the wholesale moderate apparel segment to 2003, which was somewhat offset by a $26.1 million reduction in our private label denim business (a result of restructuring and integrating its operations into l.e.i.). The reorganization of our costume jewelry business also reduced overhead costs by $17.6 million from the prior year. The remaining decline represents tighter cost controls across the wholesale businesses and leveraging the corporate infrastructure across the organization, eliminating duplicative expenses in our new acquisitions. In 2003 we recorded trademark impairments of $4.5 million in the licensing, other and eliminations segment related primarily to the discontinuance of our *Rena Rowan* better product line. The prior period reflected $31.9 million of executive compensation costs and a $24.4 million writedown of *Enzo Angiolini* footwear and costume jewelry trademarks in the licensing, other and eliminations segment.

Operating Income. The resulting operating income for 2003 of $579.8 million decreased 1.8%, or $10.8 million, from the $590.6 million for 2002, due to the factors described above.

Net Interest Expense. Net interest expense was $55.3 million in 2003 compared to $58.1 million in 2002. This was primarily a result of both lower interest rates and lower average borrowings in 2003 as compared to 2002.

Provision for Income Taxes. The effective income tax rate was 37.65% for 2003 and 37.7% for 2002. The difference is primarily the result of an $8.5 million deferred valuation allowance established in 2003 for capital loss carryforwards that will likely expire unused, offset by an $8.7 million reversal of prior year tax accruals as the result of the completion of Internal Revenue Service audits of our federal tax returns through 2000.

Net Income and Earnings Per Share. Net income was $328.6 million in 2003, an increase of $10.1 million from the net income of $318.5 million earned in 2002. Diluted earnings per share for 2003 was $2.48 compared to $2.36 for 2002, on 1.8% fewer shares outstanding.

Liquidity and Capital Resources

Our principal capital requirements have been to fund acquisitions, pay dividends, working capital needs, capital expenditures and repurchases of our common stock on the open market. We have historically relied on internally generated funds, trade credit, bank borrowings and the issuance of notes to finance our operations and expansion. As of December 31, 2004, total cash and cash equivalents were $45.0 million, a decrease of $305.0 million from the $350.0 million reported as of December 31, 2003.

Operating activities provided $461.9 million, $455.0 million and $716.5 million in 2004, 2003 and 2002, respectively.

The change from 2003 to 2004 was primarily due to higher levels of non-cash expenses in 2004 (such as depreciation, amortization and deferred taxes) as compared to the prior year. The level of accounts receivable (net of acquisitions) did not significantly change in 2004 compared to the decrease reported for 2003, due to lower wholesale shipments in some of our moderate businesses, the loss of the Polo Licenses in our Canadian business, and seasonal differences related to our Maxwell acquisition, offset by an increase in our Kasper business. Inventories decreased in 2004 compared to an increase in 2003 due to improved inventory management in several of our moderate businesses along with seasonal differences related to our Maxwell and Barneys acquisitions.

The change from 2002 to 2003 was primarily due to a smaller decrease in accounts receivable in 2003 than in 2002 and a small increase in inventory in 2003 compared to a decrease in 2002. While accounts receivable turns improved in 2003 compared to 2002, the reduction in 2003 was less than in 2002 due primarily to the collection of acquired l.e.i. receivables in 2002. The change in inventory was due to increases required for new product launches (including *Jones New York Signature, Gloria Vanderbilt Career* and *Bandolino* apparel) and planned increases in certain wholesale moderate and accessories businesses, which were offset by improved inventory turns in our wholesale better apparel segment and by reductions resulting from the discontinuance of *Lauren* and *Ralph*.

Investing activities used $629.4 million, $274.5 million and $368.7 million in 2004, 2003 and 2002, respectively. The increase for 2004 from 2003 was primarily due to higher payments for acquisitions related to Maxwell and Barneys. The decrease for 2003 from 2002 was primarily due to lower acquisition-related payments in 2003 than in 2002.

During 2003, we entered into a sale-leaseback agreement for our Virginia warehouse facility. The gross sale price was $25.9 million, which resulted in a net gain of $7.5 million that has been deferred and is being amortized over the 20-year term of the lease agreement (which has been recorded as a capital lease). In connection with this transaction, we repaid $7.4 million of long-term debt related to the Virginia warehouse facility.

Financing activities used $138.1 million in 2004. On February 2, 2004, we redeemed all of our outstanding Zero Coupon Notes at a redemption price (inclusive of issue price plus accrued original issue discount) of $554.41 per $1,000 of principal amount at maturity for a total payment of $446.6 million, which was financed primarily through our Senior Credit Facilities. As a result of this transaction, we recorded an SG&A expense of $8.4 million in 2004, representing the writeoff of unamortized bond discounts and debt issuance costs. The securities carried a 3.5% yield to maturity with a face value of $805.6 million ($1,000 per note) and were convertible into common stock at a conversion rate of 9.8105 shares per note. On June 15, 2004, we redeemed at maturity all our 7.50% Senior Notes due 2004 at par for a total payment of $175.0 million.

In November 2004, we issued $250.0 million of 4.250% Senior Notes due 2009, $250.0 million of 5.125% Senior Notes due 2014 and $250.0 million of 6.125% Senior Notes due 2034. Net proceeds of the offerings were $743.5 million, which were used to fund the acquisition of Barneys, to redeem $102.3 million of Barneys' outstanding 9% Senior Secured Notes due 2008 and to repay amounts then outstanding under our Senior Credit Facilities. In connection with the 4.250% Senior Notes due 2009 and the 5.125% Senior Notes due 2014, we had entered into two interest rate lock agreements which were terminated upon the issuance of the notes. These terminations resulted in a gain of $0.2 million, which is being amortized as a reduction of interest expense over the term of the related notes.

Financing activities used $114.7 million in 2003. The primary uses of cash were to repurchase our common stock and pay dividends to our common shareholders.

Financing activities used $141.1 million in 2002, primarily to refinance $43.7 million and $83.2 million of debt assumed as part of the acquisitions of Gloria Vanderbilt and l.e.i., respectively, and to repurchase our common stock. In addition, we redeemed the remaining $0.1 million of Nine West Group's 9% Senior

Subordinated Notes Due 2007 in September 2002 at 104.5% of par. These uses of funds were partially offset by $118.4 million in proceeds from the issuance of common stock to our employees exercising stock options.

We repurchased $194.9 million, $108.7 million and $129.2 million of our common stock on the open market during 2004, 2003 and 2002, respectively. As of December 31, 2004, a total of $858.6 million had been expended under announced programs to acquire up to $1.0 billion of such shares. We may make additional share repurchases in the future depending on, among other things, market conditions and our financial condition. Proceeds from the issuance of common stock to our employees exercising stock options amounted to $35.5 million, $20.5 million and $118.4 million in 2004, 2003 and 2002, respectively.

At December 31, 2004, we had credit agreements with several lending institutions to borrow an aggregate principal amount of up to $1.5 billion under Senior Credit Facilities. These facilities, of which the entire amount is available for letters of credit or cash borrowings, provide for a $500.0 million three-year revolving credit facility (which was reduced from $700.0 million in June 2004 and expires in June 2006) and a $1.0 billion five-year revolving credit facility (which replaced a similar $700.0 million five-year revolving credit facility in June 2004). At December 31, 2004, $69.2 million in cash borrowings was outstanding under the three-year revolving credit facility and $367.8 million in outstanding letters of credit was outstanding under our five-year revolving credit facility. Borrowings under the Senior Credit Facilities may also be used for working capital and other general corporate purposes, including permitted acquisitions and stock repurchases. The Senior Credit Facilities are unsecured and require us to satisfy both a coverage ratio of earnings before interest, taxes, depreciation, amortization and rent to interest expense plus rents and a net worth maintenance covenant, as well as other restrictions, including (subject to exceptions) limitations on our ability to incur additional indebtedness, prepay subordinated indebtedness, make acquisitions, enter into mergers and pay dividends.

In addition to these committed facilities, we have unsecured uncommitted lines of credit for the purpose of issuing letters of credit and bankers' acceptances for Kasper and Maxwell. As of December 31, 2004, $27.9 million in letters of credit were outstanding under these lines of credit.

At December 31, 2004, we also had a C$15.0 million unsecured line of credit in Canada, under which no amounts were outstanding.

Our credit ratings of BBB from Standard & Poor's and Baa2 from Moody's contribute to our ability to successfully access global capital markets. Each rating is considered investment grade. While we have maintained these ratings since our first public debt offering in 1998, Moody's has recently revised our rating outlook to negative as a result of the Barneys acquisition. Any downgrade of our debt rating by Moody's could increase the interest rates charged under our Senior Credit Facilities and could impact our ability to access capital markets in the future.

In December 2001 and August 2002, we entered into transactions relating to the short sale of $157.9 million and $190.5 million, respectively, of U. S. Treasury securities. These transactions were intended to address interest rate exposure and generate capital gains that could be used to offset previously incurred capital losses. These transactions closed in August 2002 and May 2003, respectively. There are no present intentions to enter into any further transactions. See "Short Term Bond Transactions" in Notes to Consolidated Financial Statements.

We recorded minimum pension liability adjustments of $2.6 million, $3.1 million and $10.8 million in 2004, 2003 and 2002, respectively, to other comprehensive income resulting from the lowering of the discount rate from 6.1% to 5.8% in 2004 and from 6.5% to 6.1% in 2003 and both the negative returns on our investments and the lowering of the anticipated rate of future returns from 9.0% to 8.0% in 2002. Our plans are currently underfunded by a total of $14.8 million. As the benefits under our defined benefit plans are frozen with respect to service credits, the effects on future pension expense are not anticipated to be material to our results of operations or to our liquidity.

On December 20, 2004, we completed the acquisition of Barneys. The aggregate cash purchase price was $294.5 million (of which $3.1 million was paid in January 2005), which included $19.00 for each outstanding share of Barneys (for a total of $264.5 million) and $26.7 million related to Barneys' employee stock options, preferred stock and stock warrants. We also assumed approximately $106.0 million of Barneys funded debt, $102.2 million of which we subsequently refinanced.

On July 8, 2004, we completed the acquisition of Maxwell. The aggregate cash purchase price was $377.1 million, which included $23.25 for each outstanding share of Maxwell common stock (for a total of $345.8 million) and $24.1 million related to Maxwell's employee stock options.

On December 1, 2003, we completed the acquisition of Kasper. The aggregate cash purchase price was $259.5 million, of which $37.8 million was paid in the first fiscal quarter of 2004.

On August 16, 2002, we completed the acquisition of l.e.i. The aggregate purchase price was approximately $309.7 million, which included payments to the selling shareholders of $272.5 million in cash and the issuance of approximately 1.0 million shares of our common stock. We also assumed approximately $84.0 million of l.e.i.'s funded debt and accrued interest, $83.2 million of which we subsequently refinanced. Pursuant to the Amended Acquisition Agreement, the selling shareholders were entitled to a $2.2 million payment as additional consideration, which was made in 2003.

On April 8, 2002, we completed the acquisition of Gloria Vanderbilt. The aggregate purchase price was approximately $100.9 million, which included payments to the selling shareholders of $80.9 million in cash and the issuance of approximately 0.6 million shares of our common stock. We also assumed approximately $43.7 million of Gloria Vanderbilt's funded debt and accrued interest, which we subsequently refinanced. The terms of the acquisition agreement for Gloria Vanderbilt required us to pay the former Gloria Vanderbilt shareholders additional consideration of $4.50 for each $1.00 of Gloria Vanderbilt's earnings before interest and taxes (as defined in the stock purchase agreement) that exceeded certain targeted levels for the 12 months following the completion of the acquisition, up to a maximum of $54.0 million. The maximum additional consideration was paid in cash on July 7, 2003 and was recorded first as a reduction of the liability resulting from the fair value of assets acquired exceeding the purchase price, with the remaining balance being recorded as goodwill.

On February 16, 2005, we announced that the Board of Directors had declared a quarterly cash dividend of $0.10 per share to all common stockholders of record as of March 2, 2005 for payment on March 11, 2005.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements within the meaning of SEC Regulation S-K Item 303(a)(4).

Contractual Obligations and Contingent Liabilities and Commitments

The following is a summary of our significant contractual obligations for the periods indicated that existed as of December 31, 2004, and, except for purchase obligations and other long-term liabilities, is based on information appearing in the Notes to Consolidated Financial Statements (amounts in millions).

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-term debt	$ 1,108.4	$ 129.6	$ 225.0	$ 253.8	$ 500.0
Interest on long-term debt	669.5	63.6	86.3	76.3	443.3
Capital lease obligations	69.1	7.2	10.5	10.3	41.1
Operating lease obligations (1)	910.6	139.3	233.4	168.1	369.8
Purchase obligations (2)	1,298.3	1,279.5	18.8	-	-
Minimum royalty payments (3)	48.3	8.6	17.7	14.8	7.2
Other long-term liabilities	61.4	11.6	4.9	4.2	40.7
Total contractual obligations	$ 4,165.6	$ 1,639.4	$ 596.6	$ 527.5	$ 1,402.1

(1) Future rental commitments for leases have not been reduced by minimum non-cancelable sublease rentals aggregating $40.8 million.

(2) Includes outstanding letters of credit of $395.7 million, which primarily represent inventory purchase commitments which typically mature in two to six months.

(3) Under exclusive licenses to manufacture certain items under trademarks not owned by us pursuant to various license and design service agreements, we are obligated to pay the licensors a percentage of our net sales of these licensed products, subject to minimum scheduled royalty and advertising payments.

We have two joint ventures with HCL Technologies Limited to provide us with computer consulting, programming and associated support services. As of December 31, 2004, we have committed to purchase $10.5 million in services from these joint venture companies through June 30, 2007.

We also have a joint venture with Sutton Developments Pty. Ltd. ("Sutton") to operate retail locations in Australia. We have unconditionally guaranteed up to $7.0 million of borrowings under the joint venture's uncommitted credit facility and up to $0.4 million of presettlement risk associated with foreign exchange transactions. Sutton is required to reimburse us for 50% of any payments made under these guarantees. At December 31, 2004, the outstanding balance subject to these guarantees was approximately $0.8 million.

We occupy warehouse and office facilities leased from the City of Lawrenceburg, Tennessee. Two ten-year net leases run until July 2005 and May 2006, respectively, and require minimum annual rent payments of $0.5 million each plus accrued interest. In connection with these leases, we guaranteed $10.0 million of Industrial Development Bonds issued in order to construct the facilities, $1.0 million of which remained unpaid as of December 31, 2004. We obtain title to these facilities upon expiration of the leases.

We believe that funds generated by operations, proceeds from the issuance of notes, the Senior Credit Facilities and the Kasper, Maxwell and Canadian lines of credit will provide the financial resources sufficient to meet our foreseeable working capital, dividend, capital expenditure and stock repurchase requirements and fund our contractual obligations and our contingent liabilities and commitments.

New Accounting Standards

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) by requiring these items to be recognized as current-period charges. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted. The adoption of SFAS No. 151 will have no impact on our results of operations or our financial position.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Monetary Assets," which addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier application permitted. The adoption of SFAS No. 153 will have no impact on our results of operations or our financial position.

In December 2004, the FASB issued a revision of SFAS No. 123, "Statement of Financial Accounting Standards No. 123 (revised 2004)," which requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. This Statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The adoption of SFAS No. 123 (revised 2004) will not have a material effect on our results of operations or our financial position.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Sensitive Instruments

The market risk inherent in our financial instruments represents the potential loss in fair value, earnings or cash flows arising from adverse changes in interest rates or foreign currency exchange rates. We manage this exposure through regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. Our policy allows the use of derivative financial instruments for identifiable market risk exposures, including interest rate and foreign currency fluctuations. We do not enter into derivative financial contracts for trading or other speculative purposes. The following quantitative disclosures were derived using quoted market prices, yields and theoretical pricing models obtained through independent pricing sources for the same or similar types of financial instruments, taking into consideration the underlying terms, such as the coupon rate, term to maturity and imbedded call options. Certain items such as lease contracts, insurance contracts, and obligations for pension and other post-retirement benefits were not included in the analysis.

Interest Rates

Our primary interest rate exposures relate to our fixed and variable rate debt. The potential decrease in fair value of our fixed rate long-term debt instruments resulting from a hypothetical 10% adverse change in interest rates was approximately $101.8 million at December 31, 2004.

The primary interest rate exposures on floating rate financing arrangements are with respect to United States and Canadian short-term rates. We had approximately $1.5 billion in variable rate financing arrangements at December 31, 2004. As of December 31, 2004, a hypothetical immediate 10% adverse change in interest rates, as they relate to the cash borrowings then outstanding under our variable rate financial instruments, would have a $0.4 million unfavorable impact over a one-year period on our earnings and cash flows.

Foreign Currency Exchange Rates

We are exposed to market risk related to changes in foreign currency exchange rates. We have assets and liabilities denominated in certain foreign currencies and purchase products from foreign suppliers who require payment in funds other than the U.S. Dollar. At December 31, 2004, we had outstanding foreign exchange contracts to exchange Canadian Dollars for a total of US$12.0 million at a weighted-average exchange rate of 1.2291 through June 2005, US $24.7 million for Euros at a weighted-average exchange rate of 1.3683 through December 2005 and US $1.6 million for British Pounds at a weighted-average exchange rate of 1.9138 through October 2005. We believe that these financial instruments should not subject us to undue risk due to foreign exchange movements because gains and losses on these contracts should offset losses and gains on the assets, liabilities, and transactions being hedged. We are exposed to credit-related losses if the counterparty to a financial instrument fails to perform its obligation. However, we do not expect the counterparties, which presently have high credit ratings, to fail to meet their obligations.

For further information see "Derivatives" and "Financial Instruments" in the Notes to Consolidated Financial Statements.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Jones Apparel Group, Inc.
Bristol, Pennsylvania

We have audited the accompanying consolidated balance sheets of Jones Apparel Group, Inc. and Subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jones Apparel Group, Inc. and Subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Jones Apparel Group, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 11, 2005 expressed an unqualified opinion thereon.

BDO Seidman, LLP

New York, New York
February 11, 2005

Jones Apparel Group, Inc.
Consolidated Balance Sheets
(All amounts in millions except per share data)

December 31,	2004	2003
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 45.0	$ 350.0
Accounts receivable	448.3	385.8
Inventories	664.2	590.6
Deferred taxes	68.2	80.6
Prepaid expenses and other current assets	70.5	48.9
TOTAL CURRENT ASSETS	1,296.2	1,455.9
PROPERTY, PLANT AND EQUIPMENT, at cost, less accumulated depreciation and amortization	303.6	268.4
GOODWILL	2,125.0	1,646.9
OTHER INTANGIBLES, at cost, less accumulated amortization	768.2	767.5
OTHER ASSETS	57.8	49.0
	$ 4,550.8	$ 4,187.7
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term borrowings	$ 69.2	$ -
Current portion of long-term debt and capital lease obligations	134.0	180.8
Accounts payable	259.3	244.6
Income taxes payable	23.7	14.7
Payments due relating to Kasper acquisition	-	37.6
Accrued employee compensation and benefits	51.3	36.6
Accrued expenses and other current liabilities	146.4	114.7
TOTAL CURRENT LIABILITIES	683.9	629.0
NONCURRENT LIABILITIES:		
Long-term debt	977.0	791.4
Obligations under capital leases	39.6	43.7
Deferred taxes	135.0	130.1
Other	61.4	55.7
TOTAL NONCURRENT LIABILITIES	1,213.0	1,020.9
TOTAL LIABILITIES	1,896.9	1,649.9
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY:		
Preferred stock, $.01 par value - shares authorized 1.0; none issued	-	-
Common stock, $.01 par value - shares authorized 200.0; issued 150.1 and 148.6	1.5	1.5
Additional paid-in capital	1,236.4	1,179.4
Retained earnings	2,204.2	1,947.2
Accumulated other comprehensive income	0.8	3.8
	3,442.9	3,131.9
Less treasury stock, 27.9 and 22.4 shares, at cost	(789.0)	(594.1)
TOTAL STOCKHOLDERS' EQUITY	2,653.9	2,537.8
	$ 4,550.8	$ 4,187.7

See accompanying notes to consolidated financial statements

Jones Apparel Group, Inc.
Consolidated Statements of Income
(All amounts in millions except per share data)

Year Ended December 31,	2004	2003	2002
Net sales	$ 4,592.6	$ 4,339.1	$ 4,312.2
Licensing income (net)	57.1	36.2	28.7
Total revenues	4,649.7	4,375.3	4,340.9
Cost of goods sold	2,944.4	2,738.6	2,657.0
Gross profit	1,705.3	1,636.7	1,683.9
Selling, general and administrative expenses	1,176.9	1,056.9	1,093.3
Operating income	528.4	579.8	590.6
Interest income	1.9	3.5	4.6
Interest expense and financing costs	51.2	58.8	62.7
Equity in earnings of unconsolidated affiliates	3.8	2.5	1.0
Income before provision for income taxes	482.9	527.0	533.5
Provision for income taxes	181.1	198.4	201.2
Income before cumulative effect of change in accounting principle	301.8	328.6	332.3
Cumulative effect of change in accounting for intangible assets, net of tax	-	-	13.8
Net income	$ 301.8	$ 328.6	$ 318.5
Earnings per share			
Basic			
Income before cumulative effect of change in accounting principle	$2.44	$2.58	$2.59
Cumulative effect of change in accounting for intangible assets	-	-	0.11
Basic earnings per share	$2.44	$2.58	$2.48
Diluted			
Income before cumulative effect of change in accounting principle	$2.39	$2.48	$2.46
Cumulative effect of change in accounting for intangible assets	-	-	0.10
Diluted earnings per share	$2.39	$2.48	$2.36
Weighted average common shares outstanding			
Basic	123.6	127.3	128.2
Diluted	126.5	136.5	139.0
Dividends declared per share	$0.36	$0.16	-

See accompanying notes to consolidated financial statements

Jones Apparel Group, Inc.
Consolidated Statements of Stockholders' Equity
(All amounts in millions except per share data)

	Number of common shares outstanding	Total stock-holders' equity	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock
Balance, January 1, 2002	125.7	$ 1,905.4	$ 1.4	$ 974.3	$ 1,320.3	$ 0.5	$ (391.1)
Year ended December 31, 2002:							
Comprehensive income:							
Net income	-	318.5	-	-	318.5	-	-
Minimum pension liability adjustment, net of $4.1 tax	-	(6.7)	-	-	-	(6.7)	-
Gain on termination of interest rate hedges, net of $8.2 tax	-	13.4	-	-	-	13.4	-
Change in fair value of cash flow hedges, net of $0.4 tax	-	(0.5)	-	-	-	(0.5)	-
Reclassification adjustment for hedge gains and losses included in net income, net of $1.4 tax	-	(2.1)	-	-	-	(2.1)	-
Foreign currency translation adjustments	-	0.2	-	-	-	0.2	-
Total comprehensive income		322.8					
Issuance of restricted stock to employees	0.3	-	-	-	-	-	-
Treasury stock reissued for acquisition of Gloria Vanderbilt	0.6	20.0	-	10.1	-	-	9.9
Treasury stock reissued for acquisition of l.e.i.	1.0	36.3	-	11.3	-	-	25.0
Amortization expense in connection with employee stock options and restricted stock	-	12.9	-	12.9	-	-	-
Exercise of employee stock options	4.8	118.4	0.1	118.3	-	-	-
Tax benefit derived from exercise of employee stock options	-	16.9	-	16.9	-	-	-
Treasury stock acquired	(4.0)	(129.2)	-	-	-	-	(129.2)
Balance, December 31, 2002	128.4	2,303.5	1.5	1,143.8	1,638.8	4.8	(485.4)
Year ended December 31, 2003:							
Comprehensive income:							
Net income	-	328.6	-	-	328.6	-	-
Minimum pension liability adjustment, net of $1.1 tax	-	(2.0)	-	-	-	(2.0)	-
Change in fair value of cash flow hedges, net of $1.0 tax	-	(1.4)	-	-	-	(1.4)	-
Reclassification adjustment for hedge gains and losses included in net income, net of $2.0 tax	-	(3.6)	-	-	-	(3.6)	-
Foreign currency translation adjustments	-	6.0	-	-	-	6.0	-
Total comprehensive income		327.6					
Issuance of restricted stock to employees, net of forfeitures	0.6	-	-	-	-	-	-
Amortization expense in connection with employee stock options and restricted stock	-	12.2	-	12.2	-	-	-
Exercise of employee stock options	0.9	20.5	-	20.5	-	-	-
Tax benefit derived from exercise of employee stock options	-	2.9	-	2.9	-	-	-
Dividends on common stock ($0.16 per share)	-	(20.2)	-	-	(20.2)	-	-
Treasury stock acquired	(3.7)	(108.7)	-	-	-	-	(108.7)
Balance, December 31, 2003	126.2	2,537.8	1.5	1,179.4	1,947.2	3.8	(594.1)
Year ended December 31, 2004:							
Comprehensive income:							
Net income	-	301.8	-	-	301.8	-	-
Minimum pension liability adjustment, net of $1.0 tax	-	(1.6)	-	-	-	(1.6)	-
Change in fair value of cash flow hedges	-	(0.1)	-	-	-	(0.1)	-
Reclassification adjustment for hedge gains and losses included in net income, net of $6.9 tax	-	(4.3)	-	-	-	(4.3)	-
Foreign currency translation adjustments	-	3.0	-	-	-	3.0	-
Total comprehensive income		298.8					
Issuance of restricted stock to employees, net of forfeitures	0.1	-	-	-	-	-	-
Amortization expense in connection with employee stock options and restricted stock	-	16.5	-	16.5	-	-	-
Exercise of employee stock options	1.4	35.5	-	35.5	-	-	-
Tax benefit derived from exercise of employee stock options	-	5.0	-	5.0	-	-	-
Dividends on common stock ($0.36 per share)	-	(44.8)	-	-	(44.8)	-	-
Treasury stock acquired	(5.5)	(194.9)	-	-	-	-	(194.9)
Balance, December 31, 2004	122.2	$ 2,653.9	$ 1.5	$ 1,236.4	$ 2,204.2	$ 0.8	$ (789.0)

See accompanying notes to consolidated financial statements

Jones Apparel Group, Inc.
Consolidated Statements of Cash Flows
(All amounts in millions)

Year Ended December 31,	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 301.8	$ 328.6	$ 318.5
Adjustments to reconcile net income to net cash provided by operating activities, net of acquisitions:			
Cumulative effect of change in accounting principle	-	-	13.8
Amortization of original issue discount	1.3	15.2	14.7
Trademark impairment losses	0.2	4.5	24.4
Depreciation and other amortization	107.7	84.3	74.1
Provision for losses on accounts receivable	(0.8)	(0.6)	3.6
Deferred taxes	52.8	47.1	2.6
Gain on short sale of U. S. Treasury securities	-	(6.6)	(14.8)
Loss on repurchase of Zero Coupon Convertible Senior Notes	8.4	-	-
Other	2.0	(2.2)	3.1
Changes in operating assets and liabilities:			
Accounts receivable	7.0	61.2	117.2
Inventories	34.8	(7.0)	122.9
Prepaid expenses and other current assets	(10.5)	(10.8)	20.7
Other assets	(2.6)	21.4	21.4
Accounts payable	(14.7)	(17.5)	(1.6)
Taxes payable	22.9	(13.4)	37.4
Accrued expenses and other liabilities	(48.4)	(49.2)	(41.5)
Total adjustments	160.1	126.4	398.0
Net cash provided by operating activities	461.9	455.0	716.5
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition of Maxwell, net of cash acquired	(273.5)	-	-
Acquisition of Barneys, net of cash acquired	(261.9)	-	-
Acquisition of Kasper, net of cash acquired	(37.9)	(198.2)	-
Acquisition of Gloria Vanderbilt, net of cash acquired	-	(54.0)	(80.9)
Acquisition of l.e.i., net of cash acquired	-	(2.4)	(251.8)
Additional consideration relating to Victoria acquisition	-	-	(2.0)
Capital expenditures	(56.6)	(53.3)	(52.6)
Net proceeds from sale of U. S. Treasury securities	-	12.3	9.2
Acquisition of intangibles	(1.2)	(6.0)	(2.9)
Repayments of loans to officers	-	-	2.0
Proceeds from sales of property, plant and equipment	1.7	26.9	10.4
Other	-	0.2	(0.1)
Net cash used in investing activities	(629.4)	(274.5)	(368.7)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Issuance of 4.25% Senior Notes, net of discount and issuance costs	248.1	-	-
Issuance of 5.125% Senior Notes, net of discount and issuance costs	248.1	-	-
Issuance of 6.125% Senior Notes, net of discount and issuance costs	247.3	-	-
Redemption of Zero Coupon Convertible Senior Notes	(446.6)	-	-
Redemption at maturity of 7.50% Senior Notes	(175.0)	-	-
Redemption of Barneys 9% Senior Secured Notes, including premiums and fees	(112.7)	-	-
Net borrowing (payments) under credit facilities	69.2	-	(0.8)
Repurchase of Nine West Group Senior Notes	-	-	(0.1)
Refinancing of acquired debt	-	-	(126.9)
Purchases of treasury stock	(201.5)	(102.1)	(129.2)
Proceeds from exercise of employee stock options	35.5	20.5	118.4
Dividends paid	(44.8)	(20.2)	-
Proceeds from termination of interest rate hedges	0.2	-	21.6
Repayment of long-term debt	-	(7.4)	(11.2)
Principal payments on capital leases	(5.9)	(5.5)	(12.9)
Net cash used in financing activities	(138.1)	(114.7)	(141.1)
EFFECT OF EXCHANGE RATES ON CASH	0.6	0.9	0.1
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(305.0)	66.7	206.8
CASH AND CASH EQUIVALENTS, BEGINNING	350.0	283.3	76.5
CASH AND CASH EQUIVALENTS, ENDING	$ 45.0	$ 350.0	$ 283.3

See accompanying notes to consolidated financial statements

SUMMARY OF ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Jones Apparel Group, Inc. and our wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. The results of operations of acquired companies are included in our operating results from the respective dates of acquisition.

We design, contract for the manufacture of, manufacture and market a broad range of women's collection sportswear, suits and dresses, casual sportswear and jeanswear for men, women and children, and women's footwear and accessories. We sell our products through a broad array of distribution channels, including better specialty and department stores and mass merchandisers, primarily in the United States and Canada. We also operate our own network of luxury, retail and factory outlet stores. In addition, we license the use of several of our brand names to select manufacturers and distributors of women's and men's apparel and accessories worldwide.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Credit Risk

Financial instruments which potentially subject us to concentration of credit risk consist principally of temporary cash investments and accounts receivable. We place our cash and cash equivalents in investment-grade, short-term debt instruments with high quality financial institutions and the U.S. Government and, by policy, limit the amount of credit exposure in any one financial instrument. We perform ongoing credit evaluations of our customers' financial condition and, generally, require no collateral from our customers. The allowance for non-collection of accounts receivable is based upon the expected collectibility of all accounts receivable.

We also provide credit to certain retail customers through an in-house *Barneys New York* credit card program. We perform ongoing credit reviews of our credit card accounts. Accounts are generally written off automatically after 180 days have passed without receipt of a full scheduled monthly payment and are written off sooner in the event of bankruptcy or other factors that make collection seem unlikely. We estimate an allowance for uncollectibility using a model that considers the current aging of the accounts, historical write-off and recovery rates and other portfolio data. Concentration of credit risk is limited because of the large number of credit card accounts.

Derivative Financial Instruments

Our primary objectives for holding derivative financial instruments are to manage foreign currency and interest rate risks. We do not use financial instruments for trading or other speculative purposes. We have historically used derivative financial instruments to hedge both the fair value of recognized assets or liabilities (a "fair value" hedge) and the variability of anticipated cash flows of a forecasted transaction (a "cash flow" hedge). Our strategies related to derivative financial instruments have been:

- the use of foreign currency forward contracts to hedge a portion of anticipated future short-term inventory purchases to offset the effects of changes in foreign currency exchange rates (primarily between the U.S. Dollar and the Canadian Dollar, the Euro and the British Pound);
- the use of interest rate swaps to effectively convert a portion of our outstanding fixed-rate debt to variable-rate debt to take advantage of lower interest rates; and
- the use of treasury rate locks to fix forward the treasury rate component of a portion of our November 2004 debt offering that was priced based on the prevailing applicable treasury rate and credit spread at the time the debt offering was finalized.

The derivatives we use in our risk management strategies are highly effective hedges because all the critical terms of the derivative instruments match those of the hedged item. On the date the derivative contract is entered into, we designate the derivative as either a fair value hedge or a cash flow hedge. Changes in derivative fair values that are designated as fair value hedges are recognized in earnings as offsets to the changes in fair value of the related hedged assets and liabilities. Changes in derivative fair values that are designated as cash flow hedges are deferred and recorded as a component of accumulated other comprehensive income until the associated hedged transactions impact the income statement, at which time the deferred gains and losses are reclassified to either cost of sales for inventory purchases or to SG&A expenses for all other items. Any ineffective portion of a hedging derivative's change in fair value will be immediately recognized in SG&A expenses. Differentials to be paid or received under interest rate contracts are recognized in income over the life of the contracts as adjustments to interest expense. Gains or losses generated from the early termination of interest rate contracts and treasury locks are amortized to earnings over the remaining terms of the contracts as adjustments to interest expense. The fair values of the derivatives are reported as other current assets or accrued expenses and other current liabilities, as appropriate.

Accounts Receivable

Accounts receivable are reported at amounts we expect to be collected, net of trade discounts and deductions for co-op advertising normally taken by our customers, allowances we provide to our retail customers to effectively flow goods through the retail channels, an allowance for non-collection due to the financial position of our customers and credit card accounts, and an allowance for estimated sales returns.

Inventories

Inventories are valued at the lower of cost or market. Approximately 50%, 37% and 13% of inventories were determined by using the FIFO (first in, first out), weighted average cost and retail methods of valuation, respectively, as of December 31, 2004 and approximately 58%, 40% and 2% of inventories were determined by using the FIFO, weighted average cost and retail methods of valuation, respectively, as of December 31, 2003. We make provisions for obsolete or slow moving inventories as necessary to properly reflect inventory value.

Property, Plant, Equipment and Depreciation and Amortization

Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter. Property under capital leases is amortized over the lives of the respective leases or the estimated useful lives of the assets.

Operating Leases

Total rent payments under operating leases that include scheduled payment increases and rent holidays are amortized on a straight-line basis over the term of the lease. Rent expense on our buildings and retail stores is classified as an SG&A expense and, for certain stores, includes contingent rents that are based on a percentage of retail sales over stated levels. Landlord allowances are amortized by the straight-line method over the original term of the lease as a reduction of rent expense.

Goodwill and Other Intangibles

Goodwill represents the excess of purchase price over the fair value of net assets acquired in business combinations accounted for under the purchase method of accounting. Goodwill recorded in connection with acquisitions had been amortized using the straight-line method over 30 years prior to December 31, 2001. Other intangibles with determinable lives, including license agreements, are amortized on a straight-line basis over the estimated useful lives of the assets. Other intangible assets without determinable lives, such as trademarks, had been amortized using the straight-line method over periods primarily ranging from 15 to 30 years prior to December 31, 2001. SFAS No. 142, "Goodwill and Other Intangible Assets," changed the accounting for goodwill and other intangible assets without determinable lives from an amortization method to an impairment-only approach and, accordingly, we annually test goodwill and other intangibles without determinable lives for impairment through the use of independent third-party appraisals.

Foreign Currency Translation

The financial statements of foreign subsidiaries are translated into U.S. dollars in accordance with SFAS No. 52, "Foreign Currency Translation." Where the functional currency of a foreign subsidiary is its local currency, balance sheet accounts are translated at the current exchange rate and income statement items are translated at the average exchange rate for the period. Gains and losses resulting from translation are accumulated in a separate component of stockholders' equity. Where the local currency of a foreign subsidiary is not its functional currency, financial statements are translated at either current or historical exchange rates, as appropriate. These adjustments, along with gains and losses on currency transactions, are reflected in the consolidated statements of income. Net foreign currency gains (losses) reflected in the consolidated statements of income were $(1.9) million, $1.3 million and $(0.6) million in 2004, 2003 and 2002, respectively.

Defined Benefit Plans

Our funding policy is to make the minimum annual contributions required by applicable regulations.

Treasury Stock

Treasury stock is recorded at net acquisition cost. Gains and losses on disposition are recorded as increases or decreases to additional paid-in capital with losses in excess of previously recorded gains charged directly to retained earnings.

Revenue Recognition

Wholesale apparel and footwear and accessories sales are recognized either when products are shipped or, in certain situations, upon acceptance by the customer. Retail sales are recorded at the time of register receipt. Allowances for estimated returns are provided when sales are recorded.

Shipping and Handling Costs

Shipping and handling costs billed to customers are recorded as revenue. Freight costs associated with shipping goods to customers are recorded as a cost of sales.

Advertising Expense

We record national advertising campaign costs as an expense when the advertising takes place and we expense advertising production costs as incurred, net of reimbursements for cooperative advertising. Advertising costs associated with our cooperative advertising programs are accrued as the related revenues are recognized. Net advertising expense was $77.6 million, $74.2 million and $75.4 million in 2004, 2003 and 2002, respectively.

Income Taxes

We use the asset and liability method of accounting for income taxes. Current tax assets and liabilities are recognized for the estimated Federal, foreign, state and local income taxes payable or refundable on the tax returns for the current year. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred income tax provisions are based on the changes to the respective assets and liabilities from period to period. Valuation allowances are recorded to reduce deferred tax assets when uncertainty regarding their realizability exists.

Earnings per Share

Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options and the conversion of any convertible bonds. The difference between reported basic and diluted weighted-average common shares results from the assumption that all dilutive stock options outstanding were exercised and all convertible bonds have been converted into common stock.

The following options to purchase shares of common stock were outstanding during a portion of each year but were not included in the computation of diluted earnings per share because the exercise prices of the options were greater than the average market price of the common shares and, therefore, would be antidilutive.

	2004	2003	2002
Number of options (in millions)	3.9	10.4	3.2
Weighted average exercise price	$37.44	$32.88	$38.97

Stock Options

Effective January 1, 2003, we adopted the fair value method of accounting for employee stock options for all options granted after December 31, 2002 pursuant to the guidelines contained in SFAS No. 123, "Accounting for Stock-Based Compensation" using the "prospective method" set forth in SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." Under this approach, the fair value of the option on the date of grant (as determined by the Black-Scholes option pricing model) is amortized to compensation expense over the option's vesting period. Since the expense to be recorded is dependent on both the timing and the number of options to be granted, we cannot estimate the effect on future results of operations at this time. Prior to January 1, 2003, pursuant to a provision in SFAS No. 123 we had elected to continue using the intrinsic-value method of accounting for stock options granted to employees in accordance with Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost for stock options had been measured as the excess, if any, of the quoted market price of our stock at the date of the grant over the amount the employee must pay to acquire the stock. Under this approach, we had only recognized compensation expense for stock-based awards to employees for options granted at below-market prices. The adoption of the fair value method did not have a material effect on our results of operations.

Had we elected to adopt the fair value approach of SFAS No. 123 upon its effective date, our net income would have decreased accordingly. Both the stock-based employee compensation cost included in the determination of net income as reported and the stock-based employee compensation cost that would have been included in the determination of net income if the fair value based method had been applied to all awards, as well as the resulting pro forma net income and earnings per share using the fair value approach, are presented in the following table. These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years. For further information, see "Stock Options and Restricted Stock."

Year Ended December 31,	2004	2003	2002
(In millions except per share data)			
Net income - as reported	$ 301.8	$ 328.6	$ 318.5
Add: stock-based employee compensation cost, net of related tax effects, included in the determination of net income as reported	10.3	7.5	8.0
Deduct: stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income if the fair value-based method had been applied to all awards	(16.9)	(19.5)	(37.7)
Net income - pro forma	$ 295.2	$ 316.6	$ 288.8
Basic earnings per share			
As reported	$2.44	$2.58	$2.48
Pro forma	$2.39	$2.49	$2.25
Diluted earnings per share			
As reported	$2.39	$2.48	$2.36
Pro forma	$2.34	$2.39	$2.14

Restricted Stock

Compensation cost for restricted stock is measured as the excess, if any, of the quoted market price of our stock at the date the common stock is issued over the amount the employee must pay to acquire the stock. The compensation cost is recognized over the period between the issue date and the date any restrictions lapse.

Long-Lived Assets

We review certain long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In that regard, we assess the recoverability of such assets based upon estimated non-discounted cash flow forecasts. If an asset impairment is identified, the asset is written down to fair value based on discounted cash flow or other fair value measures.

Cash Equivalents

We consider all highly liquid short-term investments to be cash equivalents.

Presentation of Prior Year Data

Certain reclassifications have been made to conform prior year data with the current presentation.

New Accounting Standards

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs," which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) by requiring these items to be recognized as current-period charges. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted. The adoption of SFAS No. 151 will have no impact on our results of operations or our financial position.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Monetary Assets," which addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier application permitted. The adoption of SFAS No. 153 will have no impact on our results of operations or our financial position.

In December 2004, the FASB issued a revision of SFAS No. 123, "Statement of Financial Accounting Standards No. 123 (revised 2004)," which requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This Statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans. This Statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. The adoption of SFAS No. 123 (revised 2004) will not have a material effect on our results of operations or our financial position.

ACCOUNTS RECEIVABLE AND SIGNIFICANT CUSTOMERS

Accounts receivable consist of the following:

December 31,	2004	2003
(In millions)		
Trade accounts receivable	$ 458.3	$ 424.1
Credit card receivable	36.2	-
Allowances for doubtful accounts, returns, discounts and co-op advertising	(46.2)	(38.3)
	$ 448.3	$ 385.8

A significant portion of our sales are to retailers throughout the United States and Canada. We have two significant customers in our wholesale apparel and wholesale footwear and accessories operating segments.

Sales to department stores owned by The May Department Stores Company accounted for 14%, 12% and 14% of consolidated total revenues for the years ended December 31, 2004, 2003 and 2002, respectively. Sales to department stores owned by Federated Department Stores, Inc. accounted for 12%, 13% and 14% of consolidated total revenues for the years ended December 31, 2004, 2003 and 2002, respectively. May and Federated accounted for approximately 18% of accounts receivable at December 31, 2004.

ACQUISITIONS

On July 8, 2004, we acquired all the outstanding shares of Maxwell. Maxwell designs and markets casual and dress footwear for women and children under multiple brand names, each of which is targeted to a distinct segment of the footwear market. Maxwell markets its products nationwide to national chains, department stores and specialty retailers. Maxwell offers footwear for women in the moderately priced market segment under the *Mootsies Tootsies, Sam & Libby* and *Dockers Women* brands, in the better market segment under the *AK Anne Klein* and *Circa Joan & David* brands and in the bridge segment under the *Joan and David* and *Albert Nipon* brands. Maxwell also sells moderately priced children's footwear under both the *Mootsies Tootsies* and *Sam & Libby* brands and licenses the *J. G. Hook* trademark from J. G. Hook, Inc. to source and develop private label products for retailers who require brand identification. Maxwell operates in the wholesale footwear and accessories segment.

The acquisition of Maxwell is intended to provide further diversification in our footwear business and strengthen our positions in both the moderate and children's distribution channels. We also expect to benefit from the cross-branding opportunities that exist with our other lines of business.

The aggregate purchase price was $377.1 million, which included $23.25 per share in cash for each outstanding share of Maxwell (for a total of $345.8 million) and $24.1 million related to Maxwell's employee stock options. The purchase price was allocated to Maxwell's assets and liabilities, tangible and intangible (as determined by an independent appraiser), with the excess of the purchase price over the fair value of the net assets acquired of approximately $206.1 million being recorded as goodwill in the wholesale footwear and accessories segment. The acquired goodwill relating to Maxwell will not be deductible for tax purposes.

On December 20, 2004, we acquired 100% of the common stock of Barneys. Barneys is a luxury retailer that provides its customers with a wide variety of merchandise across a broad range of prices, including a diverse selection of *Barneys* label merchandise. Barneys' preferred arrangements with established and emerging designers, combined with creative merchandising, store designs and displays, advertising campaigns, publicity events and emphasis on customer service, has positioned it as a leading retailer of men's and women's fashion, cosmetics, jewelry and home furnishings. Barneys complements its merchandise offerings from designers such as Giorgio Armani, Manolo Blahnik, Marc Jacobs, Prada, Jil Sander and Ermenegildo Zegna with a diverse selection of *Barneys* label merchandise, including ready-to-wear apparel, handbags, shoes, dress shirts, ties and sportswear. *Barneys* label merchandise is manufactured by independent third parties according to Barneys' specifications and is of comparable quality to the designer merchandise. Barneys operates in the retail segment.

As our growth strategy has focused on diversification to provide a well-balanced portfolio of businesses, the acquisition of Barneys provides additional diversification by introducing a new competency in luxury specialty retailing. With an inherent diversified portfolio comprised of its own brand, as well as numerous other brands from new designers and classic design houses, Barneys provides entry into the high-growth, resilient luxury goods market.

The aggregate cash purchase price was $294.5 million (of which $3.1 million was paid in January 2005), which included $19.00 for each outstanding share of Barneys (for a total of $264.5 million) and $26.7 million related to Barneys' employee stock options, preferred stock and stock warrants. We also assumed approximately $106.0 million of Barneys funded debt, $102.2 million of which we subsequently refinanced. The purchase price was allocated to Barneys' assets and liabilities, with the excess of the purchase price over the fair value of the net assets acquired of approximately $276.3 million being recorded as goodwill in the retail segment. Of the acquired goodwill relating to Barneys, approximately $83.1 million will be deductible for tax purposes. Barneys' intangible assets (including trademarks, customer lists and vendor relationships) are currently being valued by independent appraisers; the appraised values will be reclassified from goodwill to other intangible assets during the first quarter of 2005.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition for both Maxwell and Barneys. The allocations of the respective purchase prices have not been finalized and are subject to refinement. Any additional adjustments resulting from the finalization of the purchase price allocations of Maxwell and Barneys will affect the amounts assigned to goodwill. Other than the reclassification of intangible assets related to Barneys, these adjustments are not expected to be material.

(In millions)	Maxwell	Barneys
Current assets	$ 191.3	$ 172.5
Property, plant and equipment	0.9	48.5
Intangible assets	40.3	-
Goodwill	206.1	276.3
Other assets	-	11.9
Total assets acquired	438.6	509.2
Current liabilities	45.4	105.5
Long-term debt	16.1	109.2
Total liabilities assumed	61.5	214.7
Net assets acquired	$ 377.1	$ 294.5

Of the $40.3 million of acquired Maxwell intangible assets, $24.7 million was assigned to registered trademarks that are not subject to amortization, $1.1 million was assigned to third-party license agreements, which had a useful life of approximately 18 months on the acquisition date, and $14.5 million was assigned to existing customer orders, which had a useful life of approximately eight months on the acquisition date. The amortization of the license agreements and customer orders is included in SG&A expenses. The amortization of Barneys intangible assets will also be included in SG&A expenses.

On December 1, 2003, we acquired 100% of the common stock of Kasper. Kasper designs, markets, sources, manufactures and distributes women's suits, sportswear and dresses. Kasper's brands include such well-recognized names as *Albert Nipon, Anne Klein New York, AK Anne Klein, Kasper* and *Le Suit*. In addition, Kasper has granted licenses for the manufacture and distribution of certain other products including, but not limited to, women's watches, jewelry, handbags, small leather goods, footwear, coats, eyewear and swimwear and men's apparel. Kasper also operates retail outlet stores under the *Kasper* and *Anne Klein* names, which not only sell company produced apparel, but also showcase and sell licensed products. The acquisition of Kasper is intended to partially replace the business in the better market lost by the termination of the *Lauren* and *Ralph* agreements and increases our penetration into the better market distribution channel. We also expect to benefit from the cross-branding opportunities of Kasper's brands that exist with our other lines of business. Kasper operates in both the wholesale better apparel and retail segments and the licensing of acquired Kasper trademarks to independent third parties is reported in the licensing, other and eliminations segment.

The aggregate purchase price was $259.5 million. The purchase price was allocated to Kasper's assets and liabilities, tangible and intangible (as determined by an independent appraiser), with the excess of the purchase price over the fair value of the net assets acquired of approximately $57.0 million being recorded as goodwill, of which $9.4 million was assigned to the retail segment and the balance assigned to the wholesale better apparel segment. Of the acquired goodwill, approximately $22.1 million will be deductible for tax purposes.

Of the $107.6 million of acquired Kasper intangible assets, $79.5 million was assigned to registered trademarks that are not subject to amortization, $18.5 million was assigned to third-party license agreements, which had a weighted-average useful life of approximately 86 months on the acquisition date, $9.1 million was assigned to existing customer orders, which had a useful life of approximately eight months on the acquisition date, and $0.5 million was assigned to a below-market lease, which had a useful life of approximately 109 months on the acquisition date. The amortization of the customer orders and the below-market lease is included in SG&A expenses and the amortization of the license agreements is included in net licensing income.

On August 15, 2002, we acquired 100% of the common stock of l.e.i., a leading designer, manufacturer and distributor of girls' and young women's moderately-priced jeanswear. l.e.i.'s products are marketed nationwide to national chains, department stores and specialty retailers. The acquisition of l.e.i. is intended to enhance our competitive position in the moderate market. We also expect to benefit from the cross-branding opportunities that exist with our other lines of business, by leveraging l.e.i.'s strengths in design, production, merchandising and logistics, and by achieving cost synergies and economies of scale in the manufacturing process. l.e.i. is reported under our wholesale moderate apparel segment.

The aggregate purchase price was $312.1 million, which included payments to the selling shareholders of $274.8 million in cash and the issuance of 1,035,854 shares of our common stock valued for financial reporting purposes at $35.04 per share (the average closing price for the week containing July 10, 2002, the date the acquisition was announced). The number of our common shares delivered was based upon the average of the high and low sales price for the ten consecutive trading days immediately preceding the signing date.

The purchase price was allocated to l.e.i.'s assets and liabilities, tangible and intangible (as determined by an independent appraiser), with the excess of the purchase price over the fair value of the net assets acquired of approximately $172.7 million being recorded as goodwill. The goodwill was assigned to the wholesale moderate apparel segment and will be deductible for tax purposes. We also assumed approximately $84.0 million of l.e.i.'s funded debt and accrued interest, $83.2 million of which we subsequently refinanced.

Of the $113.6 million of acquired l.e.i. intangible assets, $106.0 million was assigned to registered trademarks that are not subject to amortization and $7.6 million was assigned to third-party license agreements, which had a weighted-average useful life of approximately 20 months on the acquisition date. The amortization of these agreements is included in net licensing income.

Pursuant to the Amended Acquisition Agreement, the selling shareholders of l.e.i. were entitled to a $2.25 million payment as additional consideration, which was made in 2003 and recorded as goodwill.

On April 8, 2002, we acquired 100% of the common stock of Gloria Vanderbilt and also the *Gloria Vanderbilt, Glo* and other trademarks and third-party licenses from Gloria Vanderbilt Trademark B.V. Gloria Vanderbilt is a leading designer, marketer and distributor of women's moderately priced stretch and twill jeanswear. Gloria Vanderbilt markets its products nationwide to national chains, department stores, mass merchants, and specialty retailers. Brands include *Gloria Vanderbilt,* and junior product marketed under the *Glo* brand name. The acquisition of Gloria Vanderbilt increased our penetration into the moderate market distribution channel. Gloria Vanderbilt is reported under our wholesale moderate apparel segment.

The original aggregate purchase price was $100.9 million, which included $80.9 million in cash payments and 562,947 shares of our common stock valued at $35.564 (the average closing price for the week containing March 19, 2002, the date the acquisition was announced). The purchase price was allocated to Gloria Vanderbilt's assets and liabilities, tangible and intangible (as determined by an independent appraiser).

The terms of the acquisition agreement for Gloria Vanderbilt required us to pay the former Gloria Vanderbilt shareholders additional consideration of $4.50 for each $1.00 of Gloria Vanderbilt's earnings before interest and taxes (as defined in the stock purchase agreement) that exceeded certain targeted levels for the 12 months following the completion of the acquisition, up to a maximum of $54.0 million. The maximum additional consideration was paid in cash on July 7, 2003 and was recorded first as a reduction of the liability resulting from the fair value of assets acquired exceeding the purchase price, with the remaining balance of $45.1 million being recorded as goodwill in the wholesale moderate segment in the third fiscal quarter of 2003. The acquired goodwill relating to Gloria Vanderbilt will not be deductible for tax purposes.

Of the $83.9 million of acquired Gloria Vanderbilt intangible assets, $75.3 million was assigned to registered trademarks that are not subject to amortization and $8.6 million was assigned to third-party license agreements, which had a weighted-average useful life of approximately 30 months on the acquisition date. The amortization of these agreements is included in net licensing income.

We also assumed approximately $43.7 million of Gloria Vanderbilt's funded debt and accrued interest, which we subsequently refinanced.

Our consolidated financial statements include the results of operations of the acquired companies from their respective acquisition dates. The following unaudited pro forma information presents a summary of our consolidated results of operations as if the Maxwell, Barneys and Kasper acquisitions and their related financing had taken place on January 1, 2003. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on January 1, 2003, or which may result in the future.

Year Ended December 31,	2004	2003
Total revenues (in millions)	$5,237.1	$5,368.9
Net income (in millions)	347.9	381.8
Basic earnings per common share	$2.81	$3.00
Diluted earnings per common share	$2.76	$2.87

ACCRUED RESTRUCTURING COSTS

In connection with the acquisitions of Nine West Group, Judith Jack, McNaughton, Gloria Vanderbilt, Kasper and Maxwell, we assessed and formulated plans to restructure certain operations of each company. These plans involved the closure of manufacturing facilities, certain offices, foreign subsidiaries, and selected domestic and international retail locations.

The objectives of the plans were to eliminate unprofitable or marginally profitable lines of business and reduce overhead expenses. During 2002 and 2003, we also restructured several of our operations, including the closing of Canadian and Mexican production facilities, the closing of an administrative, warehouse and preproduction facility in El Paso, Texas and the closing of a warehouse facility in Rural Hall, North Carolina. The accrual of these costs and liabilities, which are included in accrued expenses and other current liabilities, is as follows:

(In millions)	Severance and other employee costs	Closing of retail stores and consolidation of facilities	Total
Balance, January 1, 2002	$ 11.2	$ 4.2	$ 15.4
Net additions	3.3	4.2	7.5
Payments and reductions	(7.1)	(6.3)	(13.4)
Balance, December 31, 2002	7.4	2.1	9.5
Net additions	6.4	2.1	8.5
Payments and reductions	(6.9)	(0.5)	(7.4)
Balance, December 31, 2003	6.9	3.7	10.6
Net additions	16.9	17.4	34.3
Payments and reductions	(17.3)	(3.0)	(20.3)
Balance, December 31, 2004	$ 6.5	$ 18.1	$ 24.6

Estimated severance payments and other employee costs of $6.5 million accrued at December 31, 2004 relate to the remaining estimated severance for an estimated 177 employees at locations to be closed. Employee groups affected (totaling an estimated 1,129 employees) include accounting, administrative, customer service, manufacturing, production, warehouse and management personnel at locations closed or to be closed and duplicate corporate headquarters management and administrative personnel.

The $16.9 million net addition during 2004 represents severance accruals related to acquisitions, which was recorded as an increase to goodwill.

The $6.4 million net addition during 2003 represents a $5.9 million increase in severance accruals related to acquisitions, which was recorded as an increase to goodwill, a $0.7 million severance accrual related to the closing of the North Carolina facility recorded as an SG&A expense in the wholesale better apparel segment and a $0.2 million reduction of severance accruals recorded as a reduction of SG&A expenses in the wholesale footwear and accessories segment.

The $3.3 million net addition in 2002 represents a net reversal of $1.7 million of the accrual related to acquisitions, which was recorded as a reduction of goodwill, a $3.6 million severance accrual related to the closing of the Mexico and Texas facilities recorded as an SG&A expense in the wholesale moderate apparel segment, a $0.4 million severance accrual related to the closing of the Canadian facility recorded as an SG&A expense in the wholesale better apparel segment and a $1.0 million severance accrual recorded as an SG&A expense in the wholesale footwear and accessories segment.

During 2004, 2003 and 2002, $17.3 million, $6.9 million and $7.1 million, respectively, of the reserve was utilized (relating to partial or full severance and related costs for 231, 575 and 270 employees, respectively).

The $18.1 million accrued at December 31, 2004 for the consolidation of facilities relates to expected costs to be incurred, including lease obligations, for closing certain acquired facilities in connection with consolidating their operations into our other existing facilities.

The $17.4 million addition for 2004 represents a $15.9 million accrual for the closing of certain Kasper and Maxwell facilities, which was recorded as an increase to goodwill, and a $1.7 million lease termination payment for the North Carolina facility offset by a $0.2 million reduction in accruals related to the closing of the Canadian facility, both of which were recorded as SG&A expenses in the wholesale better apparel segment.

The $2.1 million additional accrual for 2003 represents a $2.2 million accrual related to the closing of acquired facilities and retail stores, which was recorded as an increase to goodwill, offset by a $0.1 million reduction in accruals related to the closing of the Canadian facility recorded as a reduction of SG&A expenses in the wholesale better apparel segment.

The $4.2 million additional accrual for 2002 consists of a $0.4 million accrual related to the closing of acquired facilities, which was recorded as an increase to goodwill, a $0.5 million accrual related to the closing of the Canadian facility recorded as an SG&A expense in the wholesale better apparel segment and a $3.3 million accrual related to the closing of the Texas facility recorded as an SG&A expense in the wholesale moderate apparel segment.

Our plans have not been finalized in all areas, and additional restructuring costs may result as we continue to evaluate and assess the impact of duplicate responsibilities, warehouses and office locations. We do not expect any final adjustments to be material. Any additional costs relating to Maxwell before July 8, 2005 will be recorded as goodwill; after that date, additional costs will be charged to operations in the period in which they occur. Any costs not related to Maxwell will be charged to operations in the period in which they occur.

INVENTORIES

Inventories are summarized as follows:

December 31, (In millions)	2004	2003
Raw materials	$ 21.5	$ 31.1
Work in process	33.6	30.6
Finished goods	609.1	528.9
	$ 664.2	$ 590.6

PROPERTY, PLANT AND EQUIPMENT

Major classes of property, plant and equipment are as follows:

December 31,	2004	2003	Useful lives (years)
(In millions)			
Land and buildings	$ 125.9	$ 96.4	5 - 40
Leasehold improvements	237.8	169.7	1 - 39
Machinery and equipment	360.8	291.5	3 - 20
Furniture and fixtures	67.2	64.6	3 - 8
Construction in progress	11.6	18.8	-
	803.3	641.0	
Less: accumulated depreciation and amortization	499.7	372.6	
	$ 303.6	$ 268.4	

Depreciation and amortization expense relating to property, plant and equipment was $64.0 million, $56.9 million and $52.2 million in 2004, 2003 and 2002, respectively.

Included in property, plant and equipment are the following capitalized leases:

December 31,	2004	2003	Useful lives (years)
(In millions)			
Buildings	$ 74.2	$ 74.2	15 - 20
Machinery and equipment	11.8	11.5	3 - 7
	86.0	85.7	
Less: accumulated amortization	32.0	24.9	
	$ 54.0	$ 60.8	

GOODWILL AND OTHER INTANGIBLE ASSETS

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which changed the accounting for goodwill and other intangible assets from an amortization method to an impairment-only approach. Upon our adoption of SFAS No. 142 on January 1, 2002, we ceased amortizing our trademarks without determinable lives and our goodwill. As prescribed under SFAS No. 142, we had our goodwill and trademarks tested for impairment during the first fiscal quarter of 2002.

Due to market conditions resulting from a sluggish economy compounded by the aftereffects of the events of September 11, 2001, we revised our earnings forecasts for future years for several of our trademarks and licenses. As a result, the fair market value of these assets (as appraised by an independent third party) was lower than their carrying value as of December 31, 2001. We accordingly recorded an after-tax impairment charge of $13.8 million, which is reported as a cumulative effect of change in accounting principle resulting from the adoption of SFAS No. 142.

In the second fiscal quarter of 2002, we recorded an additional impairment charge of $5.8 million related to two trademarks due to a decrease in projected accessory revenues resulting from a further evaluation of our costume jewelry business.

We perform our annual impairment test for goodwill and trademarks during the fourth fiscal quarter of the year. As a result of continuing decreases in projected accessory revenues in our costume jewelry lines, the conversion of a portion of our *Enzo Angiolini* retail stores to the more moderately-priced *Bandolino* brand, and the discontinuance of our *Rena Rowan* better product line, we recorded additional trademark impairment charges of $18.6 million in 2002, $4.5 million in 2003 and $0.2 million in 2004. All trademark impairment charges are reported as SG&A expenses in the licensing, other and eliminations segment.

The components of other intangible assets are as follows:

December 31, (In millions)	2004 Gross Carrying Amount	2004 Accumulated Amortization	2003 Gross Carrying Amount	2003 Accumulated Amortization
Amortized intangible assets				
License agreements	$ 62.7	$ 34.4	$ 68.9	$ 25.1
Acquired order backlog	14.5	14.0	9.1	1.1
Covenant not to compete	2.9	2.8	2.9	2.2
Other	0.5	0.1	0.6	-
	80.6	51.3	81.5	28.4
Unamortized trademarks	738.9	-	714.4	-
	$ 819.5	$ 51.3	$ 795.9	$ 28.4

During 2004, we acquired $14.5 million of existing customer orders that have an amortization period of eight months and $2.3 million of license agreements that have a weighted-average amortization period of 21.1 months. Amortization expense for intangible assets subject to amortization was $32.6 million, $18.5 million and $9.8 million for the years ended December 31, 2004, 2003 and 2002, respectively. Amortization expense for intangible assets subject to amortization for each of the years in the five-year period ending December 31, 2009 is estimated to be $6.0 million in 2005, $3.7 million in 2006, $2.4 million in 2007, $2.3 million in 2008 and $2.3 million in 2009.

The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2004, by segment and in total, are as follows:

(In millions)	Wholesale Better Apparel	Wholesale Moderate Apparel	Wholesale Footwear & Accessories	Retail	Total
Balance, January 1, 2003	$ 356.7	$ 470.6	$ 602.7	$ 111.2	$ 1,541.2
Net adjustments to purchase price of prior acquisitions	-	1.4	-	-	1.4
Additional consideration paid for Gloria Vanderbilt	-	45.1	-	-	45.1
Additional consideration paid for l.e.i.	-	2.2	-	-	2.2
Acquisition of Kasper	47.6	-	-	9.4	57.0
Balance, December 31, 2003	404.3	519.3	602.7	120.6	1,646.9
Net adjustments to purchase price of prior acquisitions	(4.2)	(0.1)	-	-	(4.3)
Acquisition of Maxwell	-	-	206.1	-	206.1
Acquisition of Barneys	-	-	-	276.3	276.3
Balance, December 31, 2004	$ 400.1	$ 519.2	$ 808.8	$ 396.9	$ 2,125.0

Goodwill was initially tested for impairment upon adoption of SFAS No. 142 and is further tested for impairment during the fourth fiscal quarter of each year. There have been no impairments to the carrying amount of goodwill.

FINANCIAL INSTRUMENTS

As a result of our global operating and financing activities, we are exposed to changes in interest rates and foreign currency exchange rates which may adversely affect results of operations and financial condition. In seeking to minimize the risks and/or costs associated with such activities, we manage exposure to changes in interest rates and foreign currency exchange rates through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The instruments eligible for utilization include forward, option and swap agreements. We do not use financial instruments for trading or other speculative purposes.

At December 31, 2004 and 2003, the fair values of cash and cash equivalents, receivables and accounts payable approximated carrying values due to the short-term nature of these instruments. The estimated fair values of other financial instruments subject to fair value disclosures, determined based on broker quotes or quoted market prices or rates for the same or similar instruments, and the related carrying amounts are as follows:

December 31,	2004		2003	
(In millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt, including current portion	$ 1,106.6	$ 1,119.8	$ 966.3	$ 1,018.9
Foreign currency exchange contracts, net asset (liability)	2.0	2.0	(0.5)	(0.5)

Financial instruments expose us to counterparty credit risk for nonperformance and to market risk for changes in interest and currency rates. We manage exposure to counterparty credit risk through specific minimum credit standards, diversification of counterparties and procedures to monitor the amount of credit exposure. Our financial instrument counterparties are substantial investment or commercial banks with significant experience with such instruments. We also have procedures to monitor the impact of market risk on the fair value and costs of our financial instruments considering reasonably possible changes in interest and currency rates.

We are exposed to market risk related to changes in foreign currency exchange rates. We have assets and liabilities denominated in certain foreign currencies and purchase products from foreign suppliers who require payment in funds other than the U.S. Dollar. At December 31, 2004, we had outstanding foreign exchange contracts to exchange Canadian Dollars for a total of US$12.0 million at a weighted-average exchange rate of 1.2291 through June 2005, US $24.7 million for Euros at a weighted-average exchange rate of 1.3683 through December 2005 and US $1.6 million for British Pounds at a weighted-average exchange rate of 1.9138 through October 2005.

We recorded amortization of net gains resulting from the termination of interest rate swaps and locks of $7.8 million, $7.6 million and $3.5 million during 2004, 2003 and 2002, respectively, as a reduction of interest expense. We reclassified $0.9 million and $1.9 million of net losses from foreign currency exchange contracts to cost of sales in 2004 and 2003, respectively. There has been no material ineffectiveness related to our foreign currency exchange contracts as the instruments are designed to be highly effective in offsetting losses and gains transactions being hedged. As of December 31, 2004, the estimated net amount of existing gains and losses reported in accumulated other comprehensive income that will be reclassified into earnings in the next 12 months include amortization of $6.4 million of net gains resulting from the termination of interest rate swaps as a reduction of interest expense and no material reclassification of net gains from currency exchange contracts to cost of sales.

CREDIT FACILITIES

At December 31, 2004, we had credit agreements with several lending institutions to borrow an aggregate principal amount of up to $1.5 billion under Senior Credit Facilities. These facilities, of which the entire amount is available for letters of credit or cash borrowings, provide for a $500.0 million three-year revolving credit facility (which was reduced from $700.0 million in June 2004 and expires in June 2006) and a $1.0 billion five-year revolving credit facility (which replaced a similar $700.0 million five-year revolving credit facility in June 2004). At December 31, 2004, $69.2 million in cash borrowings was outstanding under the three-year revolving credit facility and $367.8 million in outstanding letters of credit was outstanding under our five-year revolving credit facility. Borrowings under the Senior Credit Facilities may also be used for working capital and other general corporate purposes, including permitted acquisitions and stock repurchases. The Senior Credit Facilities are unsecured and require us to satisfy both a coverage ratio of earnings before interest, taxes, depreciation, amortization and rent to interest expense plus rents and a net worth maintenance covenant, as well as other restrictions, including (subject to exceptions) limitations on our ability to incur additional indebtedness, prepay subordinated indebtedness, make acquisitions, enter into mergers and pay dividends.

In addition to these committed facilities, we have unsecured uncommitted lines of credit for the purpose of issuing letters of credit and bankers' acceptances for Kasper and Maxwell. At December 31, 2004, $27.9 million in letters of credit were outstanding under these lines of credit.

At December 31, 2004, we also had a C$15.0 million unsecured line of credit in Canada, under which no amounts were outstanding.

The weighted-average interest rate for outstanding cash borrowings under our credit facilities was 5.25% at December 31, 2004.

LONG-TERM DEBT

Long-term debt consists of the following:

December 31, (In millions)	2004	2003
7.50% Senior Notes due 2004, net of unamortized discount of $0.1	$ -	$ 174.9
8.375% Series B Senior Notes due 2005, net of unamortized discount of $0.0 and $0.1	129.6	129.5
7.875% Senior Notes due 2006, net of unamortized discount of $0.5 and $0.8	224.5	224.2
9% Senior Secured Notes due 2008, net of unamortized discount of $0.5	3.3	-
4.250% Senior Notes due 2009, net of unamortized discount of $0.2	249.8	-
5.125% Senior Notes due 2014, net of unamortized discount of $0.2	249.8	-
3.50% Zero Coupon Convertible Senior Notes due 2021, net of unamortized discount of $7.7	-	437.7
6.125% Senior Notes due 2034, net of unamortized discount of $0.4	249.6	-
	1,106.6	966.3
Less: current portion	129.6	174.9
	$ 977.0	$ 791.4

Long-term debt maturities for each of the next five years are $129.6 million in 2005, $225.0 million in 2006, $3.8 million in 2008 and $250.0 million in 2009. All of our notes contain certain covenants, including, among others, restrictions on liens, sale-leaseback transactions and additional secured debt, and pay interest semiannually. The weighted-average interest rate of our long-term debt was 6.1% at December 31, 2004.

In November 2004, we issued $250.0 million of 4.250% Senior Notes due 2009, $250.0 million of 5.125% Senior Notes due 2014 and $250.0 million of 6.125% Senior Notes due 2034. Net proceeds of the offering were $743.5 million, which were used to fund the acquisition of Barneys, to redeem Barneys' outstanding 9% Senior Secured Notes and to repay amounts then outstanding under our Senior Credit Facilities.

On February 2, 2004, we redeemed all our outstanding Zero Coupon Convertible Senior Notes due 2021 at a redemption price (inclusive of issue price plus accrued original issue discount) of $554.41 per $1,000 of principal amount at maturity for a total payment of $446.6 million. As a result of this transaction, we recorded an SG&A expense of $8.4 million in 2004, representing the writeoff of unamortized bond discounts and debt issuance costs. On June 15, 2004, we redeemed at maturity all our 7.50% Senior Notes due 2004 for a total payment of $175.0 million.

ACCUMULATED OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income is comprised of the following:

December 31, (In millions)	2004	2003
Foreign currency translation adjustments	$ 5.6	$ 2.6
Minimum pension liability adjustments	(10.3)	(8.7)
Unrealized gains on hedge contracts	5.5	9.9
	$ 0.8	$ 3.8

DERIVATIVES

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," subsequently amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (as amended, hereinafter referred to as "SFAS 133"), establishes accounting and reporting standards for derivative instruments. Specifically, SFAS 133 requires us to recognize all derivatives as either assets or liabilities on the balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders' equity or net income, depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity.

We use foreign currency forward contracts for the specific purpose of hedging the exposure to variability in forecasted cash flows associated primarily with inventory purchases. These instruments are designated as cash flow hedges as the principal terms of the forward exchange contracts are the same as the underlying forecasted foreign currency cash flows. Therefore, changes in the fair value of the forward contracts should be highly effective in offsetting changes in the expected foreign currency cash flows, and accordingly, changes in the fair value of forward exchange contracts are recorded in accumulated other comprehensive income, net of related tax effects, with the corresponding asset or liability recorded in the balance sheet. Amounts recorded in accumulated other comprehensive income are reflected in current-period earnings when the hedged transaction affects earnings.

The following summarizes, by major currency, the U.S. Dollar equivalent amount of our foreign currency forward exchange contracts.

December 31, (In millions)	2004		2003	
	Notional Amount	Fair Value - Asset/ (Liability)	Notional Amount	Fair Value - Asset/ (Liability)
Canadian Dollar - U.S. Dollar	$ 12.0	$ (0.3)	$ 11.0	$ (0.5)
U.S. Dollar - Euro	24.7	2.2	-	-
U.S. Dollar - British Pound	1.6	0.1	-	-
	$ 38.3	$ 2.0	$ 11.0	$ (0.5)

During 2004, no material amounts were reclassified from other comprehensive income to earnings and there was no material ineffectiveness related to our cash flow hedges. If foreign currency exchange rates or interest rates do not change from their December 31, 2004 amounts, we estimate that any reclassifications from other comprehensive income to earnings within the next 12 months also will not be material. The actual amounts that will be reclassified to earnings over the next 12 months could vary, however, as a result of changes in market conditions.

In connection with the $250.0 million of 4.250% Senior Notes due 2009 and $250.0 million of 5.125% Senior Notes due 2014 issued in November 2004, we had entered into two interest rate lock agreements which were terminated upon the issuance of the notes. These terminations generated pre-tax gains of $0.2 million, which is being amortized as a reduction of interest expense over the term of the related notes.

For the periods April 2002 through October 2002 and June 1999 through January 2001, we had employed an interest rate hedging strategy utilizing swaps to effectively float a portion of our interest rate exposure on our fixed rate financing arrangements. The termination of these interest rate swaps generated pre-tax gains of $21.6 million and $8.3 million, respectively, which is being amortized as a reduction of interest expense over the remaining terms of the interest rate swap agreements.

Approximately $6.4 million of pre-tax income will be reclassified into earnings within the next 12 months related to these terminated agreements.

COMMON STOCK

The Board of Directors has authorized several programs to repurchase our common stock from time to time in open market transactions totaling $1.0 billion. As of December 31, 2004, 32.4 million shares had been acquired at a cost of $858.6 million. There is no time limit for the utilization of the amounts remaining under any uncompleted programs.

OBLIGATIONS UNDER CAPITAL LEASES

Obligations under capital leases consist of the following:

December 31, (In millions)	2004	2003
Warehouses, office facilities and equipment	$ 44.0	$ 49.6
Less: current portion	4.4	5.9
Obligations under capital leases - noncurrent	$ 39.6	$ 43.7

We occupy warehouse and office facilities leased from the City of Lawrenceburg, Tennessee. Two ten-year net leases run until July 2005 and May 2006, respectively, and require minimum annual rent payments of $0.5 million each plus accrued interest. In connection with these leases, we guaranteed $10.0 million of Industrial Development Bonds issued in order to construct the facilities, $1.0 million of which remained unpaid as of December 31, 2004. We obtain title to these facilities upon expiration of the leases. The financing agreement with the issuing authority requires us to comply with the same financial covenants required by our Senior Credit Facilities (see "Credit Facilities").

We also lease warehouse and office facilities in Bristol, Pennsylvania. Two 15-year net leases run until March and October 2013, respectively, and require minimum annual rent payments of $1.3 million and $0.9 million, respectively.

In 2003, we entered into a sale-leaseback agreement for our Virginia warehouse facility. This transaction resulted in a net gain of $7.5 million that has been deferred and is being amortized over the lease term, which runs until April 2023 and requires minimum annual rent payments of $2.4 million. The building has been capitalized at $25.6 million, which approximates the present value of the minimum lease payments.

We also lease various equipment under two to six-year leases at an aggregate annualized rental of $3.4 million. The equipment has been capitalized at its fair market value of $10.5 million, which approximates the present value of the minimum lease payments.

The following is a schedule by year of future minimum lease payments under capital leases, together with the present value of the net minimum lease payments as of December 31, 2004:

Year Ending December 31, (In millions)	
2005	$ 7.2
2006	5.4
2007	5.1
2008	5.2
2009	5.1
Later years	41.1
Total minimum lease payments	69.1
Less: amount representing interest	25.1
Present value of net minimum lease payments	$ 44.0

COMMITMENTS AND CONTINGENCIES

(a) CONTINGENT LIABILITIES. We have been named as a defendant in various actions and proceedings, including actions brought by certain employees whose employment has been terminated arising from our ordinary business activities. Although the amount of any liability that could arise with respect to these actions cannot be accurately predicted, in our opinion, any such liability will not have a material adverse effect on our financial position or results of operations.

(b) ROYALTIES. Under an exclusive license to manufacture certain items under the *Polo Jeans Company* trademark pursuant to license and design service agreements with Polo, we are obligated to pay Polo a percentage of net sales of *Polo Jeans Company* products. Minimum payments under these agreements amount to $5.6 million for 2005 and $7.2 million per year during the period 2006 through 2010. We are also obligated to spend on advertising a percentage of net sales of these licensed products. The agreements expire on December 31, 2010 and may be renewed by us in five-year increments for up to 20 additional years provided that we achieve certain minimum sales levels. Renewal of the *Polo Jeans Company* license after 2010 requires a one-time payment by us of $25.0 million or, at our option, a transfer of a 20% interest in our *Polo Jeans Company* business to Polo (with no fees required for subsequent renewals). Polo also has an option, exercisable on or before June 1, 2010, to purchase our *Polo Jeans Company* business at the end of 2010 for a purchase price, payable in cash, equal to 80% of the then fair market value of the business as a going concern, assuming continuation of the *Polo Jeans* License through 2030.

We also have an exclusive license to produce and sell costume jewelry in the United States and Canada under the *Tommy Hilfiger* trademark, which expires on March 31, 2008. The agreement provides for payment by us of a percentage of net sales against guaranteed minimum royalty and advertising payments as set forth in the agreement. Minimum payments under this agreement amount to $1.4 million in 2005, $1.5 million in 2006, $1.7 million in 2007 and $0.4 million in 2008. We also have an exclusive license to produce, market and distribute costume jewelry in the United States, Canada, Mexico and Japan under the *Givenchy* trademark, which expires on December 31, 2005. The agreement provides for the payment by us of a percentage of net sales against guaranteed minimum royalty and advertising payments as set forth in the agreement. Minimum payments under this agreement amount to $0.5 million in 2005.

We also have an exclusive license to produce and sell women's footwear under the *Dockers Women* trademark in the United States (including its territories and possessions) pursuant to an agreement with Levi Strauss & Co. which expires in December 2005. The agreement provides for payment by us of a percentage of net sales against guaranteed minimum royalty and advertising payments as set forth in the agreement. Minimum payments under this agreement amount to $0.9 million in 2005.

We also have an exclusive license to design, develop and market women's and children's shoes under the *J. G. Hook* and *Hook Sport* brand names pursuant to an agreement with J. G. Hook, Inc. which expires in December 2006. This agreement provides for the payment by us of a percentage of net sales against guaranteed minimum royalty payments as set forth in the agreement. Minimum payments under this agreement amount to $0.1 million in 2005 and $0.2 million in 2006.

(c) LEASES. Total rent expense charged to operations for the years ended December 31, 2004, 2003 and 2002 was as follows.

Year Ended December 31, (In millions)	2004	2003	2002
Minimum rent	$ 122.7	$ 107.6	$ 100.8
Contingent rent	1.9	1.1	1.1
Less: sublease rent	(6.8)	(6.4)	(5.6)
	$ 117.8	$ 102.3	$ 96.3

The following is a schedule by year of minimum rental payments required under operating leases:

Year Ending December 31, (In millions)	
2005	$ 139.3
2006	125.1
2007	108.3
2008	90.1
2009	78.0
Later years	369.8
	$ 910.6

Certain of the leases provide for renewal options and the payment of real estate taxes and other occupancy costs. Future rental commitments for leases have not been reduced by minimum non-cancelable sublease rentals aggregating $40.8 million.

INCOME TAXES

The following summarizes the provision for income taxes:

Year Ended December 31, (In millions)	2004	2003	2002
Current:			
Federal	$ 103.0	$ 131.1	$ 173.8
State and local	16.5	15.0	19.9
Foreign	8.8	5.2	5.4
	128.3	151.3	199.1
Deferred:			
Federal	48.6	43.7	3.7
State and local	4.3	3.8	(2.1)
Foreign	(0.1)	(0.4)	0.5
	52.8	47.1	2.1
Provision for income taxes	$ 181.1	$ 198.4	$ 201.2

The total income tax provision was recorded as follows:

Year Ended December 31,	2004	2003	2002
(In millions)			
Included in income before cumulative effect of change in accounting principle	$ 181.1	$ 198.4	$ 201.2
Included in cumulative effect of change in accounting for intangible assets	-	-	(8.4)
	$ 181.1	$ 198.4	$ 192.8

The domestic and foreign components of income before provision for income taxes are as follows:

Year Ended December 31,	2004	2003	2002
(In millions)			
United States	$ 457.1	$ 517.3	$ 526.4
Foreign	25.8	9.7	7.1
Income before provision for income taxes	$ 482.9	$ 527.0	$ 533.5

The provision for income taxes on adjusted historical income differs from the amounts computed by applying the applicable Federal statutory rates due to the following:

Year Ended December 31,	2004	2003	2002
(In millions)			
Provision for Federal income taxes at the statutory rate	$ 169.0	$ 184.5	$ 186.7
State and local income taxes, net of federal benefit	13.6	11.6	11.7
Reversal of prior years federal income tax audit accruals	-	(8.7)	-
Valuation allowance	-	8.5	-
Other items, net	(1.5)	2.5	2.8
Provision for income taxes	$ 181.1	$ 198.4	$ 201.2

We have not provided for U.S. Federal and foreign withholding taxes on $38.4 million of foreign subsidiaries' undistributed earnings as of December 31, 2004. Such earnings are intended to be reinvested indefinitely.

The following is a summary of the significant components of our deferred tax assets and liabilities:

December 31,	2004	2003
(In millions)		
Deferred tax assets (liabilities):		
Nondeductible accruals and allowances	$ 89.4	$ 82.4
Depreciation	5.8	9.5
Intangible asset valuation and amortization	(208.5)	(176.6)
Loss and credit carryforwards	36.0	29.9
Amortization of stock-based compensation	9.5	6.1
Other (net)	9.5	7.7
Valuation allowance	(8.5)	(8.5)
Net deferred tax liability	$ (66.8)	$ (49.5)
Included in:		
Current assets	$ 68.2	$ 80.6
Noncurrent liabilities	(135.0)	(130.1)
Net deferred tax liability	$ (66.8)	$ (49.5)

As of December 31, 2004, we had federal and state net operating loss carryforwards of $35.7 million and $214.7 million, respectively, which expire through 2023. We also had capital loss carryforwards of $22.6 million, which expire in 2006, and state tax credit carryforwards of $4.2 million, which expire through 2020.

During the fourth fiscal quarter of 2003, the Internal Revenue Service completed its audits of our returns through 2000. As a result, we reversed $8.7 million of tax accruals established in years prior to 2001.

We have determined that the $22.6 million of capital loss carryforwards expiring in 2006 may not be utilized; therefore, we established a valuation allowance of $8.5 million in 2003.

EARNINGS PER SHARE

Year Ended December 31,	2004	2003	2002
(In millions except per share amounts)			
Basic			
Net income	$ 301.8	$ 328.6	$ 318.5
Weighted average common shares outstanding	123.6	127.3	128.2
Basic earnings per share	$ 2.44	$ 2.58	$ 2.48
Diluted			
Net income	$ 301.8	$ 328.6	$ 318.5
Add: interest expense associated with convertible notes, net of tax benefit	0.8	9.5	9.1
Income available to common shareholders	$ 302.6	$ 338.1	$ 327.6
Weighted average common shares outstanding	123.6	127.3	128.2
Effect of dilutive securities:			
Employee stock options	2.2	1.3	2.9
Assumed conversion of convertible notes	0.7	7.9	7.9
Weighted average common shares and share equivalents outstanding	126.5	136.5	139.0
Diluted earnings per share	$ 2.39	$ 2.48	$ 2.36

SHORT-TERM BOND TRANSACTIONS

During 2001 and 2002, we entered into two transactions relating to the short sale of $487.4 million of U.S. Treasury securities. The transactions were intended to address interest rate exposure and generate capital gains that could be used to offset previously incurred capital losses. As a result of these transactions, we recorded short-term capital gains of $14.8 million, interest income of $1.8 million and interest expense and fees of $19.3 million during 2002 and short-term capital gains of $6.6 million, interest income of $0.6 million and interest expense and fees of $7.9 million during 2003. The net effects of $2.7 million and $0.7 million, respectively, are included in the statement of operations as interest expense. The first transaction, which represented $157.9 million of the securities, closed in August 2002. The second transaction, which represented $190.5 million of the securities, closed in May 2003. There are no present intentions to enter into any further transactions.

STATEMENT OF CASH FLOWS

Year Ended December 31, (In millions)	2004	2003	2002
Detail of acquisitions:			
Fair value of assets acquired	$ 985.7	$ 382.0	$ 621.3
Liabilities assumed	(279.3)	(103.9)	(208.7)
Common stock issued	-	-	(56.3)
Cash paid for acquisitions	706.4	278.1	356.3
Cash acquired in acquisitions	(133.1)	(23.5)	(21.6)
Net cash paid for acquisitions	$ 573.3	$ 254.6	$ 334.7
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 50.3	$ 47.0	$ 48.7
Income taxes	98.5	163.2	158.6
Supplemental disclosures of non-cash investing and financing activities:			
Equipment acquired through capital lease financing	0.3	29.3	5.4
Tax benefits related to stock options	5.0	2.9	12.9
Restricted stock issued to employees	4.5	18.8	10.8

STOCK OPTIONS AND RESTRICTED STOCK

Under two stock option plans, we may grant stock options and other awards from time to time to key employees, officers, directors, advisors and independent consultants to us or to any of our subsidiaries. In general, options become exercisable over either a three-year or five-year period from the grant date and expire 10 years after the date of grant for options granted on or before May 28, 2003 and seven years after the date of grant thereafter. In certain cases for non-employee directors, options become exercisable six months after the grant date. Shares available for future option grants at December 31, 2004 totaled 3.6 million. Total compensation cost recorded for stock-based employee compensation awards (including awards to non-employee directors) was $16.5 million, $12.2 million and $12.9 million (of which $11.3 million was related to executive compensation obligations) for 2004, 2003 and 2002, respectively.

The following table summarizes information about stock option transactions (options in millions):

	2004		2003		2002	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, January 1	12.6	$29.64	14.2	$29.28	17.9	$27.26
Granted	0.8	$34.15	0.3	$30.28	2.0	$36.28
Exercised	(1.4)	$25.54	(0.9)	$22.29	(4.8)	$24.54
Cancelled/forfeited	(0.5)	$35.26	(1.0)	$31.35	(0.9)	$30.56
Outstanding, December 31	11.5	$30.19	12.6	$29.64	14.2	$29.28

The following table summarizes information about stock options outstanding at December 31, 2004 (options in millions):

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Years of Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0 to $10	0.1	4.3	$3.68	0.1	$3.68
$10 to $20	0.8	3.0	$14.86	0.8	$14.86
$20 to $25	1.5	4.7	$22.99	1.3	$22.98
$25 to $30	2.4	5.9	$28.67	2.1	$28.61
$30 to $35	3.9	6.4	$32.14	2.3	$31.52
$35 to $40	2.2	6.6	$36.98	1.6	$37.10
$40 to $70	0.6	5.9	$42.55	0.5	$42.86
In total	11.5	5.8	$30.19	8.7	$29.31

The following table summarizes the weighted average fair value of options granted and the related weighted average assumptions used in the Black-Scholes option pricing model.

Year Ended December 31,	2004	2003	2002
Weighted average fair value of options at grant date:			
Exercise price less than market price	$32.93	$34.38	$32.71
Exercise price equal to market price	$10.77	$12.11	$14.72
Assumptions:			
Dividend yield	1.00%	0.77%	-
Volatility	40.9%	47.9%	50.0%
Risk-free interest rate	2.87%	2.55%	3.98%
Expected life (years)	4.0	3.8	3.5

During 2004, 126,250 shares of restricted common stock were issued to 91 employees under the 1999 Stock Incentive Plan. The restrictions generally lapse on one-third of the number of restricted shares on each of the first three anniversary dates of issue. The value of this stock based on quoted market values was $4.5 million, which we are amortizing over the period in which the restrictions lapse. The restrictions do not affect voting and dividend rights.

During 2003, 626,500 shares of restricted common stock were issued to 31 employees and six executive officers under the 1999 Stock Incentive Plan. The restrictions generally lapse on one-third of the number of restricted shares on each of the first three anniversary dates of issue or, in the case of our Chief Executive Officer and our Chief Operating and Financial Officer, one-third of the number of restricted shares on the first day immediately following the end of the trading restrictions imposed by us on the grantee with respect to the public announcement of fourth quarter financial results for each of 2003, 2004 and 2005, provided we meet certain target levels of free cash flow (cash flow from operations less capital expenditures) for the year immediately preceding the lapse date. The value of this stock based on quoted market values was $18.8 million, which we are amortizing over the period in which the restrictions lapse. The restrictions do not affect voting and dividend rights.

During 2002, 293,000 shares of restricted common stock were issued to 75 employees and two executive officers under the 1999 Stock Incentive Plan. The restrictions lapse on one-third of the number of restricted shares on each of the third, fourth and fifth anniversary dates of issue or, in the case of the executive officers, one-third of the number of restricted shares on the first day immediately following the end of the trading restrictions imposed by us on the grantee with respect to the public announcement of fourth quarter financial results for each of 2003, 2004 and 2005, provided we meet certain target levels of free cash flow for the year immediately preceding the lapse date. The value of this stock based on quoted market values was $10.8 million, which we are amortizing over the period in which the restrictions lapse. The restrictions do not affect voting and dividend rights.

EMPLOYEE BENEFIT PLANS

Defined Contribution Plans

We maintain the Jones Apparel Group, Inc. Retirement Plan (the "Jones Plan") under Section 401(k) of the Internal Revenue Code (the "Code"). Employees not covered by a collective bargaining agreement and meeting certain other requirements are eligible to participate in the Jones Plan. Under the Jones Plan, participants may elect to have up to 15% of their salary (subject to limitations imposed by the Code) deferred and deposited with a qualified trustee, who in turn invests the money in a variety of investment vehicles as selected by each participant. All employee contributions into the Jones Plan are 100% vested.

We have elected to make the Jones Plan a "Safe Harbor Plan" under Section 401(k)(12) of the Code. As a result of this election, we make a fully-vested safe harbor matching contribution for all eligible participants amounting to 100% of the first 3% of the participant's salary deferred and 50% of the next 2% of salary deferred, subject to maximums set by the Department of the Treasury. We may, at our sole discretion, contribute additional amounts to all employees on a pro rata basis.

In connection with the acquisitions of Nine West Group, Victoria, McNaughton, Gloria Vanderbilt, Kasper, Maxwell and Barneys, we assumed additional plans in which certain employees participate.

Nine West Group, Victoria, Gloria Vanderbilt and Kasper maintained defined contribution plans and McNaughton maintained two such plans under Section 401(k) of the Code. Certain employees not covered by a collective bargaining agreement and meeting certain other requirements were eligible to participate in these plans. Participants could elect to have a portion (typically up to 15%) of their salary deferred and deposited with a qualified trustee, who in turn invested the money in a variety of investment vehicles as selected by each participant. All employee contributions into these plans were 100% vested. We matched a portion of the participant's contributions subject to maximums set by the Department of the Treasury. The Nine West Group, Victoria, Gloria Vanderbilt, Kasper and two McNaughton plans were merged into the Jones Plan on December 16, 2002, April 2, 2002, January 26, 2004, September 1, 2004, November 22, 2002, and December 20, 2002, respectively.

Maxwell maintains a defined contribution plan under Section 401(k) of the Code. Maxwell employees meeting certain requirements are eligible to participate in the plan. Under the plan, participants can elect to have up to 100% of their salary (subject to limitations imposed by the Code) deferred and deposited with a qualified trustee, who in turn invests the money in a variety of investment vehicles as selected by each participant. The plan requires Maxwell to match 100% of employee contributions up to 2% of eligible employee compensation. The plan also allows for additional discretionary company contributions.

Barneys maintains the Barney's Inc. Retirement Savings Plan under Section 401(a) of the Code. Barneys employees meeting certain requirements are eligible to participate in the plan. Under the plan, participants can elect to have up to 13% of their salary (subject to limitations imposed by the Code) deferred and deposited with a qualified trustee, who in turn invests the money in a variety of investment vehicles as selected by each participant. The plan requires Barneys to match 50% of employee contributions up to 6% of a participant's eligible compensation and to make a non-discretionary contribution of 1.5% of a participant's eligible compensation. In addition, Barneys may make a discretionary contribution of up to 4% of a participant's eligible compensation.

Pursuant to certain collective bargaining agreements, Barneys is also required to make periodic pension contributions to union-sponsored multi-employer plans which provide for defined benefits for certain union members employed by Barneys.

We contributed approximately $8.1 million, $6.4 million and $6.9 million to our defined contribution plans during 2004, 2003 and 2002, respectively.

Defined Benefit Plans

We maintain several defined benefit plans, including the Pension Plan for Associates of Nine West Group Inc. (the "Cash Balance Plan") and The Napier Company Retirement Plan for certain associates of Victoria (the "Napier Plan"). The Cash Balance Plan expresses retirement benefits as an account balance which increases each year through interest credits. All benefits under the Napier Plan are frozen at the amounts earned by the participants as of December 31, 1995. Our funding policy is to make the minimum annual contributions required by applicable regulations. We plan to contribute $2.4 million to our defined benefit plans in 2005. The measurement date for all plans is December 31.

Obligations and Funded Status

Year Ended December 31, (In millions)	2004	2003
Change in benefit obligation		
Benefit obligation, beginning of year	$ 39.1	$ 36.6
Service cost	0.1	0.1
Interest cost	2.3	2.4
Actuarial loss	2.9	3.7
Effects of changes in foreign currency exchange rates	0.1	0.1
Benefits paid	(4.1)	(3.8)
Benefit obligation, end of year	40.4	39.1
Change in plan assets		
Fair value of plan assets, beginning of year	23.2	23.6
Actual return on plan assets	1.2	2.5
Employer contribution	5.2	0.8
Effects of changes in foreign currency exchange rates	0.1	0.1
Benefits paid	(4.1)	(3.8)
Fair value of plan assets, end of year	25.6	23.2
Funded status	(14.8)	(15.9)
Unrecognized net actuarial loss	16.4	13.9
Net amount recognized	$ 1.6	$ (2.0)

Amounts Recognized on the Balance Sheet

December 31, (In millions)	2004	2003
Accrued benefit cost	$ (14.8)	$ (15.9)
Accumulated other comprehensive income	16.4	13.9
Net amount recognized	$ 1.6	$ (2.0)

Information for Pension Plans with an Accumulated Benefit Obligation in Excess of Plan Assets

December 31, (In millions)	2004	2003
Projected benefit obligation	$ 40.4	$ 39.1
Accumulated benefit obligation	40.4	39.1
Fair value of plan assets	25.6	23.2
Increase in minimum liability included in other comprehensive income	2.6	3.1

Components of Net Periodic Benefit Cost

Year Ended December 31, (In millions)	2004	2003
Service cost	$ 0.1	$ 0.1
Interest cost	2.3	2.4
Expected return on plan assets	(1.8)	(1.8)
Amortization of net loss	0.9	0.8
Net periodic benefit cost	$ 1.5	$ 1.5

Assumptions

	2004	2003
Weighted-average assumptions used to determine:		
Benefit obligations at December 31		
Discount rate	5.8%	6.1%
Expected long-term return on plan assets	7.9%	7.9%
Net periodic benefit cost for year ended December 31		
Discount rate	6.1%	6.5%
Expected long-term return on plan assets	7.9%	7.9%

Estimated Future Benefit Payments

Year Ending December 31, (In millions)	
2005	$ 1.3
2006	1.4
2007	1.4
2008	1.9
2009	1.6
2010 through 2014	12.7
	$ 20.3

Plan Assets

The weighted-average asset allocations at December 31, 2004 and 2003 by asset category are as follows:

December 31,	2004	2003
Equity securities	47%	53%
Debt securities	34%	37%
Other	19%	10%
Total	100%	100%

Our plans are designed to diversify investments across types of investments and investment managers. Permitted investment vehicles include investment-grade fixed income securities, domestic and foreign equity securities, mutual funds, guaranteed insurance contracts and real estate, while speculative and derivative investment vehicles are generally prohibited. The investment managers have full discretion to manage their portion of the investments subject to the objectives and policies of the respective plans. The performance of the investment managers is reviewed on a regular basis. The primary objectives are to achieve a rate of return sufficient to meet current and future plan cash requirements and to emphasize long-term growth of principal while avoiding excessive risk and maintaining fund liquidity. At December 31, 2004, the weighted-average target allocation percentages for fund investments were 34% fixed income securities, 51% U. S. Equity securities, and 15% international securities.

To determine the overall expected long-term rate-of-return-on-assets assumption, we add an expected inflation rate to the expected long-term real returns of our various asset classes, taking into account expected volatility and correlation between the returns of the asset classes as follows: for equities and real estate, a historical average arithmetic real return; for government fixed-income securities, current yields on inflation-indexed bonds; and for corporate fixed-income securities, the yield on government fixed-income securities plus a blend of current and historical credit spreads.

JOINT VENTURES

On July 1, 2002, we entered into two joint ventures with HCL Technologies Limited ("HCL") to provide us with computer consulting, programming and associated support services. HCL is a global technology and software services company offering a suite of services targeted at technology vendors, software product companies and organizations. We received a 49% ownership interest in each joint venture, which operate under the names HCL Jones Technologies, LLC and HCL Jones Technologies (Bermuda), Ltd., for a cash contribution of $0.3 million and the transfer of certain software and employees. HCL received a 51% ownership interest in each company for an initial cash contribution of $1.0 million. HCL has the option to acquire our remaining ownership interest at the end of five years through the issuance of HCL equity shares. As of December 31, 2004, we have committed to purchase $10.5 million in services from these joint venture companies through June 30, 2007.

We also have a 50% ownership interest in a joint venture with Sutton to operate retail locations in Australia. We have unconditionally guaranteed up to $7.0 million of borrowings under the joint venture's uncommitted credit facility and up to $0.4 million of presettlement risk associated with foreign exchange transactions. Performance under the guarantees is required if the joint venture fails to make a required payment under these facilities when due. Sutton is required to reimburse us for 50% of any payments made under these guarantees. At December 31, 2004, the outstanding balance subject to these guarantees was approximately $0.8 million.

The results of our joint ventures are reported under the equity method of accounting. The amount of consolidated retained earnings represented by the undistributed earnings of our joint ventures as of December 31, 2004 was $7.9 million.

BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION

We identify operating segments based on, among other things, the way our management organizes the components of our business for purposes of allocating resources and assessing performance. Our operations are comprised of four reportable segments: wholesale better apparel, wholesale moderate apparel, wholesale footwear and accessories, and retail. Segment revenues are generated from the sale of apparel, footwear and accessories through wholesale channels and our own retail locations. The wholesale segments include wholesale operations with third party department and other retail stores, the retail segment includes operations by our own stores, and income and expenses related to trademarks, licenses and general corporate functions are reported under "licensing, other and eliminations." We define segment profit as operating income before net interest expense, equity in earnings of unconsolidated affiliates and income taxes. Summarized below are our revenues, income and total assets by reportable segments.

(In millions)	Wholesale Better Apparel	Wholesale Moderate Apparel	Wholesale Footwear & Accessories	Retail	Licensing, Other & Eliminations	Consolidated
For the year ended December 31, 2004						
Revenues from external customers	$ 1,493.2	$ 1,315.3	$ 1,002.4	$ 780.3	$ 58.5	$ 4,649.7
Intersegment revenues	146.9	13.0	58.3	-	(218.2)	-
Total revenues	1,640.1	1,328.3	1,060.7	780.3	(159.7)	4,649.7
Segment income	$ 160.1	$ 142.6	$ 164.2	$ 78.4	$ (16.9)	528.4
Net interest expense						(49.3)
Equity in earnings of unconsolidated affiliates						3.8
Income before provision for income taxes						$ 482.9
Depreciation and amortization	$ 24.1	$ 18.0	$ 22.7	$ 11.8	$ 31.1	$ 107.7
For the year ended December 31, 2003						
Revenues from external customers	$ 1,475.0	$ 1,310.2	$ 868.3	$ 685.6	$ 36.2	$ 4,375.3
Intersegment revenues	88.7	12.3	62.6	-	(163.6)	-
Total revenues	1,563.7	1,322.5	930.9	685.6	(127.4)	4,375.3
Segment income	$ 212.8	$ 157.1	$ 157.9	$ 77.0	$ (25.0)	579.8
Net interest expense						(55.3)
Equity in earnings of unconsolidated affiliates						2.5
Income before provision for income taxes						$ 527.0
Depreciation and amortization	$ 19.6	$ 18.6	$ 8.7	$ 11.0	$ 26.4	$ 84.3
For the year ended December 31, 2002						
Revenues from external customers	$ 1,636.4	$ 1,093.5	$ 882.3	$ 700.0	$ 28.7	$ 4,340.9
Intersegment revenues	93.8	11.3	74.1	-	(179.2)	-
Total revenues	1,730.2	1,104.8	956.4	700.0	(150.5)	4,340.9
Segment income	$ 343.5	$ 133.5	$ 124.3	$ 69.9	$ (80.6)	590.6
Net interest expense						(58.1)
Equity in earnings of unconsolidated affiliates						1.0
Income before provision for income taxes						$ 533.5
Depreciation and amortization	$ 21.7	$ 10.9	$ 8.6	$ 11.2	$ 21.7	$ 74.1
Total assets						
December 31, 2004	$ 1,891.0	$ 1,071.4	$ 1,391.1	$ 744.7	$ (547.4)	$ 4,550.8
December 31, 2003	1,889.7	1,207.4	1,081.2	383.9	(374.5)	4,187.7
December 31, 2002	1,597.3	895.0	1,043.5	277.0	39.8	3,852.6

Revenues from external customers and long-lived assets excluding deferred taxes related to operations in the United States and foreign countries are as follows:

On or for the Year Ended December 31,	2004	2003	2002
(In millions)			
Revenues from external customers:			
United States	$ 4,448.8	$ 4,249.1	$ 4,158.6
Foreign countries	200.9	126.2	182.3
	$ 4,649.7	$ 4,375.3	$ 4,340.9
Long-lived assets:			
United States	$ 3,217.6	$ 2,697.3	$ 2,493.6
Foreign countries	37.0	34.5	40.8
	$ 3,254.6	$ 2,731.8	$ 2,534.4

SUPPLEMENTAL PRO FORMA CONDENSED FINANCIAL INFORMATION

Certain of our subsidiaries function as co-issuers, obligors and co-obligors (fully and unconditionally guaranteed on a joint and several basis) of the outstanding debt of Jones Apparel Group, Inc. ("Jones"), including Jones Apparel Group USA, Inc. ("Jones USA"), Jones Apparel Group Holdings, Inc. ("Jones Holdings"), Nine West and Jones Retail Corporation ("Jones Retail")(collectively, including Jones, the "Issuers").

Jones and Jones Holdings function as either co-issuers or co-obligors with respect to the outstanding debt securities of Jones USA and the outstanding debt securities of Nine West. In addition, Nine West and Jones Retail function as either a co-issuer or co-obligor with respect to all of Jones USA's outstanding debt securities, and Jones USA functions as a co-obligor with respect to the outstanding debt securities of Nine West as to which Jones and Jones Holdings function as co-obligors.

The following condensed consolidating balance sheets, statements of income and statements of cash flows for the Issuers and our other subsidiaries have been prepared using the equity method of accounting in accordance with the requirements for presentation of such information. Separate financial statements and other disclosures concerning Jones are not presented as Jones has no independent operations or assets. There are no contractual restrictions on distributions from Jones USA, Jones Holdings, Nine West or Jones Retail to Jones. On January 1, 2003, the retail operations of Nine West Group were transferred to Jones Retail and the remaining Nine West Group wholesale assets and liabilities were transferred to Nine West. As a result, the statements of income and statements of cash flows for 2002 have been restated for comparison purposes.

Condensed Consolidating Balance Sheets
(In millions)

	December 31, 2004				December 31, 2003			
	Issuers	Others	Eliminations	Consolidated	Issuers	Others	Eliminations	Consolidated
ASSETS								
CURRENT ASSETS:								
Cash and cash equivalents	$ 12.3	$ 32.7	$ -	$ 45.0	$ 302.0	$ 48.0	$ -	$ 350.0
Accounts receivable - net	174.6	273.7	-	448.3	173.2	212.6	-	385.8
Inventories	294.3	373.2	(3.3)	664.2	262.1	327.3	1.2	590.6
Prepaid and refundable income taxes	1.5	24.9	(26.4)	-	5.5	8.5	(14.0)	-
Deferred taxes	23.5	46.0	(1.3)	68.2	27.7	53.8	(0.9)	80.6
Prepaid expenses and other current assets	37.9	32.6	-	70.5	28.3	20.6	-	48.9
TOTAL CURRENT ASSETS	544.1	783.1	(31.0)	1,296.2	798.8	670.8	(13.7)	1,455.9
Property, plant and equipment - net	125.3	178.2	0.1	303.6	128.5	139.9	-	268.4
Due from affiliates	-	511.3	(511.3)	-	275.1	399.6	(674.7)	-
Goodwill	1,776.0	349.0	-	2,125.0	1,461.9	185.0	-	1,646.9
Other intangibles - net	167.7	600.5	-	768.2	167.3	600.2	-	767.5
Investments in subsidiaries	2,110.4	-	(2,110.4)	-	1,549.9	-	(1,549.9)	-
Other assets	35.5	24.7	(2.4)	57.8	28.0	22.5	(1.5)	49.0
	$ 4,759.0	$ 2,446.8	$(2,655.0)	$ 4,550.8	$ 4,409.5	$ 2,018.0	$(2,239.8)	$ 4,187.7
LIABILITIES AND STOCKHOLDERS' EQUITY								
CURRENT LIABILITIES:								
Short-term borrowings	$ 69.2	$ -	$ -	$ 69.2	$ -	$ -	$ -	$ -
Current portion of long-term debt and capital lease obligations	132.5	1.5	-	134.0	178.8	2.0	-	180.8
Accounts payable	105.9	153.4	-	259.3	119.5	125.1	-	244.6
Income taxes payable	47.5	9.6	(33.4)	23.7	32.3	-	(17.6)	14.7
Deferred taxes	-	-	-	-	-	0.4	(0.4)	-
Accrued expenses and other current liabilities	93.3	104.4	-	197.7	119.6	69.3	-	188.9
TOTAL CURRENT LIABILITIES	448.4	268.9	(33.4)	683.9	450.2	196.8	(18.0)	629.0
NONCURRENT LIABILITIES:								
Long-term debt	973.7	3.3	-	977.0	791.4	-	-	791.4
Obligations under capital leases	14.1	25.5	-	39.6	16.9	26.8	-	43.7
Deferred taxes	23.6	109.0	2.4	135.0	27.2	103.6	(0.7)	130.1
Due to affiliates	394.8	116.5	(511.3)	-	317.1	357.6	(674.7)	-
Other	24.7	28.1	8.6	61.4	35.9	20.0	(0.2)	55.7
TOTAL NONCURRENT LIABILITIES	1,430.9	282.4	(500.3)	1,213.0	1,188.5	508.0	(675.6)	1,020.9
TOTAL LIABILITIES	1,879.3	551.3	(533.7)	1,896.9	1,638.7	704.8	(693.6)	1,649.9
STOCKHOLDERS' EQUITY:								
Common stock and additional paid-in capital	1,237.9	1,779.9	(1,779.9)	1,237.9	1,180.9	1,462.2	(1,462.2)	1,180.9
Retained earnings (deficit)	2,430.0	110.6	(336.4)	2,204.2	2,180.2	(150.9)	(82.1)	1,947.2
Accumulated other comprehensive income (loss)	0.8	5.0	(5.0)	0.8	3.8	1.9	(1.9)	3.8
Treasury stock	(789.0)	-	-	(789.0)	(594.1)	-	-	(594.1)
TOTAL STOCKHOLDERS' EQUITY	2,879.7	1,895.5	(2,121.3)	2,653.9	2,770.8	1,313.2	(1,546.2)	2,537.8
	$ 4,759.0	$ 2,446.8	$(2,655.0)	$ 4,550.8	$ 4,409.5	$ 2,018.0	$(2,239.8)	$ 4,187.7

Condensed Consolidating Statements of Income
(In millions)

	Year Ended December 31, 2004				Year Ended December 31, 2003				Year Ended December 31, 2002			
	Issuers	Others	Eliminations	Consolidated	Issuers	Others	Eliminations	Consolidated	Issuers	Others	Eliminations	Consolidated
Net sales	$ 2,302.2	$ 2,379.8	$ (89.4)	$ 4,592.6	$ 2,466.8	$ 1,895.8	$ (23.5)	$ 4,339.1	$ 2,771.2	$ 1,558.0	$ (17.0)	$ 4,312.2
Licensing income (net)	0.1	57.0	-	57.1	0.1	36.1	-	36.2	-	28.7	-	28.7
Total revenues	2,302.3	2,436.8	(89.4)	4,649.7	2,466.9	1,931.9	(23.5)	4,375.3	2,771.2	1,586.7	(17.0)	4,340.9
Cost of goods sold	1,363.6	1,648.5	(67.7)	2,944.4	1,426.2	1,328.9	(16.5)	2,738.6	1,579.5	1,087.7	(10.2)	2,657.0
Gross profit	938.7	788.3	(21.7)	1,705.3	1,040.7	603.0	(7.0)	1,636.7	1,191.7	499.0	(6.8)	1,683.9
Selling, general and administrative expenses	793.7	397.1	(13.9)	1,176.9	781.2	281.9	(6.2)	1,056.9	890.6	209.4	(6.7)	1,093.3
Operating income	145.0	391.2	(7.8)	528.4	259.5	321.1	(0.8)	579.8	301.1	289.6	(0.1)	590.6
Net interest (income) expense and financing costs	54.6	(5.3)	-	49.3	53.2	2.1	-	55.3	53.6	4.5	-	58.1
Equity in earnings of unconsolidated affiliates	1.8	3.0	(1.0)	3.8	2.7	0.9	(1.1)	2.5	1.1	0.1	(0.2)	1.0
Income before provision for income taxes, equity in earnings of subsidiaries and cumulative effect of change in accounting principle	92.2	399.5	(8.8)	482.9	209.0	319.9	(1.9)	527.0	248.6	285.2	(0.3)	533.5
Provision for income taxes	44.3	137.7	(0.9)	181.1	87.0	116.4	(5.0)	198.4	97.4	103.7	0.1	201.2
Equity in earnings of subsidiaries	246.3	-	(246.3)	-	453.2	-	(453.2)	-	198.7	-	(198.7)	-
Income before cumulative effect of change in accounting principle	294.2	261.8	(254.2)	301.8	575.2	203.5	(450.1)	328.6	349.9	181.5	(199.1)	332.3
Cumulative effect of change in accounting for intangible assets, net of tax	-	-	-	-	-	-	-	-	-	13.8	-	13.8
Net income	$ 294.2	$ 261.8	$ (254.2)	$ 301.8	$ 575.2	$ 203.5	$ (450.1)	$ 328.6	$ 349.9	$ 167.7	$ (199.1)	$ 318.5

Condensed Consolidating Statements of Cash Flows
(In millions)

	Year Ended December 31, 2004				Year Ended December 31, 2003				Year Ended December 31, 2002			
	Issuers	Others	Eliminations	Consolidated	Issuers	Others	Eliminations	Consolidated	Issuers	Others	Eliminations	Consolidated
Net cash provided by operating activities	$ 336.8	$ 125.1	$ -	$ 461.9	$ 419.1	$ 162.9	$ (127.0)	$ 455.0	$ 694.9	$ 183.3	$ (161.7)	$ 716.5
Cash flows from investing activities:												
Acquisitions, net of cash acquired	(573.3)	-	-	(573.3)	(254.6)	-	-	(254.6)	(334.7)	-	-	(334.7)
Capital expenditures	(28.8)	(27.8)	-	(56.6)	(27.3)	(26.0)	-	(53.3)	(24.7)	(27.9)	-	(52.6)
Net cash related to sale of U. S. Treasury bonds	-	-	-	-	12.3	-	-	12.3	9.2	-	-	9.2
Acquisition of intangibles	(1.2)	-	-	(1.2)	-	(6.0)	-	(6.0)	(0.2)	(2.7)	-	(2.9)
Proceeds from sales of property, plant and equipment	0.1	1.6	-	1.7	2.1	24.8	-	26.9	9.4	1.0	-	10.4
Repayments of loans to officers	-	-	-	-	-	-	-	-	2.0	-	-	2.0
Other	-	-	-	-	0.2	-	-	0.2	0.2	(0.3)	-	(0.1)
Net cash used in investing activities	(603.2)	(26.2)	-	(629.4)	(267.3)	(7.2)	-	(274.5)	(338.8)	(29.9)	-	(368.7)
Cash flows from financing activities:												
Issuance of Senior Notes, net	743.5	-	-	743.5	-	-	-	-	-	-	-	-
Repurchase of Senior Notes	(621.6)	(112.7)	-	(734.3)	-	-	-	-	(0.1)	-	-	(0.1)
Refinancing of acquired debt	-	-	-	-	-	-	-	-	(126.9)	-	-	(126.9)
Net borrowings (payments) under credit facilities	69.2	-	-	69.2	-	-	-	-	-	(0.8)	-	(0.8)
Purchases of treasury stock	(201.5)	-	-	(201.5)	(102.1)	-	-	(102.1)	(129.2)	-	-	(129.2)
Proceeds from exercise of employee stock options	35.5	-	-	35.5	20.5	-	-	20.5	118.4	-	-	118.4
Dividends paid	(44.8)	-	-	(44.8)	(20.2)	(127.0)	127.0	(20.2)	-	(161.7)	161.7	-
Proceeds from termination of interest rate hedges	0.2	-	-	0.2	-	-	-	-	21.6	-	-	21.6
Net proceeds from (repayment of) long-term debt	-	-	-	-	-	(7.4)	-	(7.4)	(1.5)	(9.7)	-	(11.2)
Other items	(3.8)	(2.1)	-	(5.9)	(4.2)	(1.3)	-	(5.5)	(10.0)	(2.9)	-	(12.9)
Net cash used in financing activities	(23.3)	(114.8)	-	(138.1)	(106.0)	(135.7)	127.0	(114.7)	(127.7)	(175.1)	161.7	(141.1)
Effect of exchange rates on cash	-	0.6	-	0.6	-	0.9	-	0.9	-	0.1	-	0.1
Net increase (decrease) in cash and cash equivalents	(289.7)	(15.3)	-	(305.0)	45.8	20.9	-	66.7	228.4	(21.6)	-	206.8
Cash and cash equivalents, beginning	302.0	48.0	-	350.0	256.2	27.1	-	283.3	27.8	48.7	-	76.5
Cash and cash equivalents, ending	$ 12.3	$ 32.7	$ -	$ 45.0	$ 302.0	$ 48.0	$ -	$ 350.0	$ 256.2	$ 27.1	$ -	$ 283.3

UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

Unaudited interim consolidated financial information for the two years ended December 31, 2004 is summarized as follows:

(In millions except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004				
Net sales	$ 1,205.0	$ 1,042.6	$ 1,283.0	$ 1,062.0
Total revenues	1,218.1	1,052.6	1,296.1	1,082.9
Gross profit	461.6	413.4	461.6	368.7
Operating income	161.9	134.6	164.4	67.5
Net income	94.4	77.6	95.8	34.1
Basic earnings per share	$0.75	$0.62	$0.78	$0.28
Diluted earnings per share	$0.73	$0.61	$0.77	$0.28
Dividends per share	$0.08	$0.08	$0.10	$0.10
2003				
Net sales	$ 1,226.7	$ 974.7	$ 1,171.1	$ 966.5
Total revenues	1,234.2	980.4	1,180.5	980.1
Gross profit	481.4	377.2	428.4	349.7
Operating income	209.0	127.8	164.0	79.1
Net income	121.8	71.1	93.9	41.8
Basic earnings per share	$0.95	$0.56	$0.74	$0.33
Diluted earnings per share	$0.90	$0.54	$0.71	$0.33
Dividends per share	-	-	$0.08	$0.08

Quarterly figures may not add to full year due to rounding.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES

As required by Exchange Act Rule 13a-15(b), we carried out an evaluation, under the supervision and with the participation of our President and Chief Executive Officer and our Chief Operating and Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report.

The purpose of disclosure controls is to ensure that information required to be disclosed in our reports filed with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Operating and Financial Officer, to allow timely decisions regarding required disclosure. The purpose of internal controls is to provide reasonable assurance that our transactions are properly authorized, our assets are safeguarded against unauthorized or improper use and our transactions are properly recorded and reported to permit the preparation of our financial statements in conformity with generally accepted accounting principles.

Our management does not expect that our disclosure controls or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable rather than absolute assurance that the objectives of the control system are met. The design of a control system must also reflect the fact that there are resource constraints, with the benefits of controls considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud (if any) within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that simple errors or mistakes can occur. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Our internal controls are evaluated on an ongoing basis by Deloitte & Touche, LLP, to whom we outsource our internal audit function, by other personnel in our organization and by our independent auditors in connection with their audit and review activities. The overall goals of these various evaluation activities are to monitor our disclosure and internal controls and to make modifications as necessary, as disclosure and internal controls are intended to be dynamic systems that change (including improvements and corrections) as conditions warrant. Part of this evaluation is to determine whether there were any significant deficiencies or material weaknesses in our internal controls, or whether we had identified any acts of fraud involving personnel who have a significant role in the our internal controls. Significant deficiencies are control issues that could have a significant adverse effect on the ability to record, process, summarize and report financial data in the financial statements; material weaknesses are particularly serious conditions where the internal control does not reduce to a relatively low level the risk that misstatements caused by error or fraud may occur in amounts that would be material in relation to the financial statements and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Based upon this evaluation, our President and Chief Executive Officer and our Chief Operating and Financial Officer concluded that, subject to the limitations noted above, both our disclosure controls and procedures and our internal controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC filings and that information required to be disclosed by us in these periodic filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that our internal controls are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with generally accepted accounting principles.

There have been no changes in our internal controls over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL

February 11, 2005

To the Stockholders of Jones Apparel Group, Inc.

The management of Jones Apparel Group, Inc. is responsible for the preparation, integrity, objectivity and fair presentation of the financial statements and other financial information presented in this report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect the effects of certain judgments and estimates made by management.

In order to ensure that our internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for our financial reporting as of December 31, 2004, except for Barneys, acquired on December 20, 2004, which represents 10.2% of assets at December 31, 2004 and 0.4% of revenue and 0.6% of income from operations for the year ended December 31, 2004. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, referred to as COSO. Our assessment included the documentation and understanding of our internal control over financial reporting. We have evaluated the design effectiveness and tested the operating effectiveness of internal controls to form our conclusion.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that pertain to maintaining records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets, providing reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, assuring that receipts and expenditures are being made in accordance with authorizations of our management and directors and providing reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on this assessment, the undersigned officers concluded that our internal controls and procedures are effective in timely alerting them to material information required to be included in our periodic SEC filings and that information required to be disclosed by us in these periodic filings is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that our internal controls are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with generally accepted accounting principles.

The Audit Committee of our Board of Directors, which consists of independent, non-executive directors, meets regularly with management, the internal auditors and the independent accountants to review accounting, reporting, auditing and internal control matters. The committee has direct and private access to both internal and external auditors.

BDO Seidman, LLP, independent auditors of our financial statements, has reported on management's assertion with respect to the effectiveness of our internal control over financial reporting as of December 31, 2004.



Peter Boneparth
President and Chief Executive Officer



Wesley R. Card
Chief Operating and Financial Officer



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Jones Apparel Group, Inc.
Bristol, Pennsylvania

We have audited management's assessment, included in the accompanying Management's Report on Internal Control, that Jones Apparel Group, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Barneys New York, Inc., acquired on December 20, 2004, which represents 10.2% of assets at December 31, 2004 and 0.4% of revenue and 0.6% of income from operations for the year ended December 31, 2004. Management did not assess the effectiveness of internal control over financial reporting at this entity because the Company acquired this entity during 2004. Refer to the Acquisitions footnote to the consolidated financial statements for further discussion of this acquisition and its impact on the Company's consolidated financial statements. Our audit of internal control over financial reporting of Jones Apparel Group, Inc. and Subsidiaries also did not include an evaluation of the internal control over financial reporting of the entity referred to above.

In our opinion, management's assessment that Jones Apparel Group, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Jones Apparel Group, Inc. and Subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004 and our report dated February 11, 2005 expressed an unqualified opinion.

BDO Seidman, LLP

New York, New York
February 11, 2005

ITEM 9B. OTHER INFORMATION

In connection with its annual review of executive compensation, on December 14, 2004, the Compensation Committee of our Board of Directors set the compensation of our named executive officers (as defined in Regulation S-K Item 402(a)(3)) as follows:

Executive Officer	2005 Salary	2004 Bonus	2005 Restricted Stock Grant [1]
Peter Boneparth President and Chief Executive Officer	$2,500,000[2]	$2,000,000	100,000 shares
Sidney Kimmel Chairman	$1,200,000[2]	$1,800,000	-
Wesley R. Card Chief Operating and Financial Officer	$1,100,000	$1,000,000	50,000 shares
Rhonda J. Brown President and Chief Executive Officer, Footwear, Accessories and Retail Group	$1,300,000[2]	$1,500,000	25,000 shares
Ira M. Dansky Executive Vice President, Secretary and General Counsel	$650,000	$600,000	10,000 shares

(1) Grants are effective January 3, 2005. Vesting restrictions lapse as to all of the shares on the second business day immediately following our public announcement of our fourth quarter financial results for the year 2007, provided that we achieve certain performance targets.

(2) No salary increase for 2005.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information about our directors appearing in the Proxy Statement under the caption "ELECTION OF DIRECTORS" is incorporated herein by reference.

We have adopted a Code of Business Conduct and Ethics and a Code of Ethics for Senior Executive and Financial Officers, which applies to our Chief Executive Officer, Chief Operating and Financial Officer, Controller and other personnel performing similar functions. Both codes are posted on our website, www.jny.com, (under the "OUR COMPANY - Corporate Governance" caption) and are also available in print to any stockholder who requests it by written request addressed to Wesley R. Card, Chief Operating and Financial Officer, Jones Apparel Group, Inc., 250 Rittenhouse Circle, Keystone Park, Bristol, Pennsylvania 19007. We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the Code of Ethics for Senior Executive and Financial Officers by posting such information on our website.

We have also posted on our website, www.jny.com, our Corporate Governance Guidelines and the charters of the Compensation, Audit and Nominating/Corporate Governance Committees of our Board of Directors (under the "OUR COMPANY - Corporate Governance" caption). That information is available in print to any stockholder who requests it by written request addressed to Wesley R. Card, Chief Operating and Financial Officer, Jones Apparel Group, Inc., 250 Rittenhouse Circle, Keystone Park, Bristol, Pennsylvania 19007.

The information appearing in the Proxy Statement relating to the members of the Audit Committee and the Audit Committee financial expert under the captions "CORPORATE GOVERNANCE AND BOARD MATTERS - Board Structure and Committee Composition" and "CORPORATE GOVERNANCE AND BOARD MATTERS - Audit Committee" and the information appearing in the Proxy Statement under the caption "SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE" is incorporated herein by this reference.

The balance of the information required by this item is contained in the discussion entitled "EXECUTIVE OFFICERS OF THE REGISTRANT" in Part I of this Form 10-K/A.

ITEM 11. EXECUTIVE COMPENSATION

The information appearing in the Proxy Statement under the captions "EXECUTIVE COMPENSATION," "COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION," "EMPLOYMENT AND COMPENSATION ARRANGEMENTS" and the information appearing in the Proxy Statement relating to the compensation of directors under the caption "CORPORATE GOVERNANCE AND BOARD MATTERS - Director Compensation and Stock Ownership Guidelines" is incorporated herein by this reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information appearing in the Proxy Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS" is incorporated herein by this reference.

Equity Compensation Plan Information

The following table gives information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of December 31, 2004.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	10,982,860	$30.34	3,607,284
Equity compensation plans not approved by security holders	473,865	$26.82	—
Total	11,456,725	$30.19	3,607,284

In connection with the acquisition of McNaughton, stock options held by McNaughton employees on the acquisition date were converted to fully-vested options to purchase our common stock under the same terms and conditions as the original grants. A portion of these options were originally granted pursuant to equity compensation plans not approved by McNaughton shareholders. No additional options, warrants or other equity rights will be granted under any McNaughton equity compensation plans.

During 2002, 325,000 options were granted pursuant to equity compensation plans not approved by our shareholders. These options were issued to persons not previously employed by us as material inducements to these persons entering into employment contracts with us. Of these options, 225,000 became fully vested on December 30, 2003 and expire on December 30, 2006 (based on terms of individual employment contracts) and 75,000 vest on the third anniversary of the grant date and expire ten years after the grant date.

For further information, see "Stock Options and Restricted Stock" in Notes to Consolidated Financial Statements.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information appearing in the Proxy Statement under the caption "CERTAIN TRANSACTIONS" is incorporated herein by this reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information appearing in the Proxy Statement under the caption "FEES PAID TO INDEPENDENT AUDITORS" is hereby incorporated by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1. Financial Statements.

   The following financial statements are included in Item 8 of this report:

   Report of Independent Registered Public Accounting Firm

   Consolidated Balance Sheets - December 31, 2004 and 2003

   Consolidated Statements of Income - Years ended December 31, 2004, 2003 and 2002

   Consolidated Statements of Stockholders' Equity - Years ended December 31, 2004, 2003 and 2002

   Consolidated Statements of Cash Flows - Years ended December 31, 2004, 2003 and 2002

   Notes to Consolidated Financial Statements (includes certain supplemental financial information required by Item 8 of Form 10-K)

2. The schedule and report of independent registered public accounting firm thereon, listed in the Index to Financial Statement Schedules attached hereto.

3. The exhibits listed in the Exhibit Index attached hereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 11, 2005

JONES APPAREL GROUP, INC.
(Registrant)

By: /s/ Wesley R. Card
Wesley R. Card
Chief Operating and Financial Officer

INDEX TO FINANCIAL STATEMENT SCHEDULES

Report of Independent Registered Public Accounting Firm on Schedule II.

Schedule II. Valuation and qualifying accounts

Schedules other than those listed above have been omitted since the information is not applicable, not required or is included in the respective financial statements or notes thereto.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger dated September 10, 1998, among Jones Apparel Group, Inc., SAI Acquisition Corp., Sun Apparel, Inc. and the selling shareholders (incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K dated September 24, 1998).
2.2	Agreement and Plan of Merger dated as of March 1, 1999, among Jones Apparel Group, Inc., Jill Acquisition Sub Inc. and Nine West Group Inc. (incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K dated March 2, 1999).
2.3	Securities Purchase and Sale Agreement dated as of July 31, 2000, among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Victoria + Co Ltd. and the Shareholders and Warrantholders of Victoria + Co Ltd (incorporated by reference to Exhibit 2.1 of our Quarterly Report on Form 10-Q for the three months ended April 2, 2000).
2.4	Agreement and Plan of Merger dated as of April 13, 2001, among Jones Apparel Group, Inc., MCN Acquisition Corp. and McNaughton Apparel Group Inc. (incorporated by reference to Exhibit 2.1 of our Current Report on Form 8-K dated April 13, 2001).
2.5	Purchase Agreement dated as of August 7, 2003 between Kasper A.S.L., Ltd. and Jones Apparel Group, Inc. (incorporated by reference to Exhibit 2.1 of our Quarterly Report on Form 10-Q for the nine months ended October 4, 2003).
2.6	Agreement and Plan of Merger dated as of June 18, 2004, among Jones Apparel Group, Inc., MSC Acquisition Corp. and Maxwell Shoe Company Inc. (incorporated by reference to Exhibit 99.D.3 of Amendment No. 16 to our Schedule TO dated June 21, 2004).
2.7	Agreement and Plan of Merger dated as of November 10, 2004 among Jones Apparel Group, Inc., Flintstone Acquisition Corp. and Barneys New York, Inc. (incorporated by reference to Exhibit 2 of our Schedule 13D dated November 10, 2004).
3.1	Articles of Incorporation, as amended (incorporated by reference to Exhibit 3.1 of our Annual Report on Form 10-K for the fiscal year ended December 31, 1998).
3.2	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.2 of our Quarterly Report on Form 10-Q for the six months ended July 6, 2002).
4.1	Form of Certificate evidencing shares of common stock of Jones Apparel Group, Inc. (incorporated by reference to Exhibit 4.1 of our Shelf Registration Statement on Form S-3, filed on October 28, 1998 (Registration No. 333-66223)).
4.2	Exchange and Registration Rights Agreement dated October 2, 1998, among Jones Apparel Group, Inc. and Chase Securities Inc., Merrill Lynch, Pierce Fenner & Smith Incorporated and Bear, Stearns & Co. Inc. (incorporated by reference to Exhibit 4.1 of our Form S-4, filed on December 9, 1998 (Registration No. 333-68587)).
4.3	Second Supplemental Indenture for 8⅜% Series B Senior Notes due 2005 dated as of June 15, 1999, among Jack Asset Sub Inc., Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc. and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.1 of our Quarterly Report on Form 10-Q for the six months ended July 4, 1999).

Exhibit No.	Description of Exhibit
4.4	Exchange and Note Registration Rights Agreement dated June 15, 1999, among Jones Apparel Group, Inc., Bear, Stearns & Co. Inc., Chase Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Smith Barney Inc., BancBoston Robertson Stephens Inc., Banc of America Securities LLC, ING Baring Furman Selz LLC, Lazard Freres & Co. LLC, Tucker Anthony Cleary Gull, Brean Murray & Co., Inc. and The Buckingham Research Group Incorporated (incorporated by reference to Exhibit 4.5 of our Quarterly Report on Form 10-Q for the six months ended July 4, 1999).
4.5	Senior Note Indenture dated as of June 15, 1999, among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., Nine West Group Inc. and The Bank of New York, as trustee, including Form of 7.50% Senior Notes due 2004 and Form of 7.875% Senior Notes due 2006 (incorporated by reference to Exhibit 4.6 of our Quarterly Report on Form 10-Q for the six months ended July 4, 1999).
4.6	Senior Note Indenture dated as of July 9, 1997, among Nine West Group Inc. and Nine West Development Corporation, Nine West Distribution Corporation, Nine West Footwear Corporation and Nine West Manufacturing Corporation, as Guarantors, and The Bank of New York, as Trustee (incorporated by reference to Exhibit 4.1 of the Nine West Group Inc. Registration Statement on Form S-4, filed on August 21, 1997 (Registration No. 333-34085)).
4.7	Supplemental Indenture, dated as of September 15, 1998, among Nine West Group Inc. and Nine West Manufacturing II Corporation, Nine West Development Corporation, Nine West Distribution Corporation, Nine West Footwear Corporation and Nine West Manufacturing Corporation, as Guarantors, and The Bank of New York, as Trustee under the Senior Note Indenture dated as of July 9, 1997 (incorporated by reference to Exhibit 4.7.1 of the Nine West Group Inc. Quarterly Report on Form 10-Q for the nine months ended October 31, 1998).
4.8	Form of Nine West Group Inc. $8\frac{3}{8}\%$ Series B Senior Notes due 2005 (incorporated by reference to Exhibit 4.6 of the Nine West Group Inc. Registration Statement on Form S-4, filed on August 21, 1997 (Registration No. 333-34085)).
4.9	Indenture dated as of February 1, 2001, among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc. and Nine West Group Inc., as Issuers and The Bank of New York, as Trustee, including Form of Zero Coupon Convertible Senior Notes due 2021 (incorporated by reference to Exhibit 4.22 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2000).
4.10	Registration Rights Agreement dated February 1, 2001 among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., Nine West Group Inc., Salomon Smith Barney Inc. and Bear, Stearns & Co. Inc. (incorporated by reference to Exhibit 4.23 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2000).
4.11	Supplemental Indenture, dated as of December 23, 2002, by and among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., Nine West Group Inc., Nine West Footwear Corporation, Jones Retail Corporation, as issuers, and the Bank of New York, as Trustee, relating to the Zero Coupon Senior Notes Due 2021 (incorporated by reference to Exhibit 4.11 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002).
4.12	Supplemental Indenture, dated as of December 23, 2002, by and among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., Nine West Group Inc., Nine West Footwear Corporation, Jones Retail Corporation, as issuers, and the Bank of New York, as Trustee, relating to the 7.50% Senior Notes Due 2004 and 7.875% Senior Notes Due 2006 (incorporated by reference to Exhibit 4.12 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002).
4.13	Supplemental Indenture, dated as of December 23, 2002, by and among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., Nine West Group Inc., Nine West Footwear Corporation, Jones Retail Corporation, as issuers, and the Bank of New York, as Trustee, relating to the $8\frac{3}{8}\%$ Series B Senior Notes due 2005 (incorporated by reference to Exhibit 4.13 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002).
4.14*	Indenture dated as of November 22, 2004, among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., Nine West Footwear Corporation and Jones Retail Corporation, as Issuers and SunTrust Bank, as Trustee, including Form of 4.250% Senior Notes due 2009, Form of 5.125% Senior Notes due 2014 and Form of 6.125% Senior Notes due 2034.

Exhibit No.	Description of Exhibit
4.15*	Form of Exchange and Note Registration Rights Agreement dated November 22, 2004 among Jones Apparel Group, Inc., Jones Apparel Group Holdings, Inc., Jones Apparel Group USA, Inc., Nine West Footwear Corporation and Jones Retail Corporation, and Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as Representatives of the Several Initial Purchasers listed in Schedule I thereto, with respect to 4.250% Senior Notes due 2009, 5.125% Senior Notes due 2014 and 6.125% Senior Notes due 2034.
10.1	1991 Stock Option Plan (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form S-1 filed on April 3, 1991 (Registration No. 33-39742)).†
10.2	1996 Stock Option Plan (incorporated by reference to Exhibit 10.33 of our Annual Report on Form 10-K for the fiscal year ended December 31, 1996).†
10.3*	1999 Stock Incentive Plan.†
10.4*	Form of Agreement Evidencing Stock Option Awards Under the 1999 Stock Incentive Plan.†
10.5*	Form of Agreement Evidencing Restricted Stock Awards Under the 1999 Stock Incentive Plan.†
10.6	License Agreement dated October 18, 1995, between Jones Apparel Group, Inc. and Polo Ralph Lauren, L.P. (incorporated by reference to Exhibit 10.40 of our Annual Report on Form 10-K for the fiscal year ended December 31, 1996).#
10.7	Design Services Agreement dated October 18, 1995, between Jones Apparel Group, Inc. and Polo Ralph Lauren, L.P. (incorporated by reference to Exhibit 10.41 of our Annual Report on Form 10-K for the fiscal year ended December 31, 1996).#
10.8	License Agreement dated as of August 1, 1995, between PRL USA, Inc., as assignee of Polo Ralph Lauren Corporation, successor to Polo Ralph Lauren, L.P., and Sun Apparel, Inc., as amended (incorporated by reference to Exhibit 10.53 of our Quarterly Report on Form 10-Q for the nine months ended September 27, 1998).#
10.9	Design Services Agreement dated as of August 1, 1995, between Polo Ralph Lauren Corporation, successor to Polo Ralph Lauren, L.P., and Sun Apparel, Inc., as amended (incorporated by reference to Exhibit 10.54 of our Quarterly Report on Form 10-Q for the nine months ended September 27, 1998).#
10.10	Cross-Default and Term Extension Agreement dated May 11, 1998 among PRL USA, Inc., The Polo/Lauren Company, L.P., Polo Ralph Lauren Corporation, Jones Apparel Group, Inc. and Jones Investment Co. Inc. (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated February 4, 2003).
10.11	License Agreement dated May 11, 1998, between Jones Apparel Group, Inc. and Polo Ralph Lauren, L.P. (incorporated by reference to Exhibit 10.53 of our Quarterly Report on Form 10-Q for the fiscal nine months ended September 27, 1998).#
10.12	Design Services Agreement dated May 11, 1998, between Jones Apparel Group, Inc. and Polo Ralph Lauren, L.P. (incorporated by reference to Exhibit 10.54 of our Quarterly Report on Form 10-Q for the fiscal nine months ended September 27, 1998).#
10.13	Five-Year Credit Agreement dated as of June 15, 1999, among Jones Apparel Group USA, Inc. and the Additional Obligors referred to therein, the Lenders referred to therein, and First Union National Bank, as Administrative Agent (incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q for the six months ended July 4, 1999).
10.14	Jones Apparel Group, Inc. Executive Annual Incentive Plan (incorporated by reference to Annex B of our Proxy Statement for our 1999 Annual Meeting of Stockholders).†
10.15	Amended and Restated Employment Agreement dated March 11, 2002, between Jones Apparel Group, Inc. and Peter Boneparth (incorporated by reference to Exhibit 10.20 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2001).†
10.16	Employment Agreement dated as of July 1, 2000, between Jones Apparel Group, Inc. and Sidney Kimmel (incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the nine months ended October 1, 2000).†
10.17	Amended and Restated Employment Agreement dated March 11, 2002, between Jones Apparel Group, Inc. and Wesley R. Card (incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the three months ended April 6, 2002).†

Exhibit No.	Description of Exhibit
10.18	Amended and Restated Employment Agreement dated April 4, 2002, between Jones Apparel Group, Inc. and Ira M. Dansky (incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q for the three months ended April 6, 2002).†
10.19	Buying Agency Agreement dated August 31, 2001, between Nine West Group Inc. and Bentley HSTE Far East Services Limited (incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q for the nine months ended October 6, 2001).
10.20	Buying Agency Agreement dated November 30, 2001, between Nine West Group Inc. and Bentley HSTE Far East Services, Limited (incorporated by reference to Exhibit 10.22 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2001).
10.21	Employment Agreement dated as of October 1, 2001, between Jones Apparel Group, Inc. and Rhonda Brown (incorporated by reference to Exhibit 10.23 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2001).†
10.22	Amendment dated February 28, 2003 to the Amended and Restated Employment Agreement between Jones Apparel Group, Inc. and Wesley R. Card (incorporated by reference to Exhibit 10.22 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002).†
10.23	Amendment dated February 28, 2003 to the Amended and Restated Employment Agreement between Jones Apparel Group, Inc. and Peter Boneparth (incorporated by reference to Exhibit 10.23 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002).†
10.24	Amendment dated February 28, 2003 to the Amended and Restated Employment Agreement between Jones Apparel Group, Inc. and Ira M. Dansky (incorporated by reference to Exhibit 10.24 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002).†
10.25	Amendment dated February 28, 2003 to the Employment Agreement between Jones Apparel Group, Inc. and Rhonda Brown (incorporated by reference to Exhibit 10.25 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002).†
10.26	Form of Deferred Compensation Plan for Outside Directors (incorporated by reference to Exhibit 10.26 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002).†
10.27	Waiver and Amendment No. 2 to the Five-Year Credit Agreement dated as of June 10, 2003, among Jones Apparel Group USA, Inc., the Additional Obligors referred to therein, the banks, financial institutions and other institutional lenders parties to the Five-Year Credit Agreement referred to therein and Wachovia Bank, National Association, as agent (incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the six months ended July 5, 2003).
10.28	Three Year Credit Agreement dated as of June 10, 2003, by and among Jones Apparel Group USA, Inc., the Additional Obligors referred to therein, the Lenders referred to therein, J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., as Joint Lead Arrangers and Joint Bookrunners, Wachovia Bank, National Association, as Administrative Agent, JPMorgan Chase Bank and Citibank, N.A., as Syndication Agents and Fleet National Bank and Bank of America, N.A., as Documentation Agents (incorporated by reference to Exhibit 10.2 of our Quarterly Report on Form 10-Q for the six months ended July 5, 2003).
10.29	Amended and Restated Five-Year Credit Agreement dated as of June 15, 2004, by and among Jones Apparel Group USA, Inc., the Additional Obligors referred to therein, the Lenders referred to therein, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., as Joint Lead Arrangers and Joint Bookrunners, Wachovia Bank, National Association, as Administrative Agent, Citibank, N.A. and JPMorgan Chase Bank, as Syndication Agents, and Bank of America, N.A., Barclays Bank PLC and Suntrust Bank as Documentation Agents (incorporated by reference to Exhibit 10.1 of our Quarterly Report on Form 10-Q for the six months ended July 3, 2004).
10.30*	Amendment No. 2 to the Three Year Credit Agreement dated as of November 17, 2004 among Jones Apparel Group USA, Inc., the Additional Obligors referred to therein, the Lenders referred to therein and Wachovia Bank, National Association as agent for the Lenders.

Exhibit No.	Description of Exhibit
10.31*	Amendment to the Amended and Restated Five-Year Credit Agreement dated as of November 17, 2004 among Jones Apparel Group USA, Inc., the Additional Obligors referred to therein, the Lenders referred to therein and Wachovia Bank, National Association as agent for the Lenders.
10.32*	Jones Apparel Group, Inc. Deferred Compensation Plan.†
10.33*	Summary Sheet of Compensation of Outside Directors of Jones Apparel Group, Inc.†
10.34*	Summary Sheet of Compensation of Named Executive Officers of Jones Apparel Group, Inc.†
11*	Computation of Earnings per Share.
12*	Computation of Ratio of Earnings to Fixed Charges.
21*	List of Subsidiaries.
23*	Consent of BDO Seidman, LLP.
31*	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32♦	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Decision and Order of the Federal Trade Commission In the Matter of Nine West Group Inc., Docket No. C-3937, dated April 11, 2000 (incorporated by reference to Exhibit 99.1 of our Quarterly Report on Form 10-Q for the three months ended April 2, 2000).

* Filed herewith.
♦ Furnished herewith.
\# Portions deleted pursuant to application for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934.
† Management contract or compensatory plan or arrangement.

JONES APPAREL GROUP, INC.

Annual Report on Form 10-K/A

For the Year Ended December 31, 2004

SCHEDULES AND EXHIBITS

The schedules and exhibits to this annual report are listed and briefly described in the Index to Financial Statement Schedules and the Exhibit Index (pages 83 - 87). We will furnish any or all of these schedules or exhibits upon the payment of 25¢ per page ($10.00 minimum). Any request for schedules and exhibits should be addressed to Wesley R. Card, Chief Operating and Financial Officer, Jones Apparel Group, Inc., 250 Rittenhouse Circle, Keystone Park, Bristol, Pennsylvania 19007. The request should state which schedules and exhibits are desired, should state that the person making such request was a stockholder on March 18, 2005, and should be accompanied by a remittance payable to Jones Apparel Group, Inc. in the correct amount (at least $10.00). The Schedules and Exhibits may also be obtained from the electronic filing copy of this document contained in the Securities and Exchange Commission's EDGAR system at www.sec.gov.



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Directors & Executive Officers

Peter Boneparth
President and Chief Executive Officer and Director

Sidney Kimmel
Chairman and Director

Wesley R. Card
Chief Operating and Financial Officer

Rhonda J. Brown
President and Chief Executive Officer of Footwear, Accessories and Retail Group

Ira M. Dansky
Executive Vice President, Secretary and General Counsel

Anita Britt
Executive Vice President of Finance

Patrick M. Farrell
Senior Vice President and Corporate Controller

Howard Gittis*†‡
Director, Vice Chairman, and Chief Administrative Officer, MacAndrews & Forbes Holdings Inc.

Geraldine Stutz‡
Director, Principal Partner, GSG Group

Anthony F. Scarpa*†
Director, Retired Senior Vice President/Division Executive, JPMorgan Chase Bank

Matthew H. Kamens
Director, Attorney

Michael L. Tarnopol
Director, Senior Managing Director, Chairman of the Investment Banking Division and Vice Chairman, Bear, Stearns and Co. Inc.

J. Robert Kerrey†‡
Director, President of New School University

Ann N. Reese*
Director, Executive Director of the Center for Adoption Policy

* member of Audit Committee

† member of Compensation Committee

‡ member of Nominating/Corporate Governance Committee

Stockholder Information

Investor Inquiries

Investors and other parties with questions, including requests for the Company's Annual Report on Form 10-K/A (Amendment No. 1) for the year ended December 31, 2004 (available without charge), should direct questions in writing to: Wesley R. Card, Chief Operating and Financial Officer, Jones Apparel Group, Inc., 250 Rittenhouse Circle, Bristol, Pennsylvania 19007.

Transfer Agent and Registrar

The Bank of New York
Shareholder Relations Department - 11E
P.O. Box 11258, Church Street Station
New York, New York 10286
1-800-524-4458
e-mail: Shareowners@bankofny.com
website: www.stockbny.com

Independent Auditors

BDO Seidman, LLP
330 Madison Avenue
New York, New York 10017
212-885-8000

Corporate Offices

250 Rittenhouse Circle
Bristol, Pennsylvania 19007
215-785-4000

1411 Broadway
New York, New York 10018
212-642-3860

